EXHIBIT 99.1

CDN. $533,000,000

FIFTH AMENDED AND RESTATED EXTENDIBLE REVOLVING CREDIT FACILITY

- and -

CDN. $30,000,000

WORKING CAPITAL FACILITY

CREDIT AGREEMENT

BETWEEN:

COMPTON PETROLEUM CORPORATION

(as Borrower)

- and -

Certain Canadian chartered banks

(as Lenders)

with

BANK OF MONTREAL

(as Lead Arranger and Administrative Agent for the Lenders)

- and -

THE BANK OF NOVA SCOTIA

(as Syndication Agent for the Lenders)

- and -

THE TORONTO-DOMINION BANK

(as Documentation Agent for the Lenders)

Dated as of: August 15, 2007

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Headings and Table of Contents	30
1.3	References	30
1.4	Rules of Interpretation	31
1.5	Generally Accepted Accounting Principles	31
1.6	Time	31
1.7	Monetary References	31
1.8	Payment for Value	31

ARTICLE 2 REPRESENTATIONS AND WARRANTIES		31
2.1	Representations and Warranties	31
2.2	Deemed Representation and Warranty	35

ARTICLE 3 THE CREDIT FACILITIES		35
3.1	Obligations of each Lender	35
3.2	Purpose	36
3.3	Redetermination of Borrowing Base and Net Borrowing Base by Lenders	36
3.4	Takeover Notification	38
3.5	Accommodations - Production Facility	39
3.6	Accommodations - Working Capital Facility	40
3.7	Overdrafts	40
3.8	Selection of Libor Interest Periods	41
3.9	Conditions Applicable to Bankers' Acceptances	41
3.10	Agent's Duties re Bankers' Acceptances	43
3.11	Notice of Repayment	44
3.12	Letters of Credit	44
3.13	Pro-Rata Treatment of Accommodations	45
3.14	Conversion Option	45
3.15	Rollovers	46
3.16	Notices Irrevocable	46
3.17	Extension of Term Date and Maturity Date	46
3.18	Lender Swaps	49
3.19	MasterCard Facility	50

ARTICLE 4 REPAYMENT AND PREPAYMENT		50
4.1	Reduction of Commitments and Repayment of Accommodations	50
4.2	Repayment of Outstandings In Excess of Commitments	51
4.3	Mandatory Prepayment	51
4.4	Cancellation of Commitment and Prepayment	51
4.5	Early Repayment of Libor Loans, Letters of Credit and Bankers' Acceptances	52
4.6	Evidence of Indebtedness	52
4.7	Replacement or Removal of a Lender	52
4.8	Restrictions on Substituted Lenders	53
4.9	Documentation Respecting Substituted Lender	53
4.10	Power of Attorney for Impacted Lender	53

ARTICLE 5 PAYMENT OF INTEREST AND FEES		53
5.1	Interest on Prime Loans	53
5.2	Interest on US Base Rate Loans	54
5.3	Interest on Libor Loans	54
5.4	Bankers' Acceptance Fees	54
5.5	Letter of Credit Fees	55

ii

5.6	Interest on Overdue Amounts	55
5.7	Standby Fees	55
5.8	Agent's Fees	56
5.9	Maximum Rate Permitted by Law	56
5.10	Interest Generally	56
5.11	Interest and Fee Adjustment	56

ARTICLE 6 SECURITY AND SUBSIDIARY DESIGNATION		57
6.1	Security	57
6.2	Borrowing Base Subsidiary Designation	58
6.3	Release and Amendment of Security	58
6.4	Registrations and Renewals	58
6.5	Extensions, Etc.	59
6.6	Permitted Encumbrances and Permitted Indebtedness	59
6.7	Fixed Charge Reports and Supplements	59
6.8	Designation of Subsidiaries as Unrestricted Subsidiaries	59

ARTICLE 7 PAYMENT AND TAXES		60
7.1	Time, Place and Currency of Payment	60
7.2	Application of Payments Prior to an Event of Default	60
7.3	Taxes	61
7.4	Account Debit Authorization	61

ARTICLE 8 CONDITIONS PRECEDENT TO DISBURSEMENT OF THE ACCOMMODATIONS		61
8.1	Effectiveness and Conditions Precedent	61
8.2	Continuing Conditions Precedent	63
8.3	Waiver of a Condition Precedent	63

ARTICLE 9 COVENANTS OF THE BORROWER		63
9.1	Positive Covenants of the Borrower	63
9.2	Negative Covenants of the Borrower	68
9.3	Environmental Audit	73

ARTICLE 10 EVENTS OF DEFAULT		73
10.1	Events of Default	73
10.2	Acceleration and Demand	76
10.3	Demands for Repayment	77
10.4	Cash Collateral Accounts	77
10.5	Remedies on Default	78
10.6	Right of Set-Off	78
10.7	Application and Sharing of Payments Following Acceleration	79
10.8	Adjustments	80
10.9	Calculations as at the Adjustment Time	80
10.10	Lenders May Perform Covenants	80
10.11	Waiver of Default	81

ARTICLE 11 EXPENSES AND INDEMNITIES		81
11.1	Reimbursement of Expenses	81
11.2	Increased Cost	81
11.3	Illegality	82
11.4	Substitute Basis of Accommodation	83
11.5	Funding Indemnity	83
11.6	General Indemnity	83

iii

ARTICLE 12 THE AGENT AND THE LENDERS		84
12.1	Authorization of Agent	84
12.2	Responsibility of Agent	84
12.3	Acknowledgment of Lenders	84
12.4	Rights and Obligations of Each Lender and Swap Lender	85
12.5	Notice to Lenders	85
12.6	Notices between the Lenders or Swap Lenders, the Agent and the Borrower	85
12.7	Agent's Duty to Deliver Documents Obtained from the Borrower	86
12.8	Arrangements for Accommodations	86
12.9	Arrangements for Repayment of Accommodations	86
12.10	Repayment by Lenders to Agent	86
12.11	Adjustments Among Lenders	87
12.12	Lenders' Consents to Waivers, Amendments, etc	88
12.13	Reimbursement of Agent's Expenses or Lender's Costs	89
12.14	Reliance by Agent on Notices, etc	89
12.15	Relations with Borrower	89
12.16	Successor Agent	89
12.17	Indemnity of Agent	90
12.18	Sharing of Information	90
12.19	Amendment to this Article 12	90

ARTICLE 13 SUCCESSORS AND ASSIGNS AND JUDGMENT CURRENCY		90
13.1	Successors and Assigns	90
13.2	Judgment Currency	91
13.3	Swap Lender	91

ARTICLE 14 MISCELLANEOUS		92
14.1	Severability	92
14.2	Survival of Undertakings	92
14.3	Failure to Act	92
14.4	Waivers	92
14.5	Amendments	92
14.6	Notice	92
14.7	Whole Agreement	93
14.8	Governing Law	93
14.9	Term of Agreement and Security	93
14.10	Time of Essence	94
14.11	Conflict with Loan Documents	94
14.12	Dealings with Agent	94
14.13	Further Assurances	94
14.14	Counterpart Execution	94

Schedule "A"	-	Notice of Accommodation, Repayment, Prepayment or Cancellation of Total Commitment
Schedule "B"	-	Conversion Notice
Schedule "C"	-	Rollover Notice
Schedule "D"	-	Compliance Certificate
Schedule "E"	-	Request for an Offer of Extension
Schedule "F"	-	Lender Transfer Agreement
Schedule "G"	-	Subsidiary Guarantee
Schedule "H"	-	Power of Attorney Terms – Bankers' Acceptances
Schedule "I"	-	Outstanding Letters of Guarantee and Letters of Credit

THIS FIFTH AMENDED AND RESTATED CREDIT AGREEMENT is dated and effective as of the 15th day of August, 2007.

AMONG:

COMPTON PETROLEUM CORPORATION, a corporation incorporated under the laws of Alberta, having its principal offices in Calgary, Alberta, Canada (the "Borrower")

AND:

BANK OF MONTREAL, THE BANK OF NOVA SCOTIA and THE TORONTO-DOMINION BANK, in their capacities as Lenders

AND:

BANK OF MONTREAL, a Canadian chartered bank having its head office in the City of Montreal, Quebec, Canada and a branch in Toronto, Ontario, Canada in its capacity as Agent

WHEREAS:

1.                            The Borrower, the Lenders and the Agent are parties to the fourth amended and restated credit agreement dated as of November 22, 2005, as amended effective July 5, 2006, November 16, 2006 and July 4, 2007 (as so amended, the "Original Credit Agreement") pursuant to which the Lenders made certain extendible revolving credit facilities available to the Borrower; and

2.                             The Agent, the Lenders and the Borrower have agreed to amend and restate the Original Credit Agreement on the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"2002 Registration Rights Agreement" means the agreement in relation to the 2002 Senior Unsecured Notes dated as of May 8, 2002 among the Borrower, the Borrowing Base Subsidiaries and the other parties named on the signature pages thereto, as the same may be supplemented, amended, restated or replaced from time to time as permitted hereby;

"2002 Senior Unsecured Debt" means all present and future Indebtedness, liabilities and obligations of the Borrower or any Subsidiary arising pursuant to the 2002 Senior Unsecured Note Documents;

"2002 Senior Unsecured Guarantees" means the unsecured guarantees entered into by the Borrowing Base Subsidiaries (other than Finco, Holdco, Acquireco and Stylus) dated as of May 8, 2002, pursuant to Article 10 of the 2002 Senior Unsecured Note Agreement and the "Notations of Guarantee" delivered by such Borrowing Base Subsidiaries pursuant thereto, and any subsequent guarantees entered into by any Subsidiaries in substantially the same form, in each case guaranteeing the Borrower's Indebtedness under the 2002 Senior Unsecured Notes;

"2002 Senior Unsecured Note Agreement" means the indenture dated as of May 8, 2002 among, inter alia, the Borrower, the Borrowing Base Subsidiaries (other than Acquireco and Stylus) and The Bank of Nova Scotia Trust Company of New York, solely in its capacity as trustee, as amended by the supplemental indenture dated as of November 16, 2005 among the same parties and Finco, providing for, inter alia, the issuance of the 2002 Senior Unsecured Notes, as the same may be supplemented, amended, restated or replaced from time to time as permitted hereunder;

"2002 Senior Unsecured Note Documents" means the 2002 Senior Unsecured Note Agreement, the 2002 Senior Unsecured Notes, the 2002 Senior Unsecured Guarantees, the 2002 Registration Rights Agreement and all other agreements, acknowledgments, consents and documents relating thereto and entered into by the Borrower or any Subsidiary of the Borrower;

"2002 Senior Unsecured Note Maturity Date" means May 15, 2009 or such later date as mutually agreed between the Borrower and the 2002 Senior Unsecured Noteholders on which the principal amount of the 2002 Senior Unsecured Notes is due for payment;

"2002 Senior Unsecured Noteholders" means the Persons who from time to time are "Holders"(as defined in the 2002 Senior Unsecured Note Agreement) of the 2002 Senior Unsecured Notes (or any of them);

"2002 Senior Unsecured Notes" means the 9.9% senior unsecured notes due May 15, 2009 (unless such date is otherwise extended) in the aggregate principal amount of US $165,000,000 issued under the 2002 Senior Unsecured Note Agreement;

"2005 Registration Rights Agreement" means the agreement in relation to the 2005 Senior Unsecured Notes dated as of November 22, 2005 among the Borrower, the Borrowing Base Subsidiaries (other than Acquireco and Stylus) and the other parties named on the signature pages thereto, as the same may be supplemented, amended, restated or replaced from time to time as permitted hereunder;

"2005 Senior Unsecured Debt" means all present and future Indebtedness, liabilities and obligations of Finco, the Borrower or any Subsidiary arising pursuant to the 2005 Senior Unsecured Note Documents;

"2005 Senior Unsecured Guarantees" means the unsecured guarantees entered into by the Borrower andthe Borrowing Base Subsidiaries (other than Finco, Acquireco and Stylus) dated as of November 22, 2005, pursuant to Article 10 of the 2005 Senior Unsecured Note Agreement and the "Notations of Guarantee" delivered pursuant thereto, and any subsequent guarantees entered into by any Subsidiaries in substantially the same form, in each case guaranteeing Finco's Indebtedness under the 2005 Senior Unsecured Notes;

"2005 Senior Unsecured Note Agreement" means the indenture dated as of November 22, 2005 among Finco, the Borrower, the Borrowing Base Subsidiaries (other than Acquireco and Stylus) and The Bank of Nova Scotia Trust Company of New York, solely in its capacity as trustee, providing for, inter alia, the issuance of the 2005 Senior Unsecured Notes, as the same may be supplemented, amended, restated or replaced from time to time as permitted hereunder;

"2005 Senior Unsecured Note Documents" means the 2005 Senior Unsecured Note Agreement, the 2005 Senior Unsecured Notes, the 2005 Senior Unsecured Guarantees, the 2005 Registration Rights Agreement, the 2006 Registration Rights Agreement and all other agreements, acknowledgments, consents and documents relating thereto and entered into by Finco, the Borrower or any Subsidiary of the Borrower;

"2005 Senior Unsecured Note Maturity Date" means December 1, 2013 or such later date as mutually agreed between Finco and the 2005 Senior Unsecured Noteholders on which the principal amount of the 2005 Senior Unsecured Notes is due for payment;

"2005 Senior Unsecured Noteholders" means the Persons who from time to time are "Holders"(as defined in the 2005 Senior Unsecured Note Agreement) of the 2005 Senior Unsecured Notes (or any of them);

"2005 Senior Unsecured Notes" means:

(a)

the 7 5/8% senior unsecured notes due December 1, 2013 (unless such date is otherwise extended) in the aggregate principal amount of US$300 million issued under the 2005 Senior Unsecured Note Agreement on November 22, 2005; and

(b)	the 2006 Additional Notes;

"2006 Additional Notes" means the 7 5/8% senior unsecured notes due December 1, 2013 (unless such date is otherwise extended) in the aggregate principal amount of US$150 million issued under the 2005 Senior Unsecured Note Agreement as Additional Notes on April 4, 2006;

"2006 Registration Rights Agreement" means the agreement in relation to the 2006 Additional Notes dated as of April 4, 2006 among the Borrower, the Borrowing Base Subsidiaries (other than Acquireco and Stylus) and the other parties named on the signature pages thereto, as the same may be supplemented, amended, restated or replaced from time to time as permitted hereunder;

"Acceleration Notice" means a written notice delivered by the Agent to the Borrower pursuant to Section 10.2(b) declaring all Indebtedness of the Borrower outstanding to the Lenders hereunder to be due and payable;

"Accommodations" means the advance of Loans, the acceptance of Bankers' Acceptances and the issuance of Letters of Credit;

"Accounts" means the accounts and records established by the Agent pursuant to Section 4.6 to record the Borrower's liability to each of the Lenders in respect of the Accommodations and other amounts outstanding by the Borrower to each of the Lenders and the Agent hereunder;

"Acquireco" means Compton Petroleum Acquisition Limited, a corporation incorporated under the laws of the Province of Alberta;

"Acquired Assets" means all of the assets, properties and interests of Stylus;

"Acquisition" means the acquisition by Acquireco of all of the Stylus Shares pursuant to the Offer and, if applicable, pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta) and the result of which is that Stylus is a direct or indirect wholly owned subsidiary of the Borrower;

"Acquisition Documents" means the agreements, documents and instruments under which Acquireco has effected the Acquisition, including, without limitation, the Offer, the "Pre-Acquisition Agreement" entered into between the Borrower and Stylus dated July 5, 2007 and all pre-tender or other material agreements, documents and instruments under which Acquireco effects the Acquisition;

"Additional Notes" has the meaning ascribed thereto in the 2005 Senior Unsecured Note Agreement;

"Adjustment Time" means the time of occurrence of the last event necessary (being either the delivery of a Demand for Repayment or the occurrence of a Termination Event) to ensure that all Lender Outstandings are thereafter due and payable and such time shall conclusively be:

(c)

in the case where such last event is the delivery of a Demand for Repayment, the time of delivery for such Demand for Repayment or, where not delivered as required within a time period specified in Section 10.3, then the last day of such time period; and

(d)

in the case where such last event is the occurrence of a Termination Event, the time of occurrence of such Termination Event determined pursuant to the provisions of the Credit Agreement giving rise to such Termination Event;

"Affected Lender" has the meaning set forth in Section 3.4(c);

"Affiliate" means any Person which, directly or indirectly, controls, is controlled by or is under common control with another Person; and for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of Voting Shares or by contract or otherwise;

"Agent" means BMO when acting in its capacity as agent hereunder and includes any successor agent appointed pursuant to Section 12.16 and any successor entity to BMO;

"Agent's Account for Payments" means:

(a)	for all payments in Canadian Dollars, the following account maintained by the Agent at its Toronto main branch, to which payments and transfers are to be effected as follows:

[Redacted for confidentiality.]

(b)	for all payments in US Dollars, the following account maintained by the Agent at its Toronto main branch, to which payments and transfers are to be effected as follows:

[Redacted for confidentiality.]

or such other places or accounts as may be agreed upon by the Agent and the Borrower from time to time and notified in writing to the Lenders;

"Agent's Branch of Account" means the Bank of Montreal, After Sales, 19th Floor, First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1A1 (Telecopy No. (416) 867-5718) or such other office or branch of the Agent in Canada as the Agent may from time to time advise the Borrower and the Lenders in writing;

"Agreeing Lender" has the meaning ascribed to it in Section 3.17(b);

"Agreement" means this fourth amended and restated credit agreement, all Schedules attached hereto and any future amendments and restatements, replacements or supplements hereto or thereto;

"Applicable Law" means, in relation to any Person, property, transaction or event, all applicable provisions (or mandatory applicable provisions, if so specified) of federal, provincial, state or local laws, statutes, rules, regulations, official directives and orders of all Governmental Authorities and Governmental Actions of Governmental Authorities in actions or proceedings in which the Person in question is a party or by which it is bound or having application to the Person, property, transaction or event;

"Applicable Lenders", in the case of the Production Facility, means all of the Lenders, and in the case of the Working Capital Facility, means only the Working Capital Lender;

"BA Equivalent Advance" means the Accommodations or any portion thereof made available by a Non-BA Lender denominated in Cdn. Dollars and which, at the sole election of the applicable Non-BA Lender, may be evidenced by a Discount Note;

"Bankers' Acceptances" means the Accommodations or any portion thereof made available by the Lenders to the Borrower by way of bankers' acceptances denominated in Cdn. Dollars which are issued by the Borrower pursuant to Sections 3.5, 3.6, 3.9(b)(ii) or 3.14 and accepted by the Applicable Lender pursuant to Section 3.9;

"Banking Day" means a day which is both a Business Day and a day on which dealings in US Dollars by and between banks in the London, England interbank market may be conducted;

"BMO" means Bank of Montreal, a Canadian chartered bank and its successors and permitted assigns;

"BNS" means The Bank of Nova Scotia, a Canadian chartered bank and its successors and permitted assigns;

"Borrower" means Compton Petroleum Corporation, a corporation incorporated under the laws of Alberta, having its principal offices in Calgary, Alberta, Canada;

"Borrowing Base" means the amount set out in Section 3.3(e)as redetermined by the Lenders from time to time holding at least 80% of the Total Commitment pursuant to Section 3.3, such redetermination to be made by such Lenders in the exercise of their sole discretion in accordance with their then usual production loan parameters for production loans of a similar nature and which redetermination shall constitute such Lenders' estimate of the lending value of the proved producing reserves (and, if all the Lenders so determine in their sole discretion, proved non-producing reserves or specified proved undeveloped reserves) of Petroleum Substances attributable to the Borrowing Base Assets. In making the redetermination of the Borrowing Base from time to time, such Lenders will utilize their estimates, at the time of redetermination, of economic factors, quantity and recoverability of reserves, capital expenditures, operating expenses, taxes, discount rates, demand for and deliverability of the Petroleum Substances, pricing forecasts, abandonment and reclamation costs, burdens, foreign exchange rates, escalation or de-escalation of commodity prices and expenses over the economic life of the relevant reserves and other assumptions and factors as such Lenders consider affect such determination;

"Borrowing Base Assets" means all and only:

(a)

P&NG Rights and related Miscellaneous Interests of the Borrower and its Borrowing Base Subsidiaries to which the Engineering Report most recently provided to the Agent attributes any proved producing reserves and, if all the Lenders so determine in their sole discretion for any particular purpose, specified proved non-producing reserves or specified proved undeveloped reserves of Petroleum Substances; and

(b)

Tangibles and related Miscellaneous Interests of the Borrower and its Borrowing Base Subsidiaries which are directly or primarily used in connection with any reserves described in paragraph (a) of this definition and included in the Borrowing Base by the Majority Lenders;

"Borrowing Base Subsidiary" means:

(a)	on the Effective Date, Hornet, the Partnership, Finco, Holdco, Acquireco and Stylus; and

(b)	any other wholly-owned Subsidiary of the Borrower or a Borrowing Base Subsidiary, designated by the Borrower as a Borrowing Base Subsidiary in accordance with Section 6.2;

and which in each case has provided a Subsidiary Guarantee in accordance with Section 6.1(b), and in each case for so long as it remains a wholly-owned Subsidiary of the Borrower, or a wholly-owned Subsidiary of a wholly-owned Subsidiary of the Borrower;

"Borrowing Notice" means a notice in the form attached as Schedule "A";

"bps" means 1/100 of 1%;

"Branch of Account" means, with respect to each Lender, the branch or office of such Lender at the address set forth opposite such Lender's name on the signature pages of this Agreement or such other branch or office in Canada as such Lender may from time to time advise the Borrower and the Agent in writing; provided that, for purposes of delivering any notice required to be delivered by the Agent to a Lender pursuant to Section 12.7 and for purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify in writing any other branch or office of such Lender in Canada and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"Business Day" means a day, excluding Saturday and Sunday, on which banking institutions are open for business in Toronto, Ontario, Canada and Calgary, Alberta, Canada and, in respect of any payments hereunder in US Dollars, a day on which banking institutions are also open for business in New York, New York;

"Canadian Dollars", "Cdn. Dollars" and the symbol "Cdn. $" each means lawful money of Canada;

"Canadian Originated Preferred Securities" means preferred shares of a Person which are redeemable for cash at the option of the holder thereof in specified circumstances and which entitle such Person to satisfy such cash obligation by the issuance of its own shares or by effecting an issue of shares and satisfying the redemption obligation from the proceeds of such issuance;

"Cancellation Payment" has the meaning set forth in Section 4.7(a);

"Capital Distribution" by a Person means:

(a)	any declaration or payment by the Person of any dividend or other distribution on or in respect of any of the share capital of such Person;
(b)

any payment by the Person in respect of the redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of any Voting Shares or any share rights in or in relation to its capital;

(c)

payment by the Person of any amount of principal, interest or other amounts in respect of any loan or other Indebtedness which is owed to any of its Affiliates (other than in respect of any such payments made by Borrowing Base Subsidiaries to the Borrower);

(d)

any loan, advance, payment of management or consulting fees or reimbursement of costs which is made by the Person to or in favour of a holder of Voting Shares in respect of the Person or an Affiliate of such holder; or

(e)

the transfer by the Borrower of any property or assets for consideration of less than its or their fair market value to any of its Affiliates; whether any of the foregoing is made, paid or satisfied in or for cash, property or both;

"Capital Lease" means, with respect to any Person, any lease or other arrangement relating to real or personal property which should, in accordance with Generally Accepted Accounting Principles, be accounted for as a capital lease on a balance sheet of such Person;

"Capitalized Lease Obligation" means, at any time, the amount of any obligation which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a Capital Lease on the consolidated balance sheet of the Borrower and its Subsidiaries;

"Cash Collateral Account" means an account with the Agent or such institution as designated by the Agent from which the Borrower has no withdrawal rights or privileges, which account and all funds credited thereto and interest thereon (all of which shall be for the account of the Borrower) shall be the subject of a Security Interest in favour of the Agent on behalf of the Lenders;

"CDOR Rate" means, on any day:

(a)

for Bankers' Acceptances which have a Standard Term, the per annum rate of interest which is the rate determined as being the arithmetic average of the rates per annum (calculated on the basis of a year of three hundred and sixty-five (365) days) applicable to Canadian Dollar bankers' acceptances having identical issue and comparable maturity dates as the Bankers' Acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR CAD-BA Page" (or any display substituted therefor) of Reuters Monitor Money Rates Service as at approximately 8:00 a.m. (Calgary time) on such day (as adjusted by the Agent in good faith after 8:00 a.m. (Calgary time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); and

(b)

for Bankers' Acceptance which do not have a Standard Term, the arithmetic average of the discount rate quoted by each Schedule I Reference Lender (determined by the Agent as of 8:00 a.m. (Calgary time) on such day) which would be applicable in respect of an issue of bankers' acceptances in a comparable amount and with identical maturity dates to the Bankers' Acceptances proposed to be issued by the Borrower on such day;

"Circumstance" has the meaning set forth in Section 11.2;

"Commitment" means each Lender's obligation hereunder to make Accommodations available to the Borrower, subject to the terms of this Agreement, at any one time outstanding up to but not exceeding the amount set forth opposite such Lender's name on the signature pages hereto (or in any Lender Transfer Agreement executed hereafter) as such Lender's Commitment, as such amount may hereafter be cancelled, reduced, increased or terminated from time to time pursuant to this Agreement;

"Commodity Swap" means any transaction, arrangement or agreement entered into between the Borrower or a Borrowing Base Subsidiary and a counterparty on a case by case basis, including a futures contract, a commodity option, a swap, a forward sale or otherwise, the purpose of which is to mitigate, manage or eliminate its exposure to fluctuations in commodity prices, including contracts settled by physical delivery of the commodity not settled within 60 days of the date of any such contract;

"Compliance Certificate" means a compliance certificate substantially in the form attached hereto as Schedule "D" executed by any two of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President or Treasurer of the Borrower;

"Consolidated Cash Flow" means in respect of any period and as determined in accordance with GAAP on a consolidated basis (and, for greater certainty after the payment of interest and premiums on the Total Senior Unsecured Debt), the funds from operations (which, for clarity, shall mean net income plus non-cash items deducted

(including specifically, to the extent so deducted, deferred income taxes, depletion, depreciation, amortization and provision for site restorations and minority interests in Subsidiaries) or minus non-cash items added in determining such net income), without giving effect to extra-ordinary items, of the Borrower and its Borrowing Base Subsidiaries; provided that there shall be included in such Consolidated Cash Flow, determined in a manner satisfactory to the Majority Lenders, acting reasonably, any funds from operations attributable to or deducted from, as applicable (i) assets acquired by the Borrower or any of its Borrowing Base Subsidiaries in such period and (ii) any Person which became a Borrowing Base Subsidiary in such period, in each case determined as if such assets or the ownership interest in such Borrowing Base Subsidiary were owned by the Borrower throughout such period;

"Consolidated Current Assets" means, at the end of a Fiscal Quarter and as determined in accordance with GAAP on a consolidated basis, the amount of current assets of the Borrower and its Subsidiaries;

"Consolidated Current Liabilities" means, at the end of a Fiscal Quarter and as determined in accordance with GAAP on a consolidated basis, the amount of current liabilities of the Borrower and its Subsidiaries;

"Consolidated Debt" means, at the end of a Fiscal Quarter and as determined in accordance with GAAP on a consolidated basis for the Borrower, an amount determined by adding the amount of Consolidated Working Capital Deficit and all of the Borrower's Indebtedness for Borrowed Money;

"Consolidated Debt to Cash Flow Ratio" means, as of the last day of each Fiscal Quarter, the ratio of Consolidated Debt as of such date to an amount equal to two times the Consolidated Cash Flow for the six (6) month period then ended;

"Consolidated Working Capital Deficit" means, as of the date of determination, the amount, if any, by which Consolidated Current Liabilities exceeds Consolidated Current Assets;

"Contingent Liabilities" means, in respect of a Person, any obligation whatsoever, whether choate or inchoate, direct or indirect, contingent or otherwise, guaranteeing or assuring, or in effect guaranteeing or assuring, any Indebtedness or obligation of any other Person, or indemnifying any Person against loss, in any manner, whether directly or indirectly including, without limitation, financial assistance by way of a loan, guarantee, share purchase, equity contribution or any credit support arrangement of any nature whatsoever;

"Conversion" means a conversion of one type of Accommodation into another type of Accommodation;

"Conversion Date" means a Business Day or Banking Day that the Borrower has notified the Agent at the Agent's Branch of Account as the date on which the Borrower has elected to convert an Accommodation or a portion thereof pursuant to Section 3.14;

"Conversion Notice" means a notice in the form of Schedule "B";

"Credit Agreements" mean, collectively, this Agreement and all Swaps with a Swap Lender documented under the applicable ISDA Master Agreements and all Transactions documented thereunder, and "Credit Agreement" means any of them;

"Credit Facility" has the meaning ascribed thereto in the 2005 Senior Unsecured Note Agreement;

"Credit Suisse" means Credit Suisse, Toronto Branch and its successors and permitted assigns;

"Creditor Proceedings" means any dissolution, winding up, total or partial liquidation, plan of arrangement under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or the arrangement provisions of any applicable corporate law, general assignment for the benefit of creditors or similar proceedings offered with respect to the Borrower or any Borrowing Base Subsidiary or its properties or liabilities;

"Currency Swap" means a financial arrangement entered into between the Borrower or a Borrowing Base Subsidiary and a counterparty on a case by case basis in connection with a foreign exchange futures contract, currency swap, currency option, currency exchange or other similar currency related transactions, the purpose of which is to mitigate, manage or eliminate the exposure to fluctuations in exchange rates, and in any event includes any Senior Unsecured Note Cross Currency Swap;

"DBNA" has the meaning given to in Section 3.9(d);

"Default" shall mean the occurrence of any of the events specified in Section 10.1, whether or not any requirement for notice or lapse of time or other condition precedent has been satisfied;

"Demand for Repayment" means an Acceleration Notice given hereunder or a Swap Demand for Repayment;

"Discount Note" means a non-interest bearing promissory note of the Borrower, denominated in Cdn. Dollars, issued by the Borrower to a Non-BA Lender substantially in the form attached as Schedule "J" or such other form as may be agreed to by the Agent, the Borrower and such Non-BA Lender;

"Discount Proceeds" means, in respect of any Bankers' Acceptance where required to be purchased by a Lender hereunder, an amount (rounded to the nearest whole cent with one-half of one cent being rounded-up) determined as of the applicable Drawdown Date, Conversion Date or Rollover Date which is equal to:

Face Amount x Price
100

where "Face Amount" is the face amount of such bankers' acceptance and "Price" is equal to:

100
1 + (Rate x Term)
365

where the "Rate" is the applicable Discount Rate expressed as a decimal on the day of purchase; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded-up;

"Discount Rate" means:

(a)	with respect to an issue of Bankers' Acceptances having the same maturity date accepted by a Lender that is a bank under Schedule I of the Bank Act (Canada), the CDOR Rate; and
(b)

with respect to an issue of Bankers' Acceptances having the same maturity date accepted by a Schedule II Lender, Schedule III Lender or a Non-BA Lender, the lesser of (i) the CDOR Rate plus 10 bps and (ii) the percentage discount rate (expressed to 5 decimal places) determined by the Agent to be the average of the quoted discount rates (as at 10:00 a.m. Toronto Time) on such day of the Reference Lenders for bankers' acceptances having an identical issue and maturity date in amounts comparable to the Bankers' Acceptances to be accepted and purchased by such lenders in connection with such issue of Bankers' Acceptances, or to the BA Equivalent Advances to be effected in connection with such issue of Bankers'

Acceptances. If any Reference Lender does not furnish a timely quotation, the Agent shall determine the relevant discount rate on the basis of the quotation or the quotations furnished by the other Reference Lender (if any). Each such determination by the Agent shall be conclusive and binding, absent manifest error, and may be computed using any reasonable averaging and attribution methods;

"Drawdown" means the advance of an Accommodation by way of a Prime Loan, US Base Rate Loan, Libor Loan, Bankers' Acceptance, or the issuance of a Letter of Credit, other than as a result of a Conversion or Rollover or a drawing under a Letter of Credit;

"Drawdown Date" means each Business Day on which Accommodations are to be made pursuant to a request from the Borrower under Section 3.5 or 3.6;

"Effective Date" means the date on which the conditions precedent under Section 8.1 have been satisfied;

"Engineering Report" means a detailed report prepared by an independent petroleum engineer or firm thereof satisfactory to the Majority Lenders, acting reasonably, which report shall, as of its date, set forth the reserves attributable to the petroleum, natural gas and related hydrocarbon reserves owned by the Borrower and any Borrowing Base Subsidiary whose lands and properties form a part of the Borrowing Base Assets and which report shall be in form and substance satisfactory to the Majority Lenders, acting reasonably, and shall, as a minimum, set forth the Borrower's and any Borrowing Base Subsidiary's royalty interests, proved developed producing, proved developed non-producing and proved undeveloped reserves and a projection of the rate of production and future net revenue therefrom;

"Environmental Laws" means all Applicable Laws regarding the environment or pursuant to which Environmental Liabilities would arise or have arisen, including relating to the Release or threatened Release of any contaminant or the generation, use, storage or transportation of any contaminant;

"Environmental Liabilities" means any and all Indebtedness for any Release, any environmental damage, any contamination or any other environmental problem caused or alleged to have been caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, whether or not caused by a breach of applicable Laws, including, without limitation, all Indebtedness arising from or related to: any surface, underground, air, groundwater, or surface water contamination; the abandonment or plugging of any well; restorations and reclamations; the removal of or failure to remove any foundations, structures or equipment; the cleaning up or reclamation of storage sites; any Release; violation of pollution standards; and personal injury (including sickness, disease or death) and property damage arising from the foregoing;

"Equivalent Amount" in one currency (the "First Currency") of an amount in another currency (the "Other Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Bank of Canada noon (Toronto time) mid-point spot rate for such currencies on such date of determination (as quoted or published from time to time by the Bank of Canada) or, if such date of determination is not a Business Day or a Banking Day, on the Business Day or Banking Day immediately preceding such date of determination, or at such other rate as may have been agreed to by the Borrower and the Agent;

"Escrow Funds" has the meaning ascribed thereto in Section 10.4(b);

"Event of Default" means any of the events or circumstances specified in Section 10.1 after the lapse of any cure or notice period;

"Excess Overdraft Indebtedness" means, at any time when Working Capital Indebtedness is in excess of the Working Capital Facility Commitment, the amount of such excess which, for the purposes of this Agreement, shall be deemed to constitute Accommodations provided by way of Overdraft to the extent there are then Overdraft amounts equal to such excess;

"Existing Letters of Credit" means those letters of credit issued by BMO at the request of the Borrower pursuant to the Original Credit Agreement as summarized and set forth in Schedule "I";

"Facilities" means, collectively, the Production Facility and the Working Capital Facility and "Facility" means either of them;

"Fed Funds Rate" means, on any day, the rate of interest per annum for that day set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the Federal Reserve Board (the "H.15(519)") opposite the caption "Federal Funds (Effective)" and, if on any day such rate is not yet published in H.15(519), the rate for such day shall be the rate set forth in the Composite 3:30 p.m. Quotations for US Government Securities, or any successor publication, for such day published by the Federal Reserve Board (the "Composite 3:30 p.m. Quotations") under the caption "Federal Funds Effective Rate"; provided that if such rate is not yet published in either H.15(519) or the Composite 3:30 p.m. Quotations, such rate shall be the average of the interest rates per annum quoted for such day on overnight Federal funds (such words to have the meaning generally given to them by money market brokers of recognized standing doing business in the United States of America) transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent, acting reasonably;

"Financial Assistance" means providing or agreeing to provide (either directly or indirectly) financial assistance to any Person including, without limitation, financial assistance by way of a loan, Guarantee, share purchase, equity contribution, pledge or deposit of collateral, becoming liable as a co-borrower or co-lessee or any credit support arrangement of any nature whatsoever;

"Finco" means Compton Petroleum Finance Corporation, a corporation incorporated under the laws of Alberta, having its principal office in Calgary, Alberta;

"Finco Loan" means the unsecured loans made by Finco to the Borrower:

(a)	on November 22, 2005 in the principal amount of US$300 million; and
(b)	on April 4, 2006 in the principal amount of US$150 million,

being in the aggregate the total principal amount of the 2005 Senior Unsecured Notes;

"Finco Shares" means all issued and outstanding shares of Finco;

"Fiscal Quarter" means the three month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

"Fiscal Year" means the Borrower's fiscal year commencing on January 1 of each year and ending on December 31 of such year, or such other fiscal year of the Borrower as agreed to by the Majority Lenders;

"Fixed Charge Coverage Ratio" has the meaning ascribed thereto in the 2005 Senior Unsecured Note Agreement;

"Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles consistently applied which are in effect from time to time in Canada;

"Governmental Action" means an authorization, consent, approval, waiver, order, decree, license, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority (other than routine reporting requirements) or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

"Governmental Authority" means any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, board, bureau, department or commission (including any taxing authority); any instrumentality or office of any of the foregoing (including any quarter tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or any entity directly or indirectly controlled by any of the foregoing;

"Guarantee" means any undertaking to assume, guarantee, indemnify, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any Indebtedness of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the Indebtedness guaranteed thereby, unless the Guarantee is limited to a specified amount or to realization exclusively on specified assets in which case the amount of such Guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified assets, as the case may be, or the amount of such Indebtedness;

"Holdco" means Compton Petroleum Holdings Corporation, a corporation incorporated under the laws of Alberta, having its principal office in Calgary, Alberta;

"Holdco Loan" means the unsecured loans made by the Borrower to Holdco on or about November 22, 2005 in the aggregate principal amount of US$165,193,218.75, being the amount equal to the amount required to purchase the 2002 Senior Unsecured Notes tendered to the Purchase Offer, including accrued interest thereon;

"Holdco Shares" means all issued and outstanding shares of Holdco;

"Hornet" means Hornet Energy Ltd., a corporation amalgamated under the laws of Canada, having its principal office in Calgary, Alberta;

"Hornet Shares" means all issued and outstanding shares of Hornet;

"Impacted Lender" has the meaning set forth in Section 4.7;

"Indebtedness" means, with respect to any Person, all the Person's present and future indebtedness, liabilities and obligations of every nature and kind whatsoever, whether absolute or contingent, material or not, known or unknown, direct or indirect, including indebtedness created, incurred, assumed or guaranteed by such Person, all indebtedness for borrowed money, any indebtedness arising in respect of any Swap, the redemption amount of all preferred shares redeemable at the option of the holder, all indebtedness under any Canadian Originated Preferred Securities and all liabilities which in accordance with GAAP would appear on the liability side of a balance sheet of such Person prepared as at such time;

"Indebtedness for Borrowed Money" means, with respect to a Person at any time, all Indebtedness, liabilities and obligations of the Person at such time:

(a)

in respect of money borrowed (whether by such Person or not), which, in the case of the Borrower, includes, without limitation, the Production Indebtedness, Working Capital Indebtedness, MasterCard Indebtedness and Total Senior Unsecured Debt;

(b)	in respect of any lease which would be accounted for as either a Capital Lease or synthetic lease or any other obligation under which interest charges are customarily paid;
(c)	in respect of any Swap, the Swap Indebtedness thereunder;

(d)

"take-or-pay" or similar prepaid Indebtedness of a Person whereby such Person is obligated to settle, at some future date more than 90 days from the date the obligation is incurred, payment in respect of Petroleum Substances, whether by deliveries (accelerated or otherwise) of Petroleum Substances, payment of money or otherwise howsoever;

(e)

in connection with the acquisition of assets or receipt of services or both unless the same are payable in normal trade terms in less than six months from the date incurred and not the subject of any renewal or extension provisions or arrangements; or

(f)	for Contingent Liabilities or Guarantees in respect of any such Indebtedness for Borrowed Money (as hereinbefore defined);

"Interest Date" means the last Business Day of each month;

"Interest Determination Date" means, with respect to a Libor Loan, the date which is two (2) Banking Days prior to the first day of the Libor Interest Period applicable to such Libor Loan;

"Interest Payment Date" means:

(a)	with respect to Prime Loans and U.S. Base Rate Loans, the last Business Day of each calendar month;
(b)	with respect to a Libor Loan, the Libor Interest Date; or
(c)	such other date or dates as the Borrower and the Agent may agree in writing;

"Interest Swap" means a financial arrangement entered into between the Borrower or a Borrowing Base Subsidiary and a counterparty on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions or other similar interest rate related transactions, the purpose of which is to mitigate, manage or eliminate its exposure to fluctuations in interest rates;

"Investment" means, for any Person:

(a)

the acquisition (whether for cash, property, services, or securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person or any agreement to make any such acquisition (including, without limitation, any "short sale" or any sale of any security at a time when such securities are not owned by the Person entering into such short sale); or

(b)

the making of any deposit with or advance, loan or other extension of credit to any other Person (including the purchase of property from another person subject to an understanding or agreement, contingent or otherwise to resell such property to such person) but excluding any such deposit, advance, loan or extension of credit having a term not exceeding 90 days representing the purchase price of services, inventory or supplies provided or sold by such Person in the ordinary course of business;

"ISDA Master Agreement" means the 1992 International Swaps and Derivatives Association, Inc. Master Agreement (Multi Currency-Cross Border) as from time to time amended, restated or replaced by the International Swaps and Derivatives Association, Inc. and as used in this Agreement in relation to Lender Swaps means the form of such agreement as entered into between the Borrower or a Borrowing Base Subsidiary and the applicable Swap Lender;

"J.P. Morgan" means J.P. Morgan Chase Bank, N.A., Toronto Branch and its successors and permitted assigns;

"Judgment Currency" has the meaning set forth in Section 13.2;

"Lender Outstandings" means collectively the Production Indebtedness, the Working Capital Indebtedness and all Permitted Swap Indebtedness;

"Lender Swap" means any Swap entered into by the Borrower or a Borrowing Base Subsidiary where the other party (other than the Borrower or a Borrowing Base Subsidiary), at the time the Swap was entered into, is a Lender or an Affiliate of a Lender, whether or not such Lender remains a Lender and shall include all Swaps between the Borrower or a Borrowing Base Subsidiary and BMO, BNS or TD in effect on the Effective Date;

"Lender Transfer Agreement" means an agreement in the form attached hereto as Schedule "F";

"Lender's Proportion" means, at any time and from time to time with respect to each Lender and each Facility, the proportion that such Lender's Commitment in respect of such Facility bears to the amount of the total Commitments of all Lenders in respect of such Facility at such time and if such total Commitment in respect of such Facility is cancelled or terminated, "Lender's Proportion" shall mean the Lender's Proportion of such Lender in effect immediately prior to such cancellation or termination; provided however, that when such term is used in reference to or in relation to the Working Capital Facility, the Lender's Proportion for the Working Capital Lender, shall be 100% and for all other Lenders shall be 0%;

"Lender's Proportion of the Total Commitment" means in respect of each Lender, the proportion that such Lender's Commitment bears to the Total Commitment;

"Lenders" means each of the financial institutions named on the signature pages hereto as Lenders, including the lenders under the Production Facility and Working Capital Facility and BMO in its capacity as a Lender but excluding BMO in its capacity as the Agent; and any other financial institution which is a Permitted Assignee, has executed a Lender Transfer Agreement pursuant to Section 13.1 and which Lender Transfer Agreement has been executed by the assignee and the Agent, and "Lender" means any one of them;

"Letter of Credit" means a letter of credit or letter of guarantee issued by the Working Capital Lender for the account of the Borrower;

"Letter of Credit Fee" means, with respect to a Letter of Credit issued by the Working Capital Lender, a per annum rate equal to the applicable Margin;

"Libor" means, with respect to any Libor Interest Period applicable to a Libor Loan, the rate determined by the Agent, based on a 360 day year, rounded upwards, if necessary, to the nearest whole multiple of one-sixteenth of one percent (1/16th%), as the average of the offered quotations appearing on Reuters Page LIBO (or if such Reuters Page LIBO shall not be available the average of the offered quotations appearing on Telerate Page 3750 or if such Telerate Page shall not be available, any successor or similar services as may be selected by the Agent) for a period equal to the number of days in the applicable Libor Interest Period, for deposits in US Dollars of amounts comparable to the principal amount of such Libor Loan to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) 2 Banking Days prior to a Drawdown Date, Conversion Date or Rollover Date, as the case may be, for such Libor Interest Period. If neither the Reuters Page LIBO, Telerate Page nor any successor or similar service is available, then "Libor" shall mean, with respect to any Libor Interest Period applicable to a Libor Loan, the rate determined by the Agent, based on a 360 day year, rounded upwards, if necessary, to the nearest whole multiple of one-sixteenth of one percent (1/16th%), at which the Agent, in accordance with its normal practice, would be prepared to offer to leading banks in the London interbank market for delivery by the Agent on the first day of the applicable Libor Interest Period for a period equal to the number of days in such Libor Interest Period, deposits in US Dollars of amounts comparable to the principal amount of such Libor Loan to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) 2 Banking Days prior to a Drawdown Date, Conversion Date or Rollover Date, as the case may be, for such Libor Interest Period;

"Libor Interest Date" means the date falling on the last day of each Libor Interest Period; provided that if the Borrower selects a Libor Interest Period for a period longer than three (3) months, the Libor Interest Date shall be each date falling every three (3) months after the beginning of such Libor Interest Period and the date falling on the last day of such Libor Interest Period;

"Libor Interest Period" means, with respect to each Libor Loan, the initial period (subject to availability) of approximately one (1) month, two (2) months, three (3) months, or six (6) months (as selected by the Borrower and notified to the Agent at the Agent's Branch of Account pursuant to Section 3.5 or 3.6) commencing on and including the Drawdown Date, Conversion Date or Rollover Date, as the case may be, applicable to such Libor Loan and ending on and including the last day of such initial period, and thereafter, each successive period (subject to availability) of approximately one (1) month, two (2) months, three (3) months, or six (6) months (as selected by the Borrower and notified to the Agent at the Agent's Branch of Account pursuant to Section 3.8) commencing on and including the last day of the prior Libor Interest Period;

"Libor Loans" means the Accommodations or any portion thereof, made available by the Lenders to the Borrower pursuant to Sections 3.5, 3.6, 3.14 or 3.15 and outstanding from time to time, which are denominated in US Dollars, as applicable, and on which the Borrower has agreed to pay interest in accordance with Section 5.3;

"Loan Documents" means all Credit Agreements, the Security, each Bankers' Acceptance, each Lender Swap, and all other certificates, instruments and documents delivered by or on behalf of the Borrower or any Borrowing Base Subsidiary in connection therewith from time to time, and "Loan Document" means any of them;

"Loans" means the aggregate principal amount of Accommodations outstanding from time to time by way of Prime Loans, Libor Loans and US Base Rate Loans and "Loan" means any Prime Loan, Libor Loan or US Base Rate Loan;

"Majority Lenders" means:

(a)	when there are less than 3 Lenders, all of the Lenders;
(b)

during the continuance of a Default or an Event of Default when there are any Outstandings, and subject to Section 10.5(a) those Lenders (but in no circumstances less than 2) to whom there is owing 66-2/3% or more of the aggregate Outstandings under the Production Facility and Working Capital Facility; and

(c)	at any other time, those Lenders (but in no circumstances less than 2) the Commitments of which are, in the aggregate, at least 66-2/3% of the Total Commitment;

"Margin" means, at any time, a margin, expressed as a rate per three hundred and sixty-five (365) day period for Prime Loans, US Base Rate Loans and Bankers' Acceptances or in the case of Libor Loans, per three hundred and sixty (360) day period, payable to the Lenders with respect to Accommodations under the Production Facility or Working Capital Facility as set forth in the table below:

Type of Accommodation	Consolidated Debt to Cash Flow Ratio
	<1.00 to 1.0	>1.00 to 1.0 to <1.50 to 1.0	>1.50 to 1.0 to <2.00 to 1.0	>2.00 to 1.0 to <2.50 to 1.0	>2.50 to 1.0 to <3.00 to 1.0	>3.00 to 1.0 to <3.50 to 1.0	>3.50 to 1.0
Prime Loans and U.S. Base Rate Loans	0 bps	0 bps	10 bps	30 bps	60 bps	75 bps	95 bps
Bankers' Acceptances (acceptance fees)	85 bps	95 bps	110 bps	130 bps	160 bps	175 bps	195 bps
Libor Loans	85 bps	95 bps	110 bps	130 bps	160 bps	175 bps	195 bps
Letters of Credit	85 bps	95 bps	110 bps	130 bps	160 bps	175 bps	195 bps

provided that during the Term Period of any Lender, the above Margins shall increase by 25 bps in all cases;

"Mark-to-Market" means, in respect of any Swap and for any day on which the Mark-to-Market is calculated, the amount, if any, that would be payable by the Borrower or a Borrowing Base Subsidiary to a Swap Lender (expressed as a positive number, a "Positive Mark-to-Market") or by such Swap Lender to the Borrower or a Borrowing Base Subsidiary (expressed as a negative number, a "Negative Mark-to-Market"), estimated by making at mid-market the calculations required by Section 6(e)(ii)(2)(A) of the ISDA Master Agreement between such Swap Lender, on the one hand, and the Borrower or a Borrowing Base Subsidiary, on the other hand, as if such ISDA Master Agreement were being terminated as a result of a Termination Event with two Affected Parties on that day of calculation. For purposes of this definition, capitalized terms used in this definition and not defined in this Agreement shall have the meanings ascribed to them in such ISDA Master Agreement;

"MasterCard Facility" means the facility provided by BMO to the Borrower (but not forming part of the Working Capital Facility or the Production Facility) as described in Section 3.19;

"MasterCard Indebtedness" means all Indebtedness of the Borrower to BMO under the MasterCard Facility up to a maximum outstanding principal amount of $200,000;

"Material Adverse Effect" means a material adverse effect on (i) the business, financial condition, operations, assets or properties of the Obligors taken as a whole, (ii) the ability of the Borrower to repay the Accommodations or any other amount outstanding hereunder or the ability of any Obligor to pay any of its obligations or contingent obligations under any Loan Document, (iii) the validity or enforceability of this Agreement or any other Loan Document, (iv) the ability of any Obligor to perform its material obligations under the Loan Documents, or (v) the rights, remedies and priority of the Agent and the Lenders under any of the Loan Documents;

"Maturity Date" means, in respect of each Lender, the date which is 366 days after the Term Date of such Lender as such Term Date may be extended from time to time hereunder;

"Miscellaneous Interests" means, in respect of any petroleum, natural gas or related hydrocarbons or Tangibles of the Borrower or any Borrowing Base Subsidiary, all of the Borrower's and any such Borrowing Base Subsidiary's interest, property and rights at such time, whether contingent or absolute, legal or beneficial, present or future which pertain to such petroleum, natural gas, related hydrocarbons or Tangibles at such time, including:

(a)	surface rights which are used or useful in connection with any of such petroleum, natural gas, related hydrocarbons or Tangibles;
(b)

permits, licences, authorizations and deposits relating to any of such petroleum, natural gas, related hydrocarbons or Tangibles, including in respect of facilities, wells and pipelines, or the export, removal, transportation, purchase or sale of Petroleum Substances; and

(c)

books, maps, records, documents, seismic, geological, engineering, data processing, well, plant and other reports, data, information, computer programs or other records which relate to or are used or useful in connection with any of such petroleum, natural gas, related hydrocarbons or Tangibles; contracts, agreements and documents relating to any of such petroleum, natural gas, related hydrocarbons or Tangibles or any rights in relation thereto including title and operating documents (including leases, licences, reservations, exploration agreements, operating agreements, unit agreements, production sharing agreements, farmin or farmout agreements, royalty agreements, transportation and processing agreements and agreements for the construction, ownership and/or operation of Tangibles);

"Morgan Stanley" means Morgan Stanley Senior Funding (Nova Scotia) Co. and its successors and permitted assigns;

"Negative Mark-to-Market" has the meaning attributed to it in the definition of "Mark-to-Market";

"Net Borrowing Base" means, at any time, the Borrowing Base as most recently redetermined by the Lenders hereunder, minus the Senior Unsecured Note Debt Service; provided that in all events, until the Total Senior Unsecured Debt has been permanently repaid in full, the Net Borrowing Base shall not at any time exceed the greater of:

(a)	Cdn$563,000,000, less
(i)

the aggregate amount of all "Net Proceeds" of "Asset Sales" (as such terms are defined in the 2005 Senior Unsecured Note Agreement) that have been applied to permanently reduce term Indebtedness under a Credit Facility (including the Production Facility Amount),

(ii)	the aggregate amount of all reductions with respect to revolving credit commitments (including the Working Capital Facility Amount) as a result of the application of such Net Proceeds, and
(iii)	the aggregate of all amounts outstanding or available for drawing under any Credit Facility other than the Facilities,

and

(b)	the sum of $150,000,000 plus 25% of Adjusted Consolidated Net Tangible Assets (as defined in the 2005 Senior Unsecured Note Agreement);

"Net Borrowing Base Shortfall" has the meaning set forth in Section 3.3(h);

"Non-Affected Lender" has the meaning set forth in Section 3.4(b);

"Non-Agreeing Lender" has the meaning ascribed to it in Section 3.17;

"Non-BA Lender" means:

(a)	a Lender that is resident in Canada for the purposes of the Income Tax Act (Canada) but that is not a Schedule I Lender, Schedule II or a Schedule III Lender, or
(b)	a Lender that elects not to accept Bankers' Acceptances for all or any part of its Lender's Proportion of any Accommodation by way of Bankers' Acceptances;

"1 Month B/A Rate" means on any day the CDOR Rate hereunder (determined as of 10:00 a.m. Toronto time on such day) which would be applicable in respect of an issuance of one month Bankers' Acceptances in an aggregate amount of Cdn $10,000,000 issued on such day, or if such day is not a Business Day, then such rate as determined at such time on the immediately preceding Business Day;

"Obligors" means, collectively, the Borrower and each Borrowing Base Subsidiary and "Obligor" means any of them;

"Offer" means the Offer to Purchase and Takeover Bid Circular of Acquireco dated July 5, 2007 relating to the Acquisition, as amended, varied or extended from time to time as permitted hereunder;

"Oil and Gas Properties" means in respect of the Borrower or any Borrowing Base Subsidiary, P&NG Rights, Tangibles, and Miscellaneous Interests;

"Original Credit Agreement" has the meaning ascribed in the first recital to this Agreement;

"Outstandings" at any time means, in relation to the Facilities or either of them, the aggregate at any such time of:

(a)	the Principal Outstandings;
(b)	the Equivalent Amount in Canadian Dollars of all overdue and unpaid interest outstanding in respect of Prime Loans, US Base Rate Loans and Libor Loans; and
(c)	the Equivalent Amount in Canadian Dollars of Indebtedness to the Lenders or the Agent hereunder not included in any of the foregoing;

"Overdraft" means, in respect of the Working Capital Facility, an amount owing by the Borrower to the Working Capital Lender from time to time as a result of clearance of cheques or drafts drawn on, or transfers of funds from, accounts of the Borrower maintained with the Working Capital Lender at its branch of account in U.S. dollars or Canadian dollars for such purpose, including, without limitation, as a result of payment in respect of any Letter of Credit or Bankers' Acceptance;

"P&NG Rights" means the right, title, estate and interest of a Person in and to:

(a)	rights to explore for, drill for, produce, take, save or market Petroleum Substances;
(b)	rights to a share, when produced, of Petroleum Substances;
(c)	rights to a share of proceeds, or to receive payments calculated by reference to the quantity or value of, production from Petroleum Substances when produced; and
(d)	rights to acquire any of the rights described in paragraphs (a) through (c) above;

and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, net profit interests and net revenue interests;

"Participating Swap Lender" means each Swap Lender which has delivered a Swap Demand for Repayment pursuant to the provisions of Section 10.3(a), 10.3(b) or 10.3(c);

"Partnership" means the general partnership created under the laws of the Province of Alberta pursuant to the Partnership Agreement and operating under the name "Compton Petroleum";

"Partnership Agreement" means the partnership agreement made as of January 31, 2001 between the Borrower and 867791 Alberta Ltd., as amended July 11, 2001 and July 16, 2001 and as the same may be further amended or supplemented from time to time as permitted hereunder;

"Permitted Assignee" has the meaning ascribed thereto in Section 13.1;

"Permitted Capital Distribution" means, in respect of the Borrower or a Borrowing Base Subsidiary, any Capital Distribution:

(a)

to Finco in the form of interest payments on the Finco Loan from time to time which are applied on account of the amount payable on the date of such payment by way of interest on the 2005 Senior Unsecured Notes and, on the 2005 Senior Unsecured Note Maturity Date, in the form of a principal payment in an amount equal to the outstanding principal thereof; or

(b)	to the Borrower pursuant to the Holdco Loan or by the Borrower to Holdco for the purposes of purchasing Residual Notes as permitted by Section 9.2(n) and paying the principal and interest thereon; or
(c)	to Holdco as payments of interest and principal due under the 2002 Senior Unsecured Notes acquired and held by Holdco pursuant to the Purchase Offer; or
(d)

to shareholders of the Borrower pursuant to normal course issuer bids in accordance with Applicable Law and in accordance with approvals issued by the applicable securities exchange on which common shares of the Borrower are listed for trading whereby the Borrower may acquire its publicly traded common shares, provided that the aggregate amount so expended by the Borrower pursuant to such normal course issuer bids shall not in the aggregate exceed $20,000,000 in any 12 month period;

provided there is no Default or Event of Default hereunder immediately before the making of such Capital Distribution, nor could reasonably be expected to result therefrom;

"Permitted Debt" has the meaning ascribed thereto in the 2005 Senior Unsecured Note Agreement;

"Permitted Disposition" means, in respect of the Borrower or a Borrowing Base Subsidiary, any of the following:

(a)

a sale or disposition by it of P&NG Rights and Tangibles resulting from any pooling, unit or farmout agreement entered into in the ordinary course of business and in accordance with sound industry practice when, in the reasonable judgment of such Person, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such P&NG Rights;

(b)	a sale or disposition by it of current production from P&NG Rights made in the ordinary course of business;

(c)	sales or dispositions by a Borrowing Base Subsidiary to the Borrower, by a Borrowing Base Subsidiary to another Borrowing Base Subsidiary or by the Borrower to a Borrowing Base Subsidiary;
(d)

sales or dispositions of P&NG Rights, Miscellaneous Interests and Tangibles in any 12 month period if the P&NG Rights and Tangibles so sold or disposed of in such period by the Borrower and the Borrowing Base Subsidiaries have an aggregate fair market value or are disposed of for aggregate consideration in any individual transaction not exceeding an amount equal to 7.5% of the Net Borrowing Base or in the aggregate for all such transactions not exceeding 10% of the Net Borrowing Base;

(e)

a sale of Tangibles owned by the Borrower or a Borrowing Base Subsidiary for the purposes of a Permitted Investment in circumstances where the Tangibles are sold to a Person which is not the Borrower or a Borrowing Base Subsidiary (the "Purchaser") provided that control and use of the Tangibles disposed of has, in a manner satisfactory to the Majority Lenders, acting reasonably, been retained or dedicated to the Borrower or such Borrowing Base Subsidiary to the extent reasonably necessary for the continued use of and access to such Tangibles by the Borrower or such Borrowing Base Subsidiary in the conduct of its business or operations and the net proceeds of the disposition of such Tangibles have, within 180 days of the effective date of such disposition (i) been applied pursuant to a reduction of the Outstandings hereunder in the amount of such net proceeds; (ii) have been invested in Permitted Investments; or (iii) have been otherwise used by it to make an Investment in the Purchaser by way of the acquisition of a general partnership or similar equity interest in the Purchaser, and provided further that the aggregate amount of Tangibles so disposed of in any twelve month period shall not in the aggregate exceed $10,000,000; or

(f)	any other sale or disposition which the Majority Lenders agree to in writing;

"Permitted Encumbrances" means, as of any date:

(a)	Security Interests granted in favour of the Agent (in such capacity) to secure any Indebtedness, including without limitation, the MasterCard Indebtedness;
(b)	easements, rights of way or other similar rights in land granted in the ordinary course of business;
(c)

all rights reserved to or vested in any Government Authority by the terms of any lease or by a statutory provision to terminate the lease, to require periodic payments as a condition of continuance, to levy taxes on Petroleum Substances or encumber revenue therefrom or operations thereon;

(d)

undetermined or inchoate Security Interests (including operators', mechanic's, builder's, materialmen's and similar liens) arising in the ordinary course of business, to the extent such Security Interests relate to obligations not due or delinquent at that time (or if due or delinquent, are being diligently contested by the Borrower by appropriate proceedings);

(e)

Security Interests for taxes, assessments or other governmental charges or levies imposed upon a person or upon such persons income or profits or property, if the same are not yet due and payable (or if due or delinquent, are being diligently contested by the Borrower by appropriate proceedings);

(f)	the reservations, limitations, provisions and conditions contained in an original grant from the Crown of any lands or interests therein and statutory exceptions to title;

(g)

Security Interests for penalties arising under non-participation provisions of operating agreements if such Security Interests do not materially detract from the value of any material part of the property of the Borrower or any Borrowing Base Subsidiary;

(h)

Security Interests given by the Borrower or a Borrowing Base Subsidiary to a public utility or any Governmental Authority when required by such public utility or Governmental Authority in the ordinary course of the business of the Borrower or such Borrowing Base Subsidiary in connection with the operations of the Borrower or such Borrowing Base Subsidiary if such Security Interests do not, either alone or in the aggregate, materially impair the use of the property effected in the conduct of the business of the Borrower or such Borrowing Base Subsidiary, as applicable;

(i)

Security Interests on the property of the Borrower or a Borrowing Base Subsidiary which are not otherwise Permitted Encumbrances defined above if the indebtedness, liabilities or other obligations secured are incurred in the ordinary course of business and in any event the aggregate amount of such indebtedness, liabilities or other obligations so incurred and secured by such Security Interests against the property of the Borrower or any Borrowing Base Subsidiary are not at any time, in the aggregate, in excess of Cdn. $5 million and do not in any manner secure any 2002 Senior Unsecured Debt or 2005 Senior Unsecured Debt;

(j)

Security Interests on Petroleum Substances or the proceeds of the sale of Petroleum Substances granted or assumed by the Borrower or a Borrowing Base Subsidiary in the ordinary course of its business pursuant to a processing or transmission arrangement entered into or assumed by the Borrower or a Borrowing Base Subsidiary in the ordinary course of its business, securing the payment of its obligations in respect of the fees, costs and expenses attributable to the processing or transmission (as the case may be) of any such Petroleum Substances under any such processing or transmission arrangement, provided that the obligations secured thereby are not overdue or delinquent (or if overdue or delinquent are being contested by it diligently and in good faith by appropriate proceedings); and

(k)	any other Security Interests which the Majority Lenders agree in writing shall be permitted;

provided that in each case where it is contesting any obligations, taxes or assessments as contemplated above, (A) it shall have deposited with a court of competent jurisdiction or the assessing authority, or to such other person as is acceptable to the Majority Lenders, acting reasonably, sufficient funds or surety bond for the total amount claimed to be secured by such Security Interest, where the application of such funds or bond would result in their discharge, and (B) such Security Interest shall only be a Permitted Encumbrance for so long as such contestation effectively postpones the enforcements of the rights of the lender thereof;

"Permitted Indebtedness" means:

(a)	Permitted Swap Indebtedness;
(b)	Indebtedness under any other Loan Documents (other than Lender Swaps);
(c)

Indebtedness of the Borrower to a Borrowing Base Subsidiary, or Indebtedness of a Borrowing Base Subsidiary to the Borrower; provided that such Indebtedness has been subordinated to the Indebtedness of the Borrower or any such Borrowing Base Subsidiary under the Loan Documents on terms and conditions satisfactory to the Majority Lenders;

(d)

Indebtedness of the Borrower or a Borrowing Base Subsidiary (not constituting Indebtedness for Borrowed Money) incurred in the ordinary course of business for (i) trade payables or (ii) cash calls or reimbursement of operators pursuant to operating or similar agreements entered into by it in the ordinary course of business;

(e)	Indebtedness of the Borrower to Finco under the Finco Loan;
(f)	Indebtedness of Holdco to the Borrower under the Holdco Loan;
(g)

the Indebtedness of the Borrower or any Borrowing Base Subsidiary under Capital Leases, Indebtedness for Borrowed Money (other than hereunder), Financial Assistance or Indebtedness secured by a Permitted Encumbrance (and as limited by the definition of "Permitted Encumbrances"), provided all such Indebtedness in the aggregate does not at any time exceed Cdn. $5,000,000 and provided that any such Capital Lease does not constitute, nor has any such Financial Assistance been given in respect of, any Credit Facility;

(h)	MasterCard Indebtedness;
(i)

2002 Senior Unsecured Debt to the extent permitted by Section 9.2(o)(ii) and 2005 Senior Unsecured Debt to the extent permitted by Section 9.2(n)(ii), provided that in all events the Total Senior Unsecured Debt shall not exceed US$450,000,000;

"Permitted Investment" means any one or more of the following Investments, provided that, in respect of the Investments listed in paragraphs (a) through (e) below, such Investments at the time of purchase have a remaining term of maturity of 90 days or less:

(a)	obligations issued or unconditionally guaranteed by the Government of Canada or issued by any agent or instrumentality thereof and backed by the full faith and credit of the Government of Canada;
(b)

demand deposits at, or certificates of deposit, time deposits or bankers' acceptances issued by, any major chartered bank or any other domestic or foreign commercial bank with a combined capital surplus of at least Cdn. $1,000,000,000 and whose long term unsecured and unguaranteed debt is rated at least A(high) by DBRS; at least A+ by S&P or at least A-1 by Moody's;

(c)

obligations of any province of Canada, or any agent or instrumentality of any of the foregoing whose long-term credit rating is at least A(high) by DBRS, at least A- by S&P and at least A-1 by Moody's;

(d)	commercial paper rated at the time of purchase thereof at least R-1(mid) or the equivalent by DBRS, at least A-1 or the equivalent by S&P, or at least P-1 or the equivalent by Moody's;
(e)	other investment grade instruments consented to in writing by the Agent;
(f)	Investments by the Borrower and any Borrowing Base Subsidiaries in any Unrestricted Subsidiaries in compliance with the provisions of this Agreement;
(g)	Investments in any Borrowing Base Subsidiary;
(h)	Investments made for the acquisition, exploration or development of interests in P&NG Rights, Tangibles and Miscellaneous Interests in western Canada;
(i)

Investments by the Borrower or Borrowing Base Subsidiary in a Person, substantially all the assets of which are P&NG Rights, Tangibles or Miscellaneous Interests, if as a result of and substantially concurrent with such Investment:

(i)	such Person becomes a Borrowing Base Subsidiary in compliance with all the conditions of this Agreement; or

(ii)

such Person is amalgamated with or into, or transfers or conveys substantially all of its undertaking, property and assets to, or is liquidated into, the Borrower or a Borrowing Base Subsidiary (each a "Transaction") and:

(A)

such Transaction shall result in the successor entity resulting from such Transaction (the "Successor") being a corporation governed by the federal laws of Canada or of a province of Canada and which is bound by or has assumed all the covenants and obligations of the Borrower or a Borrowing Base Subsidiary hereunder, as applicable;

(B)

such Transaction shall be on such terms and shall be carried out in such a manner as to preserve and not to impair in any material manner any of the rights and powers of the Agent or the Lenders hereunder or under any other Loan Document and not to affect adversely in any material manner the potential liability of the Lenders for any present or future taxes, duties, assessments of or charges of whatsoever nature;

(C)	such Transaction shall not result in the undertaking, property and assets of any Successor being subject to any Security Interests other than Permitted Encumbrances; and
(D)

there is no Default or Event of Default hereunder or under the 2002 Senior Unsecured Note Documents or 2005 Senior Unsecured Note Documents either immediately before, nor could reasonably be expected to result from any such Investment or Transaction; and

(j)

Investments permitted pursuant to the provisions of Section 3.4 without complying with the provisions of either of Sections 3.4(a) or 3.4(b), provided that in respect of any such Investments, the aggregate outstanding amount of all such Investments does not, at the time of making any such Investment, exceed ten percent (10%) of the Net Borrowing Base;

"Permitted Swap" means (i) any Lender Swap permitted by the provisions of Section 9.2(h) and for which the only security is the Security, and (ii) any of the Senior Unsecured Note Cross Currency Swaps;

"Permitted Swap Indebtedness" means Swap Indebtedness of the Borrower or a Borrowing Base Subsidiary to a Swap Lender under a Permitted Swap;

"Permitted Title Defects" means, in respect of any particular asset of the Borrower or any Borrowing Base Subsidiary, the following defects in its title thereto:

(a)	Permitted Encumbrances;
(b)

title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held, or impair its saleability, or cause a disruption or reduction in the production or cash flow (if any) associated therewith; and

(c)	title defects which are disclosed to and expressly consented to in writing by the Majority Lenders as constituting Permitted Title Defects hereunder;

"Person" means any individual, firm, partnership, company, corporation or other body corporate, government, governmental body, agency, instrumentality, unincorporated body of persons or association;

"Petroleum Substances" means petroleum, crude oil, crude bitumen, synthetic crude oil, oilsands, bituminous sands, natural gas, natural gas liquids, condensate, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with or derived from any of the foregoing, including hydrogen sulphide, sulphur and coke;

"Positive Mark-to-Market" has the meaning attributed to it in the definition of "Mark-to-Market";

"Power of Attorney Terms – Bankers' Acceptances" means a power of attorney from the Borrower to a Lender on the terms set out in Schedule "H";

"Prime Loans" means the Accommodations or any portion thereof made available by the Lenders to the Borrower pursuant to Section 3.5, 3.6, 3.9(f), 3.12, 3.14 or 3.15 and outstanding from time to time, which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.1;

"Prime Rate" means, with respect to Prime Loans, the greater on any day of:

(a)

the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by the Agent in Canada; and

(b)	a rate of interest per 365 day period equal to the sum of the 1 Month B/A Rate plus 1%;

"Principal Outstandings" at any time means, in relation to the Facilities or either of them, the aggregate at any such time of:

(a)	the Equivalent Amount in Canadian Dollars of the principal amounts outstanding of all Prime Loans, US Base Rate Loans and Libor Loans;
(b)	the face amount of outstanding Bankers' Acceptances; and
(c)	the Equivalent Amount in Canadian Dollars of the maximum undrawn amounts in respect of outstanding Letters of Credit;

"Processing Documents" means the following documents:

(a)	Processing Agreement dated as of August 20, 2004 between Compton Petroleum Corporation and the Mazeppa Processing Partnership;
(b)	Management Agreement dated as of August 20, 2004 between Compton Petroleum Corporation and the Mazeppa Processing Partnership;
(c)	Dedication, Production and Delivery Agreement dated as of August 20, 2004 between Compton Petroleum Corporation and the Mazeppa Processing Partnership;
(d)

Acknowledgment Agreement dated as of August 20, 2004 among Mazeppa Processing Partnership, Compton Petroleum Corporation, Enstar Midstream Services Ltd., 1121893 Alberta Ltd. and Alberta Treasury Branches, as Administrative Agent; and

(e)	Option Agreement dated as of August 20, 2004 among Enstar Midstream Services Ltd., 1121893 Alberta Ltd. and Compton Petroleum Corporation;

"Production Facility" has the meaning set forth in Section 3.1(b);

"Production Facility Amount" means Cdn $533,000,000, as such amount is amended pursuant to the provisions of this Agreement;

"Production Facility Commitment" means, with respect to each Production Lender, such Lender's obligation to make Accommodations by way of Loans and Bankers' Acceptances available to the Borrower in an aggregate amount not at any time in excess of its Lender's Proportion of the Production Facility Amount, as such amount may hereafter be cancelled, reduced or terminated from time to time pursuant to the provisions of this Agreement;

"Production Indebtedness" means the Equivalent Amount in Canadian Dollars of the outstanding principal amount of all Accommodations made available to the Borrower under the Production Facility, such amount being determined by including the principal amount of all outstanding Loans, the face amount of all outstanding Bankers' Acceptances and the principal amount of any other Indebtedness for Borrowed Money under the Production Facility not included in the foregoing, together with all interest, fees and other amounts payable thereon or in connection therewith;

"Production Lender" means a Lender in its capacity as a provider of the Production Facility and in no other capacity;

"Purchase Offer" means the offer by Holdco to purchase all of the outstanding 2002 Senior Unsecured Notes, the terms of which are set out in an Offer to Purchase and Consent Solicitation Statement of the Borrower and Holdco dated October 31, 2005;

"Purchasing Lender" has the meaning ascribed to it in Section 3.17(i);

"Rateable" and "Rateably" means, subject to adjustment pursuant to Section 10.8(c), the proportion that the Lender Outstandings (including for the purposes of this definition, any MasterCard Indebtedness of BMO) of any Lender or Swap Lender (if not then a Lender) bears to the aggregate of the Lender Outstandings of all Lenders and Swap Lenders, as determined at the Adjustment Time;

"Reference Lenders" means, if there is only one Lender which is a bank under Schedule II or Schedule III to the Bank Act (Canada), such Lender and, if there is more than one such Lender, any two of such Lenders agreed to by the Borrower and the Agent from time to time;

"Release" means any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise which is or may be (under any circumstances, whether or not they have not occurred)

(a)	contrary to any Applicable Laws, Governmental Action, the terms of any title or operating document, or to any other authorization, permit or license, or
(b)	harmful to any Person, property or the environment;

"Replacement Lender" has the meaning ascribed to it in Section 3.17(j);

"Request for an Offer of Extension" means a request of the Borrower in the form attached as Schedule "E";

"Residual Notes" means those 2002 Senior Unsecured Notes that from time to time are not registered in the name of, and beneficially owned by, Holdco;

"Revolving Lender" has the meaning ascribed to it in Section 3.17(a);

"Rollover" means:

(a)

with respect to any Libor Loan, the continuation of all or a portion of such Libor Loan (subject to the provisions hereof) for an additional Libor Interest Period subsequent to the initial or any subsequent Libor Interest Period applicable thereto, all in accordance with Section 3.15; and

(b)

with respect to Bankers' Acceptances, the issuance of new Bankers' Acceptances (subject to the provisions hereof) in respect of all or any portion of Bankers' Acceptances which are maturing, all in accordance with Section 3.9;

"Rollover Date" means a Business Day or Banking Day that the Borrower has notified the Agent at the Agent's Branch of Account as the date on which the Borrower has elected to rollover an Accommodation, or a portion thereof, pursuant to Section 3.15;

"Rollover Notice" means a notice in the form of Schedule "C";

"Schedule I Lender" means such Lender or Lenders which are banks chartered under and referred to in Schedule I of the Bank Act (Canada);

"Schedule II Lender" means such Lender or Lenders which are banks chartered under and referred to in Schedule II of the Bank Act (Canada);

"Schedule III Lender" means such Lender or Lenders which are banks chartered under and referred to in Schedule III of the Bank Act (Canada); and

"Schedule I Reference Lender" means, initially, Bank of Montreal and The Bank of Nova Scotia and thereafter means such other Lenders which are chartered banks listed under Schedule I to the Bank Act (Canada) as are agreed to from time to time by the Borrower and the Agent, each acting reasonably, provided that there shall not be more than two Schedule I Reference Lenders at any one time;

"Security" means all documents, instruments or agreements directly or indirectly assuring or securing the Lenders in respect of the Lender Outstandings; any amendments to any of the foregoing; any indentures or instruments supplemental to or an implementation of any of the foregoing; and any and all other documents, instruments or agreements pursuant to which the Agent or any Lender is assured or granted or receives a Security Interest pursuant to the terms hereof (including as provided in Sections 3.3(h) and 6.1) or thereof;

"Security Interest" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement (including, without limitation, a Capital Lease) or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not;

"Senior Unsecured Note Cross Currency Swap" means, (i) in respect of the 2002 Senior Unsecured Debt, the Currency Swaps entered into between the Borrower separately with each of the Lenders in relation to the 2002 Senior Unsecured Debt, each with a termination date not later than the 2002 Senior Unsecured Note Maturity Date with the Borrower as the floating rate payer and based on a Cdn $ notional amount and each Lender as the fixed rate payer and based on a US $ notional amount not exceeding US $165,000,000 in the aggregate for all Lenders, and (ii) in respect of the 2005 Senior Unsecured Debt, any Currency Swaps entered into subsequent to the date hereof between Finco separately with each of the Lenders in relation to the 2005 Senior Unsecured Debt, each with a termination date not later than the 2005 Senior Unsecured Note Maturity Date,with Finco as the floating rate payer and based on a Cdn $ notional amount and each Lender as the fixed rate payer and based on a US $ notional amount not exceeding US $450,000,000 in the aggregate for all Lenders;

"Senior Unsecured Note Debt Service" means, at any time and from time to time, the aggregate net present value of all debt service requirements for the next three years upon the Total Senior Unsecured Debt (including, without limitation, principal, interest, premiums, redemption or purchase obligations, expenses, indemnities and fees and taking into account any applicable Senior Unsecured Note Cross Currency Swaps) as determined by all of the Lenders in their sole discretion and advised to the Borrower by the Agent;

"Senior Unsecured Note Documents" means, collectively, the 2002 Senior Unsecured Note Documents and the 2005 Senior Unsecured Noted Documents;

"SG" means Société Générale (Canada Branch) and its successors and permitted assigns;

"Share Rights" means all outstanding options, warrants, performance warrants, performance units or other rights to purchase shares or other equity interests in Stylus;

"Standard Term" means the term to maturity of a Bankers' Acceptance for which a quote is available in respect of such Bankers' Acceptance on the display referred to as the "CDOR CAD-BA Page" (or any display substituted therefor) of Reuters Monitor Money Rates Service provided such term to maturity is not less than one month and not greater than six months;

"Standby Fee Rate" means, at any time, the rate, expressed as a rate per annum based on a year of three hundred and sixty-five (365) days, as set out in the following table opposite the applicable Consolidated Debt to Cash Flow Ratio from time to time:

Consolidated Debt to Cash Flow Ratio
	<1.00 to 1.0	>1.00 to 1.0 to <1.50 to 1.0	>1.50 to 1.0 to <2.00 to 1.0	>2.00 to 1.0 to <2.50 to 1.0	>2.50 to <3.00 to 1.0	>3.00 to <3.50 to 1.0	>3.50 to 1.0
Standby Fee Rate	15 bps	17.5 bps	17.5 bps	20 bps	22.5 bps	27.5 bps	27.5 bps

"Stylus" means Stylus Energy Inc., a corporation amalgamated under the Business Corporations Act (Alberta), having its principal office in Calgary, Alberta;

"Stylus Existing Debt" means any Indebtedness of Stylus under its credit facilities with Canadian Imperial Bank of Commerce pursuant to an amended and restated financing commitment dated as of May 2, 2007, as such credit facility exists on August •, 2007;

"Stylus Reorganization" means the winding up of each of Stylus and Acquireco;

"Stylus Shares" means all issued and outstanding shares of Stylus;

"Subsidiary" means:

(a)

a Person of which another Person alone or in conjunction with its other Subsidiaries owns an aggregate number of Voting Shares sufficient to enable the election of a majority of the directors (or other Persons performing similar functions) regardless of the manner in which other Voting Shares are voted;

(b)

a Person of which another Person alone or in conjunction with its other Subsidiaries has, through the operation of any agreement or otherwise, the ability to elect or cause the election of a majority of the directors (or other Persons performing similar functions) or otherwise exercise control over the management and policies of such Person; and

(c)	any partnership or joint venture of which the Borrower or a Borrowing Base Subsidiary:
(i)	is the general or managing partner, or
(ii)	directly or indirectly, owns more than 50% of the equity or beneficial interest thereof,

and shall include any Person in like relation to a Subsidiary;

"Subsidiary Guarantee" means a guarantee in the form included in Schedule "G" and executed by a Borrowing Base Subsidiary, and any other Subsidiary required to do so pursuant to the provisions of Section 6.1(b) with such changes as the Agent may approve;

"Substituted Lender" has the meaning set forth in Section 4.7;

"Swap" means any Commodity Swap, Currency Swap or Interest Swap;

"Swap Demand for Repayment" means a demand made by a Lender or its Affiliate pursuant to an agreement evidencing a Swap demanding repayment of all Indebtedness relating thereto and shall include, without limitation, any notice under any agreement evidencing a Swap which, when delivered, would require an early termination thereof and may require a payment by the Borrower or a Borrowing Base Subsidiary in settlement of obligations thereunder as a result of such early termination;

"Swap Indebtedness" means:

(a)

at any time prior to the Adjustment Time, an amount determined by the Agent (or by the Borrower for the purposes of Section 7 of the Compliance Certificate) by (i) calculating, for each Swap Lender, the difference, if positive, between the Positive Mark-to-Market and Negative Mark-to-Market for all of its Lender Swaps, and (ii) when such term is used in reference to all Lenders or Swap Lenders, adding together the aggregate net amounts calculated in (a)(i) above for all Swap Lenders; and

(b)

after the Adjustment Time, an amount being determined by each Swap Lender by (i) calculating for each of its Lender Swaps, the Termination Amount, and determining the difference, if positive, of the aggregate net amounts payable by the Borrower or a Borrowing Base Subsidiary to the Swap Lender, and (ii) when such term is used in reference to all Lenders or Swap Lenders, adding together the amounts calculated in (b)(i) above for all Swap Lenders;

"Swap Lender" means a Person, which at the time that it entered into any Swap with the Borrower or a Borrowing Base Subsidiary was a Lender or an Affiliate of a Lender;

"Takeover" has the meaning set forth in Section 3.4;

"Takeover Loan" has the meaning set forth in Section 3.4(c);

"Tangibles" means, in respect of the Borrower or any Borrowing Base Subsidiary at any time, all right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, of the Borrower or any Borrowing Base Subsidiary (as the case may be) at such time in and to any tangible property, apparatus, plants, equipment, machinery and fixtures, fixed or non-fixed, real or personal, used or capable of use in exploiting any Petroleum Substances including:

(a)	systems, plants and facilities used or useful in producing, gathering, compressing, processing, treating, refining, storing, transporting or shipping Petroleum Substances;
(b)	tangible property and assets used or intended for use in exploration, producing, storing, injecting or removing Petroleum Substances; and
(c)	all extensions, additions and accretions to any item described in items (i) or (ii) above;

"Target" has the meaning set forth in Section 3.4;

"Tax" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a Lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority;

"TD" means The Toronto-Dominion Bank, a Canadian chartered bank and its successors and permitted assigns;

"Term Date" means, in respect of each Lender, July 2, 2008 or if such Lender has extended its Term Date from time to time pursuant to Section 3.17, the date to which it has been extended;

"Term Period" means, for each Lender, the period commencing on its Term Date and ending on its Maturity Date;

"Termination Amount" means, in respect of a Lender Swap on any day, the amount (whether positive or negative) determined by the Swap Lender thereunder in accordance with its customary practices and acting reasonably as of the close of business as though such day were an "Early Termination Date" and the Swap was a "Terminated Transaction" in accordance with the payment measures provided for in Section 6(e) of the ISDA Master Agreement between the Borrower or a Borrowing Base Subsidiary and such Swap Lender, with any such termination amount being expressed in Canadian Dollars and all defined terms used in this definition and not otherwise defined in this Agreement having the meaning ascribed thereto in such ISDA Master Agreement;

"Termination Event" means:

(a)	an automatic acceleration of the repayment of Indebtedness outstanding hereunder without any notice being required thereunder from the Agent or any Lender, as the case may be; and
(b)	an automatic early termination of obligations relating to a Lender Swap, without any notice being required from the Swap Lender;

"Total Commitment" means the amount of Cdn.$563,000,000 as hereafter cancelled, reduced, increased or terminated from time to time pursuant to this Agreement;

"Total Senior Unsecured Debt" means all present and future indebtedness, liabilities and obligations of the Borrower or any Subsidiary arising pursuant to (i) the 2002 Senior Unsecured Note Documents (other than in respect of the 2002 Senior Unsecured Notes of which Holdco is the registered and beneficial owner), and (ii) the 2005 Senior Unsecured Note Documents;

"Transaction" has the meaning ascribed thereto in the applicable ISDA Master Agreement between the Borrower or a Borrowing Base Subsidiary and a Swap Lender;

"Unrestricted Subsidiary" means, on the Effective Date, Compton Petroleum (U.S.A.) Corporation and Redwood Energy (U.S.A.) Ltd., and such other Subsidiaries of the Borrower as may be designated by the Borrower as "Unrestricted Subsidiaries" from time to time in compliance with Section 6.8;

"US Base Rate" means, on any day with respect to US Base Rate Loans, the greater of:

(a)

the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on US Dollar denominated commercial loans made by the Agent in Canada; and

(b)	a rate of interest per 365 day period equal to the Fed Funds Rate plus 100 bps;

"US Base Rate Loans" means the Accommodations or any portion thereof, made available by the Lenders to the Borrower pursuant to Sections 3.5, 3.6, 3.14 or 3.15 and outstanding from time to time, which are denominated in US Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.2;

"US Dollars" and the symbol "US$" each means lawful money of the United States of America;

"Voting Shares" means share capital of any class of any corporation which carries voting rights to elect the board of directors under any circumstances, but shares which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event;

"Working Capital Facility" has the meaning set forth in Section 3.1(b)(ii);

"Working Capital Facility Amount" means Cdn$30,000,000;

"Working Capital Facility Commitment" means, with respect to the Working Capital Lender, its obligation to make Accommodations available to the Borrower in an aggregate amount not at any time in excess of the Working Capital Facility Amount, as such amount may hereafter be cancelled, reduced, increased or terminated from time to time pursuant to the provisions of this Agreement;

"Working Capital Indebtedness" means the Equivalent Amount in Canadian Dollars of the outstanding principal amount of all Accommodations made available to the Borrower under the Working Capital Facility, such amount being determined by including (subject to Section 10.8) the principal amount of all outstanding Loans, the face amount of all outstanding Bankers' Acceptances, the undrawn amount of all outstanding Letters of Credit and the principal amount of any other Indebtedness for Borrowed Money under the Working Capital Facility not included in the foregoing, together with all interest, fees and other amounts payable thereon or in connection therewith; and

"Working Capital Lender" means BMO in its capacity as the provider of the Working Capital Facility.

1.2	Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	References

Unless something in the subject matter or context is inconsistent therewith, all references to Sections, Articles and Schedules are to Sections and Articles of and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder" and similar expressions mean and refer to this Agreement.

1.4	Rules of Interpretation

In this Agreement, unless otherwise specifically provided, the singular includes the plural and vice versa, "quarter" means calendar quarter, and "in writing" or "written" includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile. References to "as defined in the 2002 Senior Unsecured Note Agreement" or "as defined in the 2005 Senior Unsecured Note Agreement", or specifying that a term has the meaning ascribed thereto in the 2002 Senior Unsecured Note Agreement or the 2005 Senior Unsecured Note Agreement, means, as applicable, the 2002 Senior Unsecured Note Agreement or the 2005 Senior Unsecured Note Agreement as in effect on November 22, 2005 and as amended as permitted hereunder.

1.5	Generally Accepted Accounting Principles

All financial statements required to be furnished by the Borrower to the Agent hereunder shall be prepared in accordance with Generally Accepted Accounting Principles. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles.

1.6	Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in the City of Toronto, Ontario.

1.7	Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

1.8	Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties

The Borrower represents and warrants to each of the Lenders and the Agent (all of which representations and warranties the Borrower hereby acknowledges are being relied upon by the Lenders and the Agent in entering into this Agreement) that:

(a)

Corporate Existence: the Borrower and each Borrowing Base Subsidiary (other than the Partnership) is a duly incorporated or amalgamated, organized and validly existing corporation, and each is in good standing under the laws of its jurisdiction of incorporation or amalgamation, and is duly registered and qualified as an extra-provincial corporation under the laws of each other jurisdiction in Canada in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification, except to the extent that failure to maintain such registration or qualification does not have a Material Adverse Effect;

(b)

Existence of the Partnership: the Partnership is a general partnership duly organized and subsisting under the laws of the Province of Alberta and is duly registered and qualified as a partnership under the laws of each other jurisdiction in Canada in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it require such registration and qualification;

(c)

Corporate Power: the Borrower and each Borrowing Base Subsidiary (other than the Partnership) has full corporate power and capacity to own its properties and assets and conduct its business as presently conducted;

(d)	Partners in the Partnership: as at the date hereof the Partners constituting the Partnership are Hornet and the Borrower;
(e)

Partnership Power: the Partnership has full partnership power and capacity to own its properties and assets and conduct its business as presently conducted or as presently contemplated to be conducted;

(f)

Authorization: the execution, delivery and performance by (i) the Borrower and each Borrowing Base Subsidiary of each of the Loan Documents to which it is a party, and (ii) Acquireco and the Borrower of the Acquisition Documents, to which it is a party, have been duly authorized by all necessary corporate or partnership action, as applicable, and are within its corporate or partnership power and capacity, as applicable;

(g)

Execution: each Loan Document to which it is a party has been duly executed and delivered by the Borrower and each Borrowing Base Subsidiary and each Acquisition Document to which the Borrower or Acquireco are a party, have been duly executed and delivered by the Borrower or Acquireco, as applicable;

(h)

Binding Obligations: each Loan Document to which it is a party and each Acquisition Document to which the Borrower or Acquireco is a party, is a legal, valid and binding obligation of the Borrower, each Borrowing Base Subsidiary and Acquireco, as applicable, enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

(i)

No Legal Bar or Resultant Lien: the execution, delivery and performance by the Borrower and each Borrowing Base Subsidiary of each of the Loan Documents and Senior Unsecured Note Documents to which it is a party and the Borrower and Acquireco of each of the Acquisition Documents to which it is a party will not violate any provision of Applicable Law or of its articles or by-laws, and will not result in a breach of or constitute a default or require any consent under, or result in the creation of any Security Interest (other than Permitted Encumbrances) upon any of its property or assets pursuant to, any indenture or other agreement or instrument or by which it or its property may be bound or affected; and the execution, delivery and performance by the Borrower and each Borrowing Base Subsidiary of each of the Loan Documents and Senior Unsecured Note Documents to which it is a party and the Borrower and Acquireco of Acquisition Documents to which it is a party does not require any Governmental Action, license, consent or approval of or notice to or filing with any Governmental Authority (except as have been obtained and are in full force and effect) and does not and will not contravene any provision of Applicable Law or any Governmental Action applicable to the Borrower, any Borrowing Base Subsidiary, or any of their respective assets;

(j)

Title to Assets: subject to Permitted Title Defects, the Borrower and each Borrowing Base Subsidiary has good and marketable title to all of its assets and properties free and clear of all claims and Security Interests, other than Permitted Encumbrances;

(k)

Default of Other Contracts: neither the Borrower nor any Borrowing Base Subsidiary is in breach or default of, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a breach or default under, any agreement or instrument by which the Borrower, any Borrowing Base Subsidiary or any of their respective properties, assets or undertakings are bound, except to the extent that any such breach or default would not reasonably be expected to have a Material Adverse Effect;

(l)

Litigation: there are no actions, suits or proceedings (whether or not purportedly on behalf of the Borrower or any Borrowing Base Subsidiary) pending or threatened against the Borrower or any Borrowing Base Subsidiary at law or in equity by or before any court, tribunal, governmental department, commission, board, bureau, agent or instrumentality, domestic or foreign, or before any arbitrator of any kind, and neither the Borrower nor any Borrowing Base Subsidiary is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, tribunal, governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign or any arbitrator of any kind, except in each case to the extent that such action, suit, proceeding or default would not reasonably be expected to have a Material Adverse Effect;

(m)

Engineering Information: all engineering data, production and cash flow projections and other data provided to the Agent by the Borrower (including the most recent Engineering Report) in respect of the properties, assets and undertakings of the Borrower and each Borrowing Base Subsidiary fairly and properly reflects the interests of the Borrower and each Borrowing Base Subsidiary therein and thereto as of the date thereof, net of all royalties and other burdens affecting same;

(n)

Financial Condition: all financial statements of the Borrower submitted to the Agent (including the audited consolidated financial statements of the Borrower for the Fiscal Year ending December 31, 2004) fairly reflect, as of the dates thereof, the consolidated financial condition of the Borrower and the results of its operations for the periods covered thereby, have been prepared in accordance with Generally Accepted Accounting Principles and, from the date of the latest of such financial statements submitted to the Agent, there has been no material adverse change in the consolidated financial condition of the Borrower or its properties, assets, condition or undertakings which has not been disclosed in writing to the Agent;

(o)	Swaps: neither the Borrower nor any Borrowing Base Subsidiary is a party to any Swap other than a Permitted Swap;
(p)

Subsidiaries: on the date hereof the Borrower has no Subsidiaries other than the Partnership, Hornet, Finco, Holdco, Acquireco and Stylus, each of which are Borrowing Base Subsidiaries, and Compton Petroleum (U.S.A.) Corporation and Redwood Energy (U.S.A.) Ltd., both of which have not been designated as Borrowing Base Subsidiaries;

(q)	Contingent Liabilities: neither the Borrower nor any Borrowing Base Subsidiary has any Contingent Liabilities which, in the aggregate, exceed Cdn. $250,000;
(r)

Taxes: the Borrower and its Subsidiaries have filed all tax returns which were required to be filed, have paid or made provision for payment (in accordance with Generally Accepted Accounting Principles) of all Taxes which are due and payable, and have provided adequate reserves (in accordance with Generally Accepted Accounting Principles) for the payment of any Tax, the payment of which is being contested;

(s)

Insurance: the Borrower and each Borrowing Base Subsidiary has in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring its properties and operations, including business interruption insurance and replacement cost insurance, and providing such coverage as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where its properties and operations are located;

(t)

Compliance with Laws and Contracts: the Borrower and each Borrowing Base Subsidiary is in compliance with all Applicable Laws and all contracts, agreements and employee benefit plans to which it is a party or by which it is bound, except to the extent that any failure to comply would not reasonably be expected to have a Material Adverse Effect;

(u)

Environmental Laws: the Borrower and each Borrowing Base Subsidiary has obtained all permits, licenses and other authorizations which are required under all Environmental Laws and the Borrower and each of its Borrowing Base Subsidiaries are in compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except to the extent that any failure to obtain or comply would not reasonably be expected to have a Material Adverse Effect;

(v)	Environmental Condition of Property: the properties and assets of the Borrower or any Borrowing Base Subsidiary:
(i)	are not the subject of any outstanding orders from a government agency or otherwise alleging violation of any Environmental Laws; and
(ii)

comply, with respect to their use and condition and in all respects, with all Environmental Laws and all terms and conditions of all permits, licenses and other authorizations, which are required under all Environmental Laws;

except in each case to the extent that any such violation or failure to comply would not reasonably be expected to have a Material Adverse Effect;

(w)

Borrowing Base Subsidiaries: on the date hereof the Borrowing Base Subsidiaries are Hornet, the Partnership, Holdco, Finco, Acquireco and Stylus, the only business conducted by Holdco is the holding of the 2002 Senior Unsecured Notes (exclusive of Residual Notes) and the Holdco Loan and the only business conducted by Finco is the issuance of the 2005 Senior Unsecured Notes and the Finco Loan;

(x)

Events of Default: no event or circumstance has occurred which constitutes, or which with the giving of notice, lapse of time or both would constitute, an Event of Default or an "Event of Default" (as defined in the 2002 Senior Unsecured Note Agreement or the 2005 Senior Unsecured Note Agreement);

(y)	2002 Senior Unsecured Notes: on the date hereof, Holdco is the registered and beneficial owner of not less than 95.9% of the issued and outstanding 2002 Senior Unsecured Notes;
(z)	2005 Senior Unsecured Notes:
(i)

all Indebtedness of the Borrower and the Borrowing Base Subsidiaries hereunder, under the other Loan Documents (including all Subsidiary Guarantees executed by Borrowing Base Subsidiaries in respect of the obligations of the Borrower), under Lender Swaps and under the 2005 Senior Unsecured Notes constitute Permitted Debt (without allocation of such Indebtedness to any category of Permitted Debt other than, in respect of Swap Indebtedness, pursuant to Clauses (7) and (10) of Section 4.09(b) of the 2005 Senior Unsecured Note Agreement, and other than pursuant to Clause (1) of Section 4.09(b) of the 2005 Senior Unsecured Note Agreement in respect of all other Indebtedness under the Loan Documents);

(ii)	all of the Security constitute "Permitted Liens" (as defined in the 2005 Senior Unsecured Note Agreement for the purposes of all Outstandings and all Swap Indebtedness); and
(iii)	neither the Borrower nor any Subsidiary of the Borrower is party to or has obtained any Credit Facility other than the Facilities; and
(iv)

the "Net Proceeds" (as defined in the 2005 Senior Unsecured Note Agreement) of all "Asset Sales" (as defined in the 2005 Senior Unsecured Note Agreement) have been applied or, as to Net Proceeds which are not at the time required to be applied, have been invested, as required by the provisions of the 2005 Senior Unsecured Note Agreement; and

(aa)	Acquisition:
(i)	Acquireco is the legal and beneficial owner of all of the Stylus Shares and no Share Rights are outstanding;
(ii)	the Acquisition Documents have not been amended and neither Acquireco nor the Borrower has waived or amended any condition of the Offer or any other material Acquisition Document;
(iii)

no right of first refusal exists or would arise in respect of the Stylus Shares or the Acquired Assets as a result of the Offer, which is (x) not covered by exceptions to such right of first refusal, or (y) material to the value of Acquired Assets which constitute Borrowing Base Assets; and

(iv)	on the date hereof, Stylus does not have any Subsidiaries.
2.2	Deemed Representation and Warranty

Each request by the Borrower for a Drawdown, Rollover or Conversion of Accommodations shall be deemed to be a representation and warranty by the Borrower to the Lenders that, except as disclosed to the Agent in writing, the matters referred to in Section 2.1 are, as of the date of such request, and will be, as of the applicable Drawdown Date, Conversion Date or Rollover Date, true and correct as of each such date and that as of the date of such request and as of the applicable Drawdown Date, Conversion Date or Rollover Date, there exists no Default or Event of Default.

ARTICLE 3

THE CREDIT FACILITIES

3.1	Obligations of each Lender
(a)

Original Credit Agreement: Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, the Lenders, the Agent and the Borrower agree that, effective on the Effective Date:

(i)	"Accommodations" or any other Indebtedness under the Original Credit Agreement shall be continued as Accommodations and Indebtedness hereunder;
(ii)	The Original Credit Agreement shall be amended and restated in its entirety and shall be on the terms and conditions and in the form of this Agreement; and
(iii)

The Borrower, the Lenders and the Agent shall have no further rights or obligations to each other under the Original Credit Agreement as it exists immediately prior to the amendment and restatement effected hereby, except to the extent continued hereunder for any accrued, but unpaid, interest on "Accommodations" and "standby fees" under the Original Credit Agreement, up to but not including the Effective Date.

(b)	After Effective Date: From and after the Effective Date and relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement:
(i)

each Lender agrees to make Accommodations available to the Borrower up to the amount of its Production Facility Commitment, by way of an extendible revolving term credit facility for the purposes set forth in Section 3.2 commencing on the Effective Date and ending on its Maturity Date (collectively, the "Production Facility"); and

(ii)

the Working Capital Lender agrees to make Accommodations available to the Borrower, commencing on the Effective Date and ending on its Maturity Date, an extendible revolving working capital facility in a maximum principal amount not exceeding the Working Capital Facility Amount (the "Working Capital Facility");

(c)

Existing Letters of Credit: Concurrently with this Agreement becoming effective on the Effective Date, the Existing Letters of Credit which are presently outstanding and were issued by the Working Capital Lender at the request and for the account of the Borrower shall be deemed to be outstanding as Letters of Credit issued hereunder.

3.2	Purpose

Accommodations shall only be used by the Borrower for ongoing working capital and general corporate purposes of the Borrower and its Borrowing Base Subsidiaries and for the Acquisition.

3.3	Redetermination of Borrowing Base and Net Borrowing Base by Lenders
(a)	Engineering Report: the Borrower shall furnish to the Agent (for distribution to the Lenders) an Engineering Report:
(i)	prior to March 31 of each calendar year, and effective not earlier than December 15 of the previous year; and
(ii)	in the case of reports required pursuant to Section 3.3(e), effective not earlier than 90 days prior to the date of the Majority Lenders' request for same.

The Borrower shall ensure that each Engineering Report and all other related data provided by the Borrower or any Borrowing Base Subsidiary to the Agent or the Lenders with respect to the P&NG Rights, Miscellaneous Interests and Tangibles evaluated in such Engineering Report or discussed in such related data are accurate and fairly reflect the interests of the Borrower and each Borrowing Base Subsidiary therein and net of all royalties and other burdens affecting same.

(b)

Annual Redetermination of Borrowing Base: Upon receipt of the Engineering Report required prior to March 31 each year, and such other information including, without limitation, the financial statements of the Borrower required to be delivered pursuant to Section 9.1(d), the Lenders holding at least 80% of the Total Commitment shall, by May 31st of each year during the term of this Agreement make a redetermination of the Borrowing Base in their sole discretion.

(c)

Redetermination of Borrowing Base Upon Disposition of P&NG Rights or Tangibles: At least 15 Business Days prior to a sale or disposition by the Borrower or any Borrowing Base Subsidiary of any P&NG Rights or Tangibles permitted under the terms of this Agreement (other than a Permitted Disposition pursuant to paragraph (a), (b) or (c) of that definition) having a fair market value in excess of Cdn. $1,000,000 (or successive sales or dispositions having an aggregate fair market value in excess of Cdn. $2,000,000 for any period subsequent to the date on which such Lenders have last determined or redetermined the Borrower Base) the Borrower shall notify the Agent of the P&NG Rights and Tangibles being sold or disposed of and the Lenders holding at least 80% of the Total Commitment shall thereupon redetermine the Borrowing Base, with such P&NG Rights and Tangibles as are being sold or disposed of being excluded in the redetermination thereof. The redetermined Borrowing Base shall be in effect from the date of such sale or disposition until any subsequent redetermination of the Borrowing Base pursuant to this Agreement. In the event that any such sale or disposition would result in any Net Borrowing Base Shortfall, then coincidental with any such sale or disposition the Total Commitment shall be reduced by the amount thereof and the Net Borrowing Base Shortfall shall be immediately eliminated by the mechanisms set forth in Subsections 3.3(h)(i) or (h)(ii), exclusive of the 10 Business Day period provided for therein.

(d)

Redetermination of Borrowing Base and Net Borrowing Base by Lenders: The Lenders holding at least 80% of the Total Commitment shall make each redetermination of the Borrowing Base and Net Borrowing Base under this Article 3 in consultation with each other. At such time each year as such Lenders make any redetermination of the Borrowing Base, the Agent shall promptly advise the Borrower of the redetermined Borrowing Base and Net Borrowing Base, and the Borrowing Base and Net Borrowing Base so redetermined shall be effective immediately upon notice thereof to the Borrower and, subject to Section 3.3(h), any resulting adjustment of the Total Commitment shall occur automatically.

(e)	Borrowing Base and Net Borrowing Base: The Borrowing Base as at August 15, 2007 shall be CDN$678,000,000 and the Net Borrowing Base as at August 15, 2007 shall be CDN$563,000,000.
(f)

Further Rights: The Majority Lenders may require a redetermination of the Borrowing Base more frequently than annually if the Majority Lenders, acting reasonably, deem such redetermination warranted, and the Borrower shall provide an updated Engineering Report more frequently than annually pursuant to Section 3.3(a)(i) for the purposes of any such redetermination of the Borrowing Base if, in their sole discretion, the Majority Lenders, acting reasonably, deem such receipt of an updated Engineering Report warranted.

(g)

Net Borrowing Base Determinations: The Lenders may at any time make a redetermination of the Net Borrowing Base including, without limitation, at the time of any Borrowing Base redetermination made hereunder. Any such redetermination of the Net Borrowing Base shall be effective immediately upon notice thereof to the Borrower and, subject to Section 3.3(h), any resulting adjustment of the Total Commitment shall occur automatically.

(h)

Reduction of Outstandings: If at any time the Net Borrowing Base, upon any redetermination by the Lenders, is less than the sum of the Outstandings and the amounts outstanding, or available for drawing, under any Credit Facility (other than the Facilities) and the Agent so notifies the Borrower in writing (such deficiency amount being referred to herein as the "Net Borrowing Base Shortfall"), then any undrawn Commitments hereunder shall cease to be available to the Borrower. In addition, the Borrower shall, within 10 Business Days from its receipt of such notice in writing from the Agent, eliminate the Net Borrowing Base Shortfall by:

(i)	providing the Agent with other security or guarantees for the Outstandings in form, substance, amount and in respect of assets satisfactory to the Majority Lenders in their sole discretion; and/or
(ii)	effecting a permanent repayment of Outstandings under the Production Facility.

During such period of 10 Business Days, the Lenders shall not be obligated to make any further Accommodations available under this Agreement (other than Conversions or Rollovers which do not increase the Outstandings). If the Borrower fails to comply with the foregoing, within the aforesaid 10 Business Days period, such failure shall be regarded as an Event of Default for the purposes of this Agreement. If the Borrower complies with the foregoing to the satisfaction of the Lenders holding at least 80% of the Total Commitment within the aforesaid 10 Business Days period, then the undrawn Commitments hereunder shall again become available on the terms and conditions hereof to the extent of the Total Commitment reduced by any permanent repayments effected in accordance with the provisions of this Section 3.3(h). All amounts paid to the Lenders pursuant to this Section 3.3(h) shall be applied in the manner provided for in Section 7.2.

Notwithstanding the foregoing, any Net Borrowing Base Shortfall arising pursuant to a redetermination of the Borrowing Base pursuant to Section 3.3(c) shall be eliminated within the time period provided for therein.

(i)	No Increase: No increase in the Borrowing Base or Net Borrowing Base, unless otherwise agreed by all of the Lenders in their sole discretion, shall result in any increase of the Total Commitment.
(j)

Redetermination Conclusive: Any redetermination by the Lenders holding at least 80% of the Total Commitment of the Borrowing Base, or the Net Borrowing Base, under this Section 3.3 shall be final, binding and conclusive.

3.4	Takeover Notification

In the event the Borrower wishes to utilize Accommodations to, or to provide funds to any Subsidiary to, offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person (other than a private company as defined under the Securities Act (Alberta) or a corporation whose shares are directly or indirectly held by one Person) (the "Target") where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of such Person that are beneficially owned, or over which control or direction is exercised, by the Borrower or its Subsidiaries and any Person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate ten percent (10%) or more of all of the outstanding securities of that class of securities of the Person or are likely to result in a change of the voting control of such Person if it is a publicly traded corporation (a "Takeover"), then either:

(a)

Agreement of the Target Entity: the Borrower shall provide to the Agent evidence satisfactory to the Agent of the agreement of the board of directors or like body of the Target approving the Takeover; or

(b)	No Conflict by Lenders: the following steps shall be followed:
(i)

at least 7 Business Days prior to the delivery of any Borrowing Notice to the Agent requesting Accommodations intended to be utilized for such Takeover, the president or chief financial officer of the Borrower shall advise the Agent who shall promptly ensure that each Lender is advised of the particulars of such Takeover in sufficient detail to enable such Lender to determine whether it has a conflict of interest if Accommodations from such Lender are utilized by the Borrower for such Takeover;

(ii)

within 5 Business Days of being so advised, each Lender shall notify the Agent of its determination, acting reasonably, as to whether such a conflict exists (such determination to be made by such Lender in the exercise of its sole discretion having regard to such considerations as it deems appropriate), provided that in the event such Lender does not so notify the Agent within such five Business Days period, such Lender shall be deemed to have notified the Agent that it does not have a conflict of interest; and

(iii)	the Agent shall promptly notify the president or chief financial officer of the Borrower of such Lender's determination,

and in the event that any Lender has such a conflict of interest, then upon the Agent so notifying the Borrower such Lender shall have no obligation to provide advances for such Takeover notwithstanding any other provision of this Agreement to the contrary; provided, however, that each Lender which has, or is deemed to have, no such conflict of interest (a "Non-Affected Lender") shall have an obligation, up to the amount of its Commitment, to provide Accommodations for such Takeover in accordance with the ratio that its Proportionate Share bears to the aggregate of the Proportionate Shares of all Non-Affected Lenders.

(c)

Adjustment: If Accommodations are utilized for the purposes of a Takeover (a "Takeover Loan") and there are Lenders other than Non-Affected Lenders (an "Affected Lender") then after completion of the Takeover the Proportionate Share of each such Non-Affected Lender shall be temporarily adjusted and subsequent Accommodations shall be funded firstly by Affected Lenders and subsequent repayments shall be applied firstly to the Non-Affected Lenders, in each case until such time as the Proportionate Shares of each Non-Affected Lender and each Affected Lender is equal to its Proportionate Share in effect immediately prior to the advance of the Takeover Loan.

3.5	Accommodations - Production Facility

Subject to the provisions of this Agreement, the Borrower may borrow, repay and reborrow by way of Accommodations from each Production Lender pursuant to the Production Facility up to the amount of such Lender's Commitment by:

(a)

Prime Loans: borrowing Prime Loans from the Production Lenders in minimum aggregate amounts of Cdn. $1,000,000 and in integral multiples of Cdn. $100,000 thereafter, upon at least 1 Business Day's prior written notice;

(b)

Bankers' Acceptances: issuing Bankers' Acceptances to be accepted by the Production Lenders, in minimum aggregate amounts of Cdn. $1,000,000 and in integral multiples of Cdn. $100,000 thereafter, upon at least 2 Business Days' prior written notice;

(c)

US Base Rate Loans: borrowing US Base Rate Loans from the Production Lenders in minimum aggregate amounts of US $1,000,000 and in integral multiples of US $100,000 thereafter, upon at least 1 Business Day's prior written notice; and

(d)

Libor Loans: borrowing Libor Loans from the Production Lenders, in minimum aggregate amounts of US $1,000,000 and in integral multiples of US $500,000 thereafter, upon at least three (3) Banking Days' prior written notice;

each such notice to be given to the Agent at the Agent's Branch of Account at or prior to 12:00 noon (Toronto time) on the last day on which such notice can be given pursuant to this Section 3.5 and to be substantially in the form of Schedule "A". Any such notice may be given by telephone and in such case shall be followed by delivery on the day of such telephone notice of written notice substantially in the form of Schedule "A".

Prior to the Term Date of each Lender, the Borrower may increase or decrease Accommodations from each such Lender under the Production Facility by obtaining Accommodations and by making repayments in respect thereof. The Production Facility in respect of each Lender, and the Working Capital Facility in respect of the Working Capital Lender, shall terminate on the Maturity Date of such Lender and all Outstandings thereunder shall be repaid in full to such Lender not later than its Maturity Date.

3.6	Accommodations - Working Capital Facility

Subject to the provisions of this Agreement, the Borrower may borrow, repay and reborrow by way of Accommodations from the Working Capital Lender up to the Working Capital Facility Amount by:

(a)	Prime Loans: borrowing Prime Loans by way of Overdraft without notice;
(b)	US Base Rate Loans: borrowing US Base Rate Loans by way of Overdraft without notice;
(c)	Libor Loans: borrowing Libor Loans in minimum amounts of US $1,000,000 and in multiples of US $100,000 thereafter upon at least 3 Banking Days' prior written notice;
(d)

Bankers' Acceptances: issuing Bankers' Acceptances to be accepted by the Working Capital Lender in minimum amounts of Cdn. $1,000,000 and in multiples of Cdn. $100,000 thereafter, upon at least 1 Business Day's prior written notice; and

(e)	Letters of Credit: the issuance of Letters of Credit denominated in Canadian Dollars or US Dollars.

Each such notice required to be given pursuant to Section 3.6(c) or 3.6(d) shall be given to the Agent at the Agent's Branch of Account at or prior to 12:00 noon (Toronto time) on the last day on which such notice can be given pursuant to this Section 3.6 and shall be substantially in the form of Schedule "A". Any such notice may be given by telephone and in such case shall be followed by delivery on the day of such telephone notice of written notice substantially in the form of Schedule "A".

In respect of any Accommodation by way of a Letter of Credit, notice shall be given on the same day as the date of the request for the Accommodation provided that if the Working Capital Lender indicates that, in accordance with its usual practices, it requires additional time to process the Letter of Credit, such Accommodation shall be made, subject to the terms hereof, at such time as the request has been processed and any ancillary documentation has been executed and delivered.

Prior to the Term Date of the Working Capital Lender, the Borrower may increase or decrease Accommodations under the Working Capital Facility by obtaining Accommodations and by making repayments in respect thereof. The Working Capital Facility shall terminate on the Term Date of the Working Capital Lender and all Outstandings thereunder shall be repaid in full to the Working Capital Lender not later than its Maturity Date, provided however that to the extent there are any Letters of Credit then outstanding, the Borrower shall deposit an amount equal to the maximum potential liability of the Working Capital Lender thereunder with the Agent as Escrow Funds in the same manner and to be held under the same terms and conditions as provided for in Section 10.4.

3.7	Overdrafts

Each advance by way of Overdraft in Canadian dollars shall automatically result in a Prime Loan, and each advance by way of Overdraft in U.S. dollars shall automatically result in a U.S. Base Rate Loan, under the Working Capital Facility. The Borrower agrees not to effect any Overdraft hereunder which would cause the Outstandings under the Working Capital Facility to exceed the Working Capital Facility Amount, from time to time, and acknowledges that the Working Capital Lender reserves the right to refuse to honour any Overdraft hereunder which, in the opinion of the Working Capital Lender, would have the effect of causing the Working Capital Facility

Amount to be so exceeded, resulting in any Excess Overdraft Indebtedness. The Working Capital Lender shall monitor the Working Capital Facility for the purposes of identifying any Excess Overdraft Indebtedness and, upon the Working Capital Lender becoming aware of any Excess Overdraft Indebtedness in any amount which would exceed the aggregate undrawn amount available to the Borrower under the Production Facility at that time, the Agent shall provide notice thereof to the Lenders, indicating the amount thereof and, upon the Borrower eliminating such Excess Overdraft Indebtedness, provide a further notice to the Lenders to that effect.

3.8	Selection of Libor Interest Periods

If the Borrower elects to borrow by way of a Libor Loan pursuant to Section 3.5 or 3.6, elects to convert an Accommodation into a Libor Loan pursuant to Section 3.14 or elects to Rollover a Libor Loan pursuant to Section 3.15, the Borrower shall, prior to the beginning of the Libor Interest Period applicable to such Libor Loan, in accordance with the same period of notice required for the initial drawdown of a Libor Loan as set forth in Section 3.5 or 3.6, as applicable, select and notify the Agent at the Agent's Branch of Account in writing, of the Libor Interest Period (which shall begin and end on a Banking Day) applicable to such Libor Loan.

3.9	Conditions Applicable to Bankers' Acceptances
(a)

Purchase of Bankers' Acceptances by Lenders: Subject to the terms and conditions of this Agreement, each Lender, other than a Non-BA Lender, hereby agrees to purchase at the applicable Discount Rate its Lender's Proportion of Bankers' Acceptances issued by the Borrower pursuant to Sections 3.5, 3.6, 3.9 and 3.14. Any Lender, other than a Non-BA Lender, may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances purchased by it.

(b)	Payment to Borrower:
(i)

On the Drawdown Date relating to any issue of Bankers' Acceptances, each Lender shall deliver the Discount Proceeds (less the applicable acceptance fees pursuant to Section 5.4) to the Agent for the account of the Borrower through the Agent's Account for Payments.

(ii)

In the case of a Rollover of Bankers' Acceptances under a Facility, the Borrower shall be liable to the Applicable Lenders for the principal amount of maturing Bankers' Acceptances. In order to satisfy the continuing liability of the Borrower to the Applicable Lenders for the principal amount of the maturing Bankers' Acceptances, each Applicable Lender shall receive and retain for its own account the Discount Proceeds of such new Bankers' Acceptances and the Borrower shall on the maturity date of the maturing Bankers' Acceptances pay to the Agent for the benefit of such Applicable Lender an amount equal to the difference between the principal amount of the maturing Bankers Acceptances and the Discount Proceeds from the new Bankers' Acceptances together with the fee to which such Applicable Lender is entitled pursuant to Section 5.4.

(iii)

In the case of a Conversion into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to the Applicable Lenders for the amount of the converted Accommodation, each Applicable Lender shall receive for its own account the Discount Proceeds of the Bankers' Acceptances and the Borrower shall on the Conversion Date pay to the Agent for the benefit of such Applicable Lender the difference between the principal amount of the converted Accommodation and the Discount Proceeds from such Bankers' Acceptances together with the fee to which such Applicable Lender is entitled to pursuant to Section 5.4.

(iv)

In the case of a Conversion of Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to the Applicable Lenders for an amount equal to the principal amount of such Bankers' Acceptances, the Agent shall record the obligation of such Borrower to each Applicable Lender as an Accommodation of the type into which the maturing Bankers' Acceptance has been converted.

(c)

Waiver of Presentment and Other Conditions: The Borrower waives presentment for payment and, except to the extent of the negligence or wilful misconduct of the Lenders referred to in Schedule "H", any other defence to payment of any amounts due to a Lender in respect of a Bankers' Acceptance accepted by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall pay the Agent on behalf of the Lender that has accepted such Bankers' Acceptance, the full face amount of such Bankers' Acceptance either through payment to the Agent's Branch of Account or conversion of such Bankers' Acceptance into a Prime Loan pursuant to Section 3.14.

(d)	Terms of Each Bankers' Acceptance: Each Bankers' Acceptance shall:
(i)	have a maturity date which shall be on a Business Day;
(ii)

subject to availability, have a Standard Term (excluding days of grace) or, with the consent of all of the Applicable Lenders, such consent not to be unreasonably withheld, and subject to availability, have a term which is not a Standard Term;

(iii)

be in the standard form of each Applicable Lender accepting same, provided however, the Agent may require a Lender to use a generic form of Bankers' Acceptance, in a form satisfactory to the Borrower and each Lender, each acting reasonably, provided by the Agent for such purpose in place of the Lender's own forms; and

(iv)	have a term which does not extend beyond the Maturity Date of the Applicable Lender.

It is the intention of the parties that, pursuant to the Depository Bills and Notes Act (Canada) ("DBNA"), all Bankers' Acceptances accepted by the Lenders under this Agreement shall be issued in the form of a "Depository Bill" (as defined in the DBNA), deposited with, and made payable to, a "clearing house" (as defined in the DBNA) including, without limitation, The Canadian Depository for Securities Limited or its nominee, CDS & Co. The Agent and the Lenders shall, inter alia, effect the following and, subject to the approval of the Borrower and the Majority Lenders, establish and notify the Borrower and the Applicable Lenders of any additional procedures, consistent with the terms of this Agreement and the quarterly requirements of the DBNA, as are reasonably necessary to accomplish such intention including, without limitation:

(A)	the instruments or drafts held by the Agent for the purposes of effecting Bankers' Acceptances will include a notation to the effect that they are issued pursuant to the DBNA;
(B)	any reference to authentication of the Bankers' Acceptance will be removed; and
(C)	any reference to "bearer" will be removed.
(e)	Bankers' Acceptances – Power of Attorney Terms: As a condition precedent to each Lender's obligation, other than Non-BA Lenders, to accept and purchase Bankers' Acceptances hereunder,

the Borrower hereby agrees to the Power of Attorney Terms – Bankers' Acceptances set out in Schedule "H", and in the case of Non-BA Lenders, to the Discount Note set out in Schedule "J"; provided that if the Borrower revokes such power of attorney, it shall not be entitled to issue Bankers' Acceptances hereunder unless the Borrower, the Agent and all of the Lenders have agreed on amendments to this Agreement which would allow the Borrower to again issue Bankers' Acceptances.

(f)

Failure to Give Notice of Repayment: If the Borrower fails to give notice to the Agent at the Agent's Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance of such Bankers' Acceptance as set forth in Section 3.5 or 3.6, as applicable, the face amount of such Bankers' Acceptance shall be converted on its maturity to a Prime Loan from the Applicable Lender pursuant to Section 3.14.

(g)

BA Equivalent Advances: Notwithstanding the other provisions of this Section 3.9, a Non-BA Lender shall, in lieu of accepting and purchasing Bankers' Acceptances, make a BA Equivalent Advance. Any BA Equivalent Advance will be made on the relevant Drawdown Date, or any Rollover Date or Conversion Date, the amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances to such Non-BA Lender which, but for this Section 3.9(f), such Lender would otherwise be required to accept and purchase as part of such Bankers' Acceptances. To determine the amount of such Discount Proceeds, the hypothetical sale shall be deemed to take place at the Discount Rate applicable to a Non-BA Lender. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the relevant Drawdown of, Conversion into or Rollover of Bankers' Acceptances issued concurrently therewith. Concurrently with the making of a BA Equivalent Advance, a Non-BA Lender shall be entitled to deduct therefrom an amount equal to the Bankers' Acceptance fees which such Lender would otherwise be entitled to receive pursuant to Section 5.4 as part of such Bankers' Acceptance if such Lender was accepting Bankers' Acceptances, based on the amount payable on the maturity date of such BA Equivalent Advance. BA Equivalent Advances shall accrue interest at a per annum rate equal to the Discount Rate applicable to a Non-BA Lender for the term of the BA Equivalent Advance. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-BA Lender, in satisfaction of the BA Equivalent Advance and interest accrued thereon, an amount equal to the face amount of the Bankers' Acceptance which, but for this Section 3.9(f), such Lender would otherwise have been required to accept. All references in this Agreement to "Bankers' Acceptances", "Accommodations" and "Principal Outstandings" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-BA Lender as part of a Drawdown of, Conversion into or Rollover of Bankers' Acceptances. Each such BA Equivalent Advance may be evidenced by a Discount Note executed by the Borrower.

3.10	Agent's Duties re Bankers' Acceptances
(a)

Advice to the Lenders: The Agent, promptly following receipt of a Borrowing Notice by way of Bankers' Acceptance or Conversion Notice of an Accommodation to a Bankers' Acceptance, shall so advise the Applicable Lenders and shall advise each Applicable Lender of the face amount of each Bankers' Acceptance to be purchased by it and the term thereof, which term shall be identical for all Applicable Lenders. By no later than 10:30 a.m. (Toronto time) on each Drawdown Date or Conversion Date on which the Lenders are required to purchase Bankers' Acceptances hereunder, the Agent shall determine the applicable CDOR Rate in respect of such Bankers' Acceptances.

(b)

Completion of Bankers' Acceptance: Upon receipt of advice from the Agent confirming such particulars, each Applicable Lender is thereupon authorized to complete bankers' acceptances on behalf of the Borrower in accordance with the Power of Attorney Terms – Bankers' Acceptances and the particulars advised by the Agent.

3.11	Notice of Repayment

The Borrower shall give the Agent, at the Agent's Branch of Account, prior written notice of each repayment of Accommodations in respect of each Facility in accordance with the same period of notice required pursuant to Section 3.5 or 3.6, as applicable, for the initial drawdown of the basis of the Accommodation being repaid, such notice to be substantially in the form of Schedule "A". Notwithstanding the foregoing, a Bankers' Acceptance shall only be repaid on its maturity date, a Letter of Credit may only be terminated on its expiry date and a Libor Loan shall only be repaid prior to the last day of the Libor Interest Period applicable to such Libor Loan upon payment by the Borrower of amounts payable in respect thereof pursuant to Sections 4.5 and 11.5. Such amounts deposited by the Borrower shall belong to the Borrower and shall be held by the Agent in an interest bearing Cash Collateral Account with interest to be credited to the Borrower at rates prevailing at the time of deposit and shall be applied by the Agent in accordance with the provisions hereof to satisfy the obligations of the Borrower with respect to the outstanding Bankers' Acceptance or Letter of Credit. Such Cash Collateral Account shall be assigned to the Agent as security for such outstanding Accommodations and amounts held in such Cash Collateral Account may not be withdrawn by the Borrower without the consent of the Agent; however, interest on such deposited amount shall be for the account of the Borrower and, provided no Default or Event of Default has occurred and is continuing, may be withdrawn from time to time by the Borrower. If after maturity of the Bankers' Acceptance or expiry of the Letter of Credit for which such funds are held and application by the Agent of the amounts in such Cash Collateral Account to satisfy the obligations with respect to the Bankers' Acceptance or Letter of Credit being repaid, any excess remains and no Default or Event of Default has occurred and is continuing, such excess shall be promptly paid by the Agent to the Borrower.

3.12	Letters of Credit
(a)	Issuance: The Borrower may give the Working Capital Lender a notice in the form of Schedule "A" requesting that a Letter of Credit be issued by the Working Capital Lender.
(b)

Documentation: The Working Capital Lender shall have no obligation to issue a Letter of Credit until the Borrower has executed and delivered to the Working Capital Lender a duly completed letter of credit application in the Working Capital Lender's standard form and has executed and delivered to the Working Capital Lender such ancillary documents, including applications and indemnities, as the Working Capital Lender generally requires for like transactions and which are consistent with the provisions hereof.

(c)	Expiry: Each Letter of Credit shall expire not later than 1 year from the date of its issue.
(d)

Payment: All payments made by the Working Capital Lender to any Person pursuant to any Letter of Credit shall, unless the Borrower reimburses the Working Capital Lender at the Agent's Branch of Account for such payment on or before the date it is made, be deemed as and from the date of such payment to be an advance to the Borrower of a Prime Loan under the Working Capital Facility (for any such payments made in Cdn Dollars) or a US Base Rate Loan under the Working Capital Facility (for any such payments made in US Dollars), with the proceeds of such advance being applied against the Borrower's obligation to reimburse the Working Capital Lender for payment made under the Letter of Credit, and the provisions hereof relating to such Prime Loans or US Base Rate Loans, as applicable (including interest to be calculated thereon), shall apply thereto. The Working Capital Lender shall forthwith advise the Borrower of any demand by the beneficiary of a Letter of Credit for payment by the Working Capital Lender under such Letter of Credit and of any payment made by it on such Letter of Credit to the beneficiary thereof. In determining whether to pay under a Letter of Credit, the Working Capital Lender shall be responsible only to determine that the documents and certificates required to be delivered under such Letter of Credit have been delivered and that they comply on their face with the requirements of such Letter of Credit.

(e)

Renewal: At or before 10:00 a.m. one (1) Business Day prior to the date of expiry of a Letter of Credit, the Borrower may elect to renew a Letter of Credit by selecting a new expiry date for the Letter of Credit or part thereof being renewed, which shall commence on the expiry date of the Letter of Credit being renewed. Renewals of a Letter of Credit may only be effected by the Working Capital Lender extending the expiry date of an existing Letter of Credit, either by the issuance of a new Letter of Credit containing the new expiry date or by an amendment to the existing Letter of Credit, and with or without a reduction in the face amount thereof. The issuance of a Letter of Credit to a new party, an increase in the face amount of a Letter of Credit or any other change in its terms may only be effected by the Borrower delivering a notice in the form of Schedule "A". Letter of Credit fees shall be payable in respect of extended Letters of Credit pursuant to Section 5.5 computed in respect of the period of extension.

3.13	Pro-Rata Treatment of Accommodations
(a)

Pro-Rata Accommodations: Subject to Section 3.13(b), each Accommodation and each basis of Accommodation shall be made available by each Applicable Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the Accommodations and each basis of Accommodation outstanding hereunder to each Applicable Lender will, to the extent possible, thereafter be in the same proportion as the Lender's Proportion of such Lender. The Agent is authorized by the Borrower and each Lender to determine, in its sole and unfettered discretion, the amount of Accommodations and each basis of Accommodation to be made available by each Applicable Lender and the application of repayments and reductions of Accommodations to give effect to the provisions of this Section 3.13(a) and Section 7.2; provided that, subject to Section 3.13(b), no Lender shall, as a result of any such determination, have Accommodations outstanding in an amount which is in excess of the amount of its Commitment.

(b)

Agent's Discretion on Allocation: If it is not practicable to allocate Bankers' Acceptances to each Applicable Lender such that the aggregate amount of Bankers' Acceptances required to be purchased by such Applicable Lender hereunder is in a whole multiple of Cdn. $100,000, the Agent is authorized by the Borrower and each Applicable Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances. In no event shall the outstanding Accommodations of a Lender exceed its Lender's Proportion by more than Cdn. $100,000 as a result of such exercise of discretion by the Agent. In the event it is not practicable to allocate each basis of Accommodation in accordance with Section 3.13(a) by reason of the occurrence of circumstances described in Sections 11.2, 11.3 or 11.4, the Agent is authorized by the Borrower and each Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances.

(c)

Further Assurances by Borrower: To the extent reasonably possible, the Borrower and each Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.13.

3.14	Conversion Option

The Borrower may, during the term of this Agreement, convert any basis of Accommodation under a Facility in a currency to another basis of Accommodation under that same Facility in the same currency upon giving the Agent at the Agent's Branch of Account a Conversion Notice in accordance with the period of notice and other requirements set out in Section 3.5 applicable to the basis of Accommodation to which any Accommodation is being converted (other than delivery of a notice in the form of Schedule "A"), provided that:

(a)	Bankers' Acceptances: a Bankers' Acceptance may only be converted on its maturity date; and
(b)

Libor Loans: a Libor Loan may be converted on the last day of the Libor Interest Period applicable to such Libor Loan or on any other day if the Borrower pays all amounts payable in respect thereof pursuant to Section 11.5.

On each Conversion Date, the Borrower shall be required to repay to the Agent for the account of the Lenders the basis of Accommodation which is being converted and, subject to the provisions of this Agreement, the Lenders shall be required to make available to the Borrower the Accommodations into which such basis of Accommodation is being converted.

3.15	Rollovers

The Borrower may, during the term of this Agreement and provided there is then no Default or Event of Default which has occurred and is continuing, Rollover all or any portion of a Bankers' Acceptance on its maturity date or all or any portion of a Libor Loan under a Facility for an additional Libor Interest Period subsequent to the initial or any subsequent Libor Interest Period, upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule "C", and in accordance with the period of notice and other requirements set out in Section 3.5 or 3.6 applicable to Bankers' Acceptances or Libor Loans (other than delivery of a notice in the form of Schedule "A"), unless immediately prior to the issuance of any such Bankers' Acceptance, or the commencement of any subsequent Libor Interest Period, a Default or Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted such Bankers' Acceptance into a Prime Loan or such Libor Loan to a US Base Rate Loan, in each case pursuant to Section 3.14 and the Borrower shall not be entitled to issue such Bankers' Acceptance or continue such Libor Loan subsequent to the existing Libor Interest Period. In the event notice of a Rollover of an existing Bankers' Acceptance or Libor Loan is not given pursuant to this Section 3.15 or notice of a Conversion of such existing Bankers' Acceptance or Libor Loan is not given pursuant to Section 3.14, such Bankers' Acceptance shall be converted to a Prime Loan on the maturity date of such Bankers' Acceptance and such Libor Loan shall be converted to a US Base Rate Loan under the same Facility on the last day of the Libor Interest Period applicable to such existing Libor Loan.

3.16	Notices Irrevocable

All notices delivered or deemed to be delivered by the Borrower pursuant to this Article 3 shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

3.17	Extension of Term Date and Maturity Date
(a)

Request for an Offer of Extension: the Borrower may, from time to time, request an extension of the Term Date and Maturity Date by sending to the Agent at the Agent's Branch of Account a Request for Extension of the Term Date and Maturity Date of each Lender that is not then a Non-Agreeing Lender (a "Revolving Lender") in duplicate not less than 60 days and not more than 90 days prior to the then current Term Date and the Agent shall forthwith notify such Revolving Lenders of such request and each such Revolving Lender shall acknowledge receipt of such notification. Each such Revolving Lender shall advise the Agent as to whether it agrees with such request within 30 days of (i) being notified of the Borrower's Request for an Offer of Extension, and (ii) having received the Engineering Report required pursuant to Section 3.3(a)(i) and the financial statements required by Section 9.1(d), provided that in the event such Lender does not so advise the Agent within such 30 day period, such Revolving Lender shall be deemed to have advised the

Agent that it is not prepared to make an offer to the Borrower to extend its Term Date and Maturity Date. Within two Business Days of the Agent receiving from each such Revolving Lender its decision with respect to making an offer to the Borrower to extend its Term Date and Maturity Date, the Agent shall, subject to Section 3.17(c), provide the Borrower with an offer to extend the applicable Term Date and Maturity Date of each Revolving Lender in accordance with Section 3.17(d) or 3.17(e) as the case may be, and the Borrower, subject to Section 3.17(g), shall be entitled to accept any such offer at any time up to and including the last Business Day preceding the then current Term Date and Maturity Date by written notice to the Agent of such acceptance.

(b)

Replacement or Repayment: Subject to Section 3.17(c), if a Revolving Lender does not agree to make an offer to extend its Term Date and Maturity Date (each such Lender being a "Non-Agreeing Lender" and any Revolving Lender agreeing to make an offer to extend its Term Date and Maturity Date applicable to it being an "Agreeing Lender") the Borrower may, but is not obligated to:

(i)

arrange for a replacement lender or lenders (which may be one or more of the Agreeing Lenders) to replace each Non-Agreeing Lender's Accommodations, its Production Facility Commitment and, if applicable, its Working Facility Commitment, provided that any such replacement lender (if it is not an Agreeing Lender) shall have been approved by the Agent (such approval not to be unreasonably withheld) and shall be novated into the Loan Documents in the place and stead of the Non-Agreeing Lender by execution of all necessary documentation on or prior to the then current Term Date, and arrangements to the reasonable satisfaction of the Non-Agreeing Lender shall have been made to effect the replacement of outstanding Letters of Credit issued by the Non-Agreeing Lender (if it is the Working Capital Lender) on or before its Term Date. The Lender shall do all things and make all such adjustments as are reasonably necessary to give effect to any such replacement; or

(ii)

as long as there exists no Event of Default and subject to the requirements of Sections 4.1 and 10.5 applicable to a repayment of Accommodations and a reduction of a Production Facility Commitment and Working Capital Facility Commitment of a Lender, repay all Accommodations and other amounts owing in respect thereof hereunder to any Non-Agreeing Lender on or prior to its Term Date and upon such payment, each such Non-Agreeing Lender shall cease to be a Lender hereunder and such Non-Agreeing Lender's Production Facility Commitment and Working Capital Facility Commitment shall be terminated and the Total Commitment reduced accordingly.

(c)

Non-Extension: The Agent shall not provide the Borrower with an offer to extend the Term Date and Maturity Date in accordance with Section 3.17(a) if Revolving Lenders holding more than 50% of the aggregate Commitments of all such Lenders do not agree or are deemed not to agree to make an offer to the Borrower to extend the Term Date and Maturity Date pursuant to the Request for an Offer of Extension.

In any such case:

(i)	the Term Date and Maturity Date of all Revolving Lenders shall not be extended; and
(ii)	the Term Period shall commence for all Revolving Lenders on the Term Date.
(d)

Extension for All Lenders: If all Revolving Lenders agree to make an offer to the Borrower to extend the Term Date and Maturity Date pursuant to a Request for an Offer of Extension and the Borrower accepts such offer in accordance with Section 3.17(a), then the Term Date and Maturity Date for each such Revolving Lender shall be extended for a period of 364 days from the date of the acceptance by the

Borrower of the offer made to it to extend the Term Date and Maturity Date by the Agent on behalf of such Revolving Lenders.

(e)

Partial Extension: If, with respect to a Request for an Offer of Extension, the provisions of Section 3.17(c) or 3.17(d) are not applicable and there are Non-Agreeing Lenders under Section 3.17(b), then:

(i)

the Term Date and Maturity Date of all Agreeing Lenders in respect of whom the Borrower has accepted the offer made by them to extend the Term Date and Maturity Date shall be extended for a period of 364 days from the date of acceptance by the Borrower of the offer made to it pursuant to Section 3.17(a) to extend the Term Date and Maturity Date by the Agent on behalf of such Lenders; and

(ii)	the Term Date and Maturity Date for all Non-Agreeing Lenders shall not be extended.
(f)

Independent Decision: The Borrower understands that consideration of any Request for an Offer of Extension constitutes an independent credit decision which each Revolving Lender retains the absolute and unfettered discretion to make, and that no commitment in this regard is given by any such Lender.

(g)

Default or Event of Default: Notwithstanding the foregoing, the Borrower shall not be entitled to accept any offer made by the Agent on behalf of the Agreeing Lenders to extend the Term Date and Maturity Date if a Default or Event of Default has occurred and is continuing unless such Default or Event of Default is waived by all of the Agreeing Lenders; provided any such waiver shall be effective only for the purposes of this Section 3.17 and shall not be applicable to any such Lenders which are not Agreeing Lenders.

(h)

Extension: If, pursuant to Section 3.17(a), Lenders holding less than 50% of the Total Commitment agree to the request made in a Request for an Offer of Extension, then the Agent shall, within 5 Business Days after it has received the response or deemed response of each Revolving Lender to the Request for an Offer of Extension, advise the Borrower and the Maturity Date shall not be extended and the further provisions of this Section 3.17 shall have no further application to such Request for an Offer of Extension. If Lenders holding more than 50%, but less than 100%, of the Total Commitment agree to a Request for an Offer of Extension, then the Agent shall advise the Borrower within 5 Business Days after it has received the response or deemed response of each Revolving Lender to the Request for Extension, and the other provisions of this Section 3.17 shall be applicable.

(i)

Request Refused: If any Revolving Lender receiving a Request for an Offer of Extension does not agree or is deemed not to have agreed to such a request, each of the other Lenders which do agree to such request shall have the right (but not the obligation) to purchase the Production Facility Commitment of the Non-Agreeing Lender. Each of the other Lenders (a "Purchasing Lender") wishing to exercise its rights to purchase the Production Facility Commitment of a Non-Agreeing Lender shall forthwith so notify the Borrower, the Agent, the Non-Agreeing Lender and each of the other Lenders, if any, and such Purchasing Lender shall thereupon be obligated to purchase, and the Non-Agreeing Lender shall be obligated to sell, not less than 6 Business Days prior to the then current Maturity Date, that portion of such Production Facility Commitment which is in the ratio that its Lender's Proportion bears to the aggregate of the Lender's Proportions of all Purchasing Lenders or as otherwise agreed to by the Borrower and the Purchasing Lenders. If the Non-Agreeing Lender is BMO, the other Lenders and the Borrower shall agree on which Revolving Lender shall become the Purchasing Lender for the entire Working Capital Facility Commitment. Notwithstanding the foregoing, and unless otherwise agreed at that time, the Non-Agreeing Lender shall not be obligated to sell to any Purchasing Lender unless (i) provision satisfactory to the Non-Agreeing Lender (acting reasonably) has been made for payment of any costs, losses, premiums or expenses incurred by the Non-Agreeing Lender by reason of any liquidation or re-deployment of deposits or other funds in respect of Libor Loans outstanding; (ii) provision satisfactory to the Non-Agreeing Lender (acting reasonably) has been made for payment at maturity of outstanding Bankers' Acceptances accepted by it; and (iii) if the Non-Agreeing Lender is the Working Capital Lender such purchase shall be subject to the replacement or collateralization (satisfactory to the Working Capital Lender acting reasonably) of all outstanding Letters of Credit issued by the Working Capital Lender under the Working Capital Facility not less than 3 Business Days prior to its then current Maturity Date. The Non-Agreeing Lenders, the Purchasing Lenders, the Agent, the Borrower and each of the other Lenders, if any, shall forthwith duly execute and deliver any necessary documentation to give effect to any purchase under this Section 3.17(i). Notwithstanding any such purchase, the Non-Agreeing Lender shall be entitled to retain a pari passu sharing of the Security for any Permitted Swap then outstanding with it.

(j)

Replacement: If a Non-Agreeing Lender's Commitment is not purchased pursuant to Section 3.17(i), the Borrower may arrange for a replacement lender (a "Replacement Lender") (which may be one of the Revolving Lenders) to purchase the Non-Agreeing Lender's Commitment on the same basis and subject to the same requirements and indemnities as specified in Section 3.17(i). Any such Replacement Lender shall require the approval of the Agent, such approval not to be unreasonably withheld, and no later than 2 Business Days prior to the Maturity Date such Replacement Lender shall have purchased the Non-Agreeing Lender's Commitment by execution of all necessary documentation including, without limitation, execution and delivery of a Lender Transfer Agreement.

(k)	Extension: The Maturity Date of a Revolving Lender shall only be extended pursuant to a Request for an Offer of Extension if:
(i)	each Revolving Lender agrees to the request made in such Request for an Offer of Extension; or
(ii)	Non-Agreeing Lenders hold less than 50% of the Total Commitment, and the Commitment of each such Non-Agreeing Lender is either:
(A)	purchased pursuant to Section 3.17(i); or
(B)	replaced by the Borrower pursuant to Section 3.17(j),

and, in any such case, the Maturity Date shall thereupon be extended for three hundred and sixty-four (364) days or such other period of time as the Lenders may stipulate in their response to a Request for an Offer of Extension. The Borrower understands that consideration of any Request for an Offer of Extension constitutes an independent credit decision which each Revolving Lender on its own behalf retains the absolute and unfettered discretion to make and that no commitment in this regard is hereby given by any Revolving Lender and that any extension of the Maturity Date may be on such terms and conditions in addition to those set out herein as the Lenders may stipulate and the Borrower may agree to.

3.18	Lender Swaps
(a)

Swaps: Subject to the terms and conditions hereof (and specifically Section 9.2(h)), each of the Lenders (or an Affiliate of such Lender) may from time to time enter into Swaps with the Borrower or a Borrowing Base Subsidiary during the term of this Agreement. Prior to engaging in any Swaps, the Borrower or a Borrowing Base Subsidiary shall enter into an ISDA Master Agreement with the applicable Swap Lender the terms of which are not inconsistent with this Agreement and which provide for cross default hereto. Prior to entering into a Swap with an Affiliate of a Lender, such Lender shall cause such Affiliate to enter into an agreement to be bound by the provisions of this Agreement applicable to a Swap Lender, such agreement to be in form and substance satisfactory to the Agent and which agreement shall be executed by the Borrower or a Borrowing Base Subsidiary, acknowledged by the other Borrowing Base Subsidiaries and the Borrower, as applicable, and, if required by the Agent, executed by each of the Lenders.

(b)

Secured Obligations: The parties agree that all Permitted Swap Indebtedness shall be secured by the Security on a pari passu basis and shall rank pari passu with the Production Indebtedness and Working Capital Indebtedness. All Swap Indebtedness of the Borrower or a Borrowing Base Subsidiary to any Swap Lender under a Lender Swap, other than the Permitted Swap Indebtedness, shall, as to the Security, rank junior and be subordinate in every respect to the Production Indebtedness and the Working Capital Indebtedness. To give effect to the foregoing, the Borrower shall, at the time of the Borrower or any Borrowing Base Subsidiary entering into a Transaction under any Lender Swap, provide details thereof to the Agent. Each Swap Lender shall, from time to time upon request of the Agent, provide the Agent with details as to all outstanding Lender Swaps entered into by it and any related information as may be reasonably required by the Agent in order for it to perform the calculations required by this Agreement.

(c)

Determination of Permitted Swaps: The determination of the Lender Swaps which constitute Permitted Swaps at any time shall be made by the Agent starting with the earliest Lender Swap entered into which is still outstanding on the date such determination is made, and so on chronologically with each subsequent Lender Swap, until the applicable limitations under Section 9.2(h) are achieved.

3.19	MasterCard Facility

The Lenders acknowledge that BMO will be providing the MasterCard Facility and that all MasterCard Indebtedness shall be secured by the Security on a pari passu basis and shall rank pari passu with the Lender Outstandings for such purposes, provided, however, that the MasterCard Indebtedness shall not be considered as part of the Outstandings for the purposes of calculation of any Net Borrowing Base Shortfall.

ARTICLE 4

REPAYMENT AND PREPAYMENT

4.1	Reduction of Commitments and Repayment of Accommodations

On the Term Date of each Lender, its Production Facility Commitment shall be permanently reduced to the Principal Outstandings outstanding to such Lender on that date. On the Maturity Date applicable to each Lender, the Commitment of such Lender shall be reduced to nil and the Borrower shall repay all Outstandings owed to such Lender on such Maturity Date. The Borrower shall ensure that all LIBOR Loans, Bankers' Acceptances and Letters of Credit made by or accepted by such Lender mature on or prior to its Maturity Date and shall ensure that the maturities of all Bankers' Acceptances and LIBOR Loans, and the expiry date of all Letters of Credit, are such that such required repayments to such Lender can be effected.

4.2	Repayment of Outstandings In Excess of Commitments

If the amount of Outstandings (determined in Cdn. Dollars with all Accommodations denominated in US Dollars being converted to the Equivalent Amount of Cdn. Dollars using the Bank of Canada noon (Toronto time) spot rate for converting U.S. Dollars to Canadian Dollars on the first Business Day of the calendar month for any determination of the currency conversion in such month) outstanding to any Lender is on any day in excess of the amount of such Lender's Commitment, or aggregate Outstandings under the Production Facility and the Working Capital Facility are in excess of the Net Borrowing Base (other than as contemplated by Section 3.3(h)), the Borrower shall within 5 Business Days thereafter repay, provide cash cover to be held by the Agent on behalf of the Lenders in the same manner provided for in Section 10.4 or otherwise reduce a portion of such Accommodations to the extent of the amount of such excess.

Notwithstanding the foregoing, if the excess referred to above is as a result of exchange rate fluctuations then the Borrower shall not be obligated to provide the cash cover referred to above unless the Outstandings in respect of all Lenders has in the aggregate exceeded the aggregate of all Commitments, or the aggregate Outstandings under the Production Facility and the Working Capital Facility has exceeded the Net Borrowing Base, as the case may be, for five (5) consecutive Business Days.

4.3	Mandatory Prepayment

The Production Facility Commitment and the Total Commitment shall be permanently reduced by an amount equal to Cdn.$63,000,000 on the earlier of October 31, 2007 and a disposition or dispositions by any Obligor of any material interests located in the Cecil or Worsley regions of Alberta resulting in net proceeds in the aggregate for all such dispositions of not less than Cdn.$63,000,000. Until such required reductions have been effected, if any Obligor shall have received or shall receive any:

(a)	proceeds in excess of $250,000 from the sale or issue of:
(i)	any units, shares or other equity-like securities or instruments;
(ii)	any convertible equity or equity-like securities or any securities convertible or exchangeable into equity or equity-like securities; or
(iii)	any public or private debt financing;
(b)	proceeds from any disposition of any assets, properties or interests in excess of $500,000, other than a disposition by an Obligor to another Obligor;
(c)	proceeds from any insurance recoveries in respect of loss of, or damage to, any of its assets in excess of $1,000,000; or
(d)	proceeds of any exercise of any right of first refusal (to the extent such right of first refusal may arise as a result of the Acquisition);

then the Borrower shall, within five (5) Business Days of receipt of same by any Obligor, cause the Total Commitment, Production Facility Commitment and Production Facility Amount to be reduced by the amount thereof, less all reasonable expenses of the issue or sale as applicable, in respect thereof, and repay Accommodations in the amounts required as a result of such reductions.

4.4	Cancellation of Commitment and Prepayment

The Borrower may, without penalty or premium, at any time upon 3 Business Days' prior written notice substantially in the form of Schedule "A", cancel all of the Total Commitment or any portions thereof in minimum amounts of Cdn. $100,000 and whole multiples thereof if, on or prior to the last day of such notice period, the Borrower has:

(a)	identified in writing, the amount of reduction to be applicable to the Production Facility Commitment and the Working Capital Facility Commitment;

(b)

prepaid or otherwise reduced Accommodations outstanding to each Lender in an amount equal to the amount by which Accommodations outstanding to such Lender would otherwise be in excess of such Lender's Commitment immediately after the reduction of the Commitments provided for in such notice; and

(c)	paid all accrued interest and other charges and fees in respect of the Accommodations being repaid or reduced as aforesaid.

Any such notice of cancellation is irrevocable and the amount of the Commitment of each Lender so cancelled and reduced may not be reinstated hereunder.

4.5	Early Repayment of Libor Loans, Letters of Credit and Bankers' Acceptances

The Borrower shall not cancel all or any portion of the Commitment of any Lender pursuant to Section 4.4 if the Accommodations required to be repaid to such Lender as a result thereof include Letters of Credit with an expiry date falling subsequent to the date of such cancellation, Libor Loans with a Libor Interest Period falling subsequent to the date of such cancellation or Bankers' Acceptances accepted by such Lender with a maturity date falling subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower has paid to the Agent at the Agent's Account for Payments, for the account of such Lender in respect of Libor Loans, the amount required to be paid pursuant to Section 11.5, in respect of Letters of Credit the face amount thereof to be held in a Cash Collateral Account and, in respect of Bankers' Acceptances, the amount determined by such Lender, acting reasonably, (and advised to the Agent) to be the amount required to be paid on such date of cancellation in order to yield to the Lender the face amount of all such Bankers' Acceptances, as applicable, on the maturity date thereof.

4.6	Evidence of Indebtedness

The Agent shall open and maintain on the books of the Agent's Branch of Account, accounts and records evidencing the Accommodations and other amounts owing by the Borrower to the Agent and each Lender under this Agreement. The Agent shall debit therein the amount of such Accommodations, and shall enter therein each payment of principal of and interest on the Accommodations and fees and other amounts payable pursuant to this Agreement and shall record the Bankers' Acceptances accepted by each Lender and all other amounts becoming due to the Agent and each Lender under this Agreement. The Accounts constitute, in the absence of manifest error, prima facie evidence of the Indebtedness of the Borrower to the Agent and each Lender pursuant to this Agreement, the date each Lender made each Accommodation available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal of and interest on the Accommodations, fees payable pursuant to this Agreement and other amounts owing hereunder. The Agent shall, from time to time, provide to the Borrower copies of such accounts and records upon the Borrower's reasonable request.

4.7	Replacement or Removal of a Lender

Subject to Section 4.8, if in respect of a Lender (the "Impacted Lender"):

(i)	the circumstances set forth in Sections 11.2 or 11.3 apply to such Lender and such Lender, in reliance thereon, makes a claim against the Borrower under any of those Sections;
(ii)	such Lender ceases to be a resident of Canada for the purposes of the Income Tax Act;
(iii)	such Lender refuses or fails to fund Accommodations when required to do so hereunder; or

(iv)	such Lender becomes an Affected Lender.

the Borrower may, but need not, while the event is continuing:

(a)

cancel the Commitment of such Impacted Lender in whole upon payment, without premium, penalty or bonus, of any or all amounts owing to the Impacted Lender on account of Production Indebtedness and Working Capital Indebtedness (a "Cancellation Payment"); or

(b)

arrange for a substitute lender, which may be one or more of the other Lenders, (a "Substituted Lender") which agrees to become a Lender and make the Cancellation Payment to the Impacted Lender and which Substituted Lender shall be entitled to a Commitment equal to the Impacted Lender's Commitment (except that Bankers Acceptances shall not be prepaid prior to the maturity thereof); or

(c)	effect a Cancellation Payment to the Impacted Lender by cancelling a portion of the Commitment of such Impacted Lender and arranging for a Substituted Lender for the balance of such Commitment.
4.8	Restrictions on Substituted Lenders

The Borrower shall not be entitled to utilize the provisions of Sections 4.7(b) or (c) above unless any Substituted Lender designated by the Borrower (i) has been approved by the Agent, acting reasonably, and (ii) is a resident of Canada for the purposes of the Income Tax Act (Canada).

If the Borrower utilizes the provisions of Section 4.7(a) above, the Total Commitment will be permanently reduced by the Impacted Lender's Commitment.

4.9	Documentation Respecting Substituted Lender

If the Borrower has designated a Substituted Lender under Section 4.7 which satisfies the requirements of Section 4.8, and provided such Substituted Lender has agreed to become a Lender hereunder, the Impacted Lender and the Substituted Lender shall execute and deliver to the Agent and the Borrower a Lender Transfer Agreement and any other documents or instruments which in the opinion of the Agent, acting reasonably, are necessary or advisable to cause the Substituted Lender to become a party to and a Lender under the Loan Documents, as applicable, and the Impacted Lender shall do all such acts and things as in the opinion of the Agent, acting reasonably, are required to carry out the intent of the foregoing.

4.10	Power of Attorney for Impacted Lender

Any Lender, if it becomes an Impacted Lender, hereby irrevocably appoints and constitutes the Agent as its attorney to execute and deliver all documents and instruments and to do all acts and things in its place instead and to enter into any and all such documentation as the Agent, acting reasonably, determines as necessary or advisable to give effect to the provisions of Sections 4.7, 4.8 and 4.9. Notwithstanding the foregoing, the Agent may, in its sole discretion, refuse to exercise any of the powers or rights arising from such power of attorney.

ARTICLE 5

PAYMENT OF INTEREST AND FEES

5.1	Interest on Prime Loans

The Borrower shall pay to the Agent on behalf of each Applicable Lender interest on each Prime Loan in Canadian Dollars at the Agent's Account for Payments at a rate per three hundred sixty-five (365) day period equal to the Prime Rate plus the Margin applicable to such Prime Loan. A change in the Prime Rate will simultaneously cause a corresponding change in the interest payable for a Prime Loan and a change in the Margin will cause a change in the interest payable as provided for in Section 5.11. Such interest is payable monthly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to and including the last day prior to the Interest Date on which such interest is to be paid and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.1 are equivalent, are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty-five (365).

5.2	Interest on US Base Rate Loans

The Borrower shall pay to the Agent on behalf of each Applicable Lender interest on each US Base Rate Loan in US Dollars at the Agent's Account for Payments at a rate per three hundred sixty-five (365) day period equal to the US Base Rate plus the Margin applicable to such US Base Rate Loan. A change in the US Base Rate will simultaneously cause a corresponding change in the interest payable for a US Base Rate Loan and a change in the Margin will cause a change in the interest payable as provided for in Section 5.11. Such interest is payable monthly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to and including the last day prior to the Interest Date on which such interest is to be paid and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.2 are equivalent, are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty-five (365).

5.3	Interest on Libor Loans

The Borrower shall pay to the Agent on behalf of each Applicable Lender interest on each Libor Loan in US Dollars at the Agent's Account for Payments for the period commencing on and including the first day of the Libor Interest Period applicable to such Libor Loan up to but not including the last day of such Libor Interest Period at a rate per three hundred sixty (360) day period, equal to the sum of Libor plus the Margin applicable to such Libor Loan. A change in the Libor Margin will cause a corresponding change in the interest payable for a Libor Loan as provided for in Section 5.11. Such interest shall be payable on each Libor Interest Date applicable to such Libor Interest Period and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in the period for which such interest is payable (including the first day of such period but excluding the date on which such interest is payable) divided by three hundred sixty (360). The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.3 are equivalent, are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty (360).

5.4	Bankers' Acceptance Fees

The Borrower shall pay acceptance fees in Canadian Dollars to the Agent on behalf of the Applicable Lenders at the Agent's Account for Payments forthwith upon the acceptance by each Applicable Lender of each Bankers' Acceptance issued by the Borrower at a rate per three hundred sixty-five (365) day period equal to the applicable Margin, calculated on the face amount of such Bankers' Acceptance and on the basis of the number of days in the term of such Bankers' Acceptance divided by three hundred sixty-five (365). Acceptance fees payable to the Applicable Lenders pursuant to this Section 5.4 shall be paid in the manner specified in Section 3.9. All fees payable pursuant to this Section 5.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the

Agent and payable by the Borrower based on the applicable Margin in effect on such date as provided for in Section 5.11; provided that if during the term of any such Bankers' Acceptance a change in the Margin occurs, the fees paid by the Borrower in respect of such Bankers' Acceptance shall be adjusted, effective at the beginning of the Fiscal Quarter next following the Fiscal Quarter in which the change in the Margin occurs pursuant to Section 5.11, to reflect the Margin for the remaining term (if any) of the Bankers' Acceptance and the Borrower, in the case of an increase in the Margin, shall forthwith after receipt of a notice from the Agent make such payments to the Agent at the Agent's Account for Payments for the account of the Applicable Lenders as are necessary to reflect such change and the Applicable Lenders, in the case of a decrease in the Margin, shall credit any amount which would otherwise be refundable to the Borrower against amounts in respect of interest or fees accruing hereunder in relation to the Borrower.

5.5	Letter of Credit Fees

The Borrower shall pay to the Working Capital Lender at its Branch of Account the following fees in respect of each Letter of Credit issued by the Working Capital Lender hereunder:

(a)

on the date of issue and of each renewal of each Letter of Credit an issue fee payable in Canadian Dollars or US Dollars, as applicable, equal to the Letter of Credit Fee calculated on the face amount of the Letter of Credit and on the basis of the number of days for which such Letter of Credit is issued divided by 365, subject to a minimum quarterly fee of Cdn. $60.00; and

(b)	on the date of each amendment of each Letter of Credit an amending fee of Cdn. $50.00.
5.6	Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due hereunder (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall and hereby agrees to pay to the Applicable Lenders interest on such unpaid amount (including, without limitation, interest on interest), if and to the fullest extent permitted by Applicable Law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is made before 10:00 a.m. at the place of payment on the date of such payment), and such interest shall accrue daily, be calculated and compounded on the last Business Day of each calendar month and be payable in the currency of the relevant Accommodation on demand, as well as after as before maturity, default and judgment, at a rate per annum that is equal to:

(a)	if such amount is payable in Canadian Dollars, the Prime Rate plus 2.0% per annum; and
(b)	if such amount is payable in US Dollars, the US Base Rate plus 2.0% per annum.

The Borrower hereby waives, to the fullest extent it may do so under Applicable Law, any provisions of Applicable Law, including specifically the Interest Act (Canada) or the Judgment Interest Act (Alberta) which may be inconsistent with this Agreement.

5.7	Standby Fees

The Borrower shall pay standby fees to the Agent on behalf of the Working Capital Lender and each Revolving Lender at the Agent's Account for Payments calculated quarterly in arrears on the last Business Day of each calendar quarter commencing with the last Business Day of the calendar quarter in which the Effective Date occurs, and payable quarterly in arrears on the first Business Day of each calendar quarter commencing with the first Business Day of the calendar quarter in which the Effective Date occurs and continuing of the first Business Day of each calendar quarter thereafter and on the Term Date of each Lender. Each payment of standby fees shall be calculated for the period commencing on and including the Effective Date or the last date on which such standby fees were payable hereunder, as the case may be, up to and including the last day of the calendar quarter for which such standby fees are to be paid or the Term Date applicable to such Lender (whichever is earlier) and shall be in an amount equal to the Standby Fee Rate in effect on each day during such period of calculation multiplied by the difference, if positive, obtained by subtracting the Accommodations outstanding from such Lender for each day in the period of the calculation from the amount of such Lender's Commitment in effect on each such day. Such standby fees shall be calculated on a daily basis and on the basis of a 365 day year. For purposes of calculating standby fees payable pursuant to this Section 5.7, the amount of Accommodations outstanding from time to time in US Dollars on each day during the period for which such standby fees are payable shall, for the purposes of determining an Equivalent Amount on such day, be notionally converted to the Equivalent Amount in Canadian Dollars using the Bank of Canada noon (Toronto time) spot rate for converting US Dollars to Canadian Dollars for the first Business Day of such calendar month for any calculation in such month.

5.8	Agent's Fees

The Borrower shall pay an agency fee to the Agent (for the Agent's sole account) at the Agent's Account for Payments, in an amount as agreed from time to time between the Agent and the Borrower, on the Effective Date and on each extension of its Term Date and Maturity Date (or such other amount as the Agent may stipulate at the time an extension of its Term Date and Maturity Date is effected hereunder) and such fees shall, for purposes of this Agreement, be deemed to be an amount payable pursuant to this Agreement.

5.9	Maximum Rate Permitted by Law

No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by Applicable Law. In the event any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under Applicable Law.

5.10	Interest Generally

The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement or in any other Loan Document now or hereafter granted to or taken by the Lender and all interest and fees payable by the Borrower to any Lender shall accrue from day to day and be computed as described herein in accordance with the "nominal rate" method of interest calculation.

5.11	Interest and Fee Adjustment

In the event of a change in the Margin or a change in the Standby Fee Rate as a result of a change in the Consolidated Debt to Cash Flow Ratio, such change shall become effective on the day on which the Borrower delivers a Compliance Certificate in accordance with the requirements hereof evidencing the change in the Consolidated Debt to Cash Flow Ratio, or, if the Borrower has not delivered the Compliance Certificate within the time period required hereunder, then such change in the Margin or a change in the Standby Fee Rate shall become effective on the date on which such Compliance Certificate was due in accordance with the provisions of Section 9.1(f) and the determination of the Consolidated Debt to Cash Flow Ratio on such date shall be made by the Agent, in its sole discretion, and such determination shall be final and binding for all purposes hereof.

ARTICLE 6

SECURITY AND SUBSIDIARY DESIGNATION

6.1	Security

To secure due repayment and satisfaction of all Indebtedness of the Borrower to the Lenders and Swap Lenders from time to time pursuant to this Agreement and any of the other Loan Documents, including due performance, payment and satisfaction of all its obligations and Indebtedness hereunder and thereunder, all Working Capital Indebtedness and all Permitted Swap Indebtedness, and to secure repayment and satisfaction of all MasterCard Indebtedness, the Borrower shall, in each case in form and amount satisfactory to the Agent:

(a)	execute and deliver:
(i)	a fixed and floating charge debenture in the principal amount of $1,000,000,000 and a pledge agreement thereof,
(ii)	a pledge of the Holdco Shares,
(iii)	a pledge of the Finco Shares, and
(iv)	a guarantee of the obligations of the Borrowing Base Subsidiaries in respect of any Lender Swaps;
(b)	cause each Borrowing Base Subsidiary and any other Subsidiary which provides a 2002 Senior Unsecured Guarantee or a 2005 Senior Unsecured Guarantee to execute and deliver to the Agent:
(i)	a Subsidiary Guarantee, and
(ii)	a fixed and floating charge debenture in the principal amount of $1,000,000,000 and a pledge agreement thereof,
(c)	cause each of Acquireco and Stylus to execute and deliver to the Agent:
(i)	a Subsidiary Guarantee, and
(ii)	a fixed and floating charge debenture in the principal amount of $1,000,000,000 and a pledge agreement thereof,
(d)	cause Finco to execute and deliver to the Agent a pledge of the Hornet Shares;
(e)	cause Holdco to execute and deliver a subordination agreement evidencing the subordination of the 2002 Senior Unsecured Notes acquired by Holdco from time to time to the Outstandings; and
(f)	an opinion in respect of all such documents from counsel to the Borrower, such Borrowing Base Subsidiaries or other such Subsidiary;

provided however that Swap Indebtedness (other than Permitted Swap Indebtedness) of the Borrower or a Borrowing Base Subsidiary to any Swap Lender in respect of Swaps which are not Permitted Swaps, but which are entered into with the prior written consent of the Lenders, shall also be secured by the Security, but subordinated to all Lender Outstandings and MasterCard Indebtedness, and enforcement of the Security for any such other Swap Indebtedness shall be postponed to enforcement for and collection of all Lender Outstandings and MasterCard Indebtedness.

6.2	Borrowing Base Subsidiary Designation

Save and except for those Subsidiaries which are Borrowing Base Subsidiaries on the Effective Date, no Subsidiary shall be a Borrowing Base Subsidiary unless designated by the Borrower as a Borrowing Base Subsidiary. The Borrower may from time to time by notice in writing to the Agent be entitled to:

(a)	request the consent of all of the Lenders that a Borrowing Base Subsidiary will no longer be a Borrowing Base Subsidiary; or
(b)	a Subsidiary which is not currently a Borrowing Base Subsidiary be designated as a Borrowing Base Subsidiary,

provided that the Borrower shall not be entitled to make any such request or designation if immediately after giving effect to any such designation:

(c)	a Default or Event of Default would occur or be continuing;
(d)	a Net Borrowing Base Shortfall would result; or
(e)

such Borrowing Base Subsidiary has not provided the Security and opinion required pursuant to Section 6.1(b), and any additional documentation which would have been applicable to such Borrowing Base Subsidiary on the Effective Date pursuant to Section 8.1(c).

If a Borrowing Base Subsidiary holding any Borrowing Base Assets is requested to no longer be designated as a Borrowing Base Subsidiary, all of the Lenders have consented thereto and the conditions in Sections 6.2(c) and 6.2(d) will not occur, the Majority Lenders shall (as soon as reasonably practicable) redetermine the Borrowing Base to exclude the Borrowing Base Assets of such Borrowing Base Subsidiary and, provided that such redetermination confirms no Net Borrowing Base Shortfall and the Agent determines that no Default or Event of Default would result, the Agent shall confirm in writing the redesignation of such Borrowing Base Subsidiary as a Subsidiary and shall cancel and return the Subsidiary Guarantee and Security of such Subsidiary.

6.3	Release and Amendment of Security

No Lender shall, during the term of this Agreement, discharge, surrender, amend or otherwise modify any Security, without the prior written consent of all of the Lenders provided that the Agent may discharge Security provided hereunder at the discretion of the Agent with respect to Permitted Dispositions, and provided the Agent may, in connection with its acceptance of supplemented Security Interests in accordance with Section 6.7, release the fixed charge of the Security as against real property interests no longer subjected to a fixed charge pursuant to the Security.

6.4	Registrations and Renewals

The Borrower shall and shall cause each Borrowing Base Subsidiary to, at the Borrower's sole cost and expense, do all such commercially reasonable acts, execute all such instruments and provide such further assurances as counsel to the Agent may reasonably request to ensure that the priority of the Security Interests created by all of the Security executed and delivered to the Agent as contemplated hereby is duly protected and perfected by registration, filing or recordation of such Security or a caution, caveat, security notice or other appropriate instrument at all offices where necessary or of advantage to the protection or perfection thereof, including, without limitation, in the Provinces of Alberta, British Columbia and Saskatchewan; and to so cooperate with the Agent and the Agent's counsel in renewing or refiling any registration, filing or recordation required hereby in order to preserve, protect and maintain the priority of such Security Interests, from time to time. Notwithstanding the foregoing, the Borrower acknowledges that the Borrower shall at any time when so directed by the Agent, and the Agent may on its own initiative at any time that it determines, cause the fixed charges under the Security or any part or parts thereof to be registered in such manner and at such places as the Agent determines.

6.5	Extensions, Etc.

The Lenders may directly, or through the Agent or other duly authorized representatives, grant extensions, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower, any Borrowing Base Subsidiary or any other Persons, sureties or securities as the Lenders, in their sole discretion, may see fit, all without prejudice to the liability of the Borrower or any Borrowing Base Subsidiary under the Loan Documents or the rights of the Lenders under the Loan Documents.

6.6	Permitted Encumbrances and Permitted Indebtedness

None of:

(a)	the fact that the Borrower or a Borrowing Base Subsidiary is permitted to create or suffer to exist any Permitted Encumbrance or Permitted Indebtedness;
(b)	the fact that any representation, warranty or covenant herein may make an exception for the existence of Permitted Encumbrances or Permitted Indebtedness; or
(c)	the fact that the Security Interests created pursuant to the Loan Documents are stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances;

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Security Interest created pursuant to the Loan Documents to any Permitted Encumbrance or to any other Security Interest or other obligation whatsoever, or that the Indebtedness under the Loan Documents is in any way subordinate or junior in right of payment to any Permitted Indebtedness, it being the intention of the parties that all Security Interests created pursuant to the Loan Documents shall at all times, to the maximum extent permitted by Applicable Law, rank as first priority Security Interests in priority to Permitted Encumbrances and all other Security Interests or other obligations whatsoever and that the Indebtedness under the Loan Documents will rank in right of payment at all times at least equally with such Permitted Indebtedness.

6.7	Fixed Charge Reports and Supplements

From time to time upon the request of the Agent, and in any event at the time of delivery of the annual financial statements pursuant to Section 9.1(d), the Borrower shall provide an updated asset report, in form satisfactory to the Agent (including in digital copy form in read-only format, date-stamped and locked), detailing all Borrowing Base Assets, and shall execute and cause its Subsidiaries to execute and deliver such additional or supplemental Security Interests as the Agent may require in order to ensure that all Borrowing Base Assets are subject to first fixed charge Security Interests in favour of the Agent on behalf of the Lenders, and to the extent that schedules are provided for the purposes of such supplemental security interests in digital form the same shall be in read-only format, date-stamped and locked.

6.8	Designation of Subsidiaries as Unrestricted Subsidiaries

By delivery of a notice to the Agent in writing, the Borrower may designate a Subsidiary (other than a Borrowing Base Subsidiary) to be an Unrestricted Subsidiary provided that:

(a)	such Subsidiary is formed or acquired as a direct or indirect wholly-owned Subsidiary of the Borrower after the date hereof;
(b)

no part of the business or assets of such Subsidiary (i) was owned by the Borrower or a Borrowing Base Subsidiary prior to the date of such formation or acquisition, (ii) is included in the Borrowing Base, or (iii) are used in connection with the exploration, exploitation, development, production, transportation or marketing of Petroleum Substances; and

(c)	no Default or Event of Default shall have occurred and be continuing at such time nor will result from any such designation.

Any Subsidiary of the Borrower that has been designated as an Unrestricted Subsidiary in accordance with this Section 6.8 shall not constitute a Borrowing Base Subsidiary for the purposes of this Agreement for so long as such Subsidiary remains so designated and the provisions of Section 9.2(p) are being complied with on an ongoing basis.

ARTICLE 7

PAYMENT AND TAXES

7.1	Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid in the currency in which it is due for value at or before 1:00 p.m. (Toronto time) on the day such payment is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and any such extension of time shall be included in the computation of the payment of any interest or fees payable under this Agreement. All payments shall be made at the Agent's Account for Payments. Receipt by the Agent from the Borrower of funds pursuant to this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of such funds by the Agent or Lenders, as the case may be.

7.2	Application of Payments Prior to an Event of Default

Except as otherwise agreed to by all of the Lenders in their sole discretion, all payments made by or on behalf of the Borrower pursuant to this Agreement, prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 10.1(f) or 10.1(g), shall be applied by the Agent rateably among the Lenders and the Agent in accordance with amounts owed to the Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a)	Expenses: firstly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder;
(b)

Interest and Fees: secondly, in payment of any amounts due and payable as and by way of interest pursuant to Sections 5.1, 5.2 and 5.3, fees pursuant to Section 5.4, 5.5, 5.7 and 5.8 and interest on overdue amounts pursuant to Section 5.6; and

(c)

Other Amounts (other than Accommodations): thirdly, in payment of any amounts (other than Accommodations) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 7.2;

with the balance to be applied to repay or otherwise reduce Accommodations in a manner so that the Accommodations and each basis of Accommodation outstanding hereunder to each Lender will, to the extent possible, be in the same proportion as its Lender's Proportion.

7.3	Taxes

The Borrower shall make all payments to the Agent on behalf of the Lenders without set-off or counterclaim, free and clear of, and without deduction for or on account of, any Tax. If any Tax is deducted or withheld from any payments, other than any tax withheld by reason of a Lender not being a resident of Canada within the meaning of the Income Tax Act (Canada), the Borrower shall promptly remit to the Agent on behalf of the Lenders the equivalent of the amounts so deducted or withheld together with the relevant official receipts or other evidence satisfactory to the Agent evidencing payment to the appropriate taxing authority of each such Tax by the Borrower on behalf of the Lenders.

7.4	Account Debit Authorization

The Borrower authorizes and directs the Agent, in its discretion, to automatically debit, by mechanical, electronic or manual means, the bank accounts of the Borrower maintained with BMO (for so long as BMO is Agent hereunder) for all amounts payable under this Agreement, including but not limited, to the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank accounts.

ARTICLE 8

CONDITIONS PRECEDENT TO DISBURSEMENT OF THE ACCOMMODATIONS

8.1	Effectiveness and Conditions Precedent

This Agreement shall become effective, the "Accommodations" under the Original Credit Agreement shall be continued as Accommodations hereunder and the rights and obligations of the Borrower to the Lenders under the Original Credit Agreement shall be dealt with in accordance with Section 3.1(a), at such time as the following conditions precedent have been satisfied:

(a)	No Event of Default: as of such time, there exists no Default or Event of Default;
(b)	Representations and Warranties True: the representations and warranties contained in Article 2 are true and correct as of such time;
(c)	Receipt of Documentation: the Agent has received, in form and substance satisfactory to the Lenders, the following:
(i)	a duly executed copy of this Agreement for the Agent and each Lender;
(ii)

a Subsidiary Guarantee and a first fixed and floating charge debenture in the principal amount of $1,000,000,000 from Acquireco and Stylus creating first fixed and floating charges in respect of the assets of each of them;

(iii)	a security confirmation and acknowledgement from the Borrower, the Partnership, Hornet, Finco and Holdco;
(iv)

a certificate of an officer of the Borrower confirming that there have been no changes or amendments since November 22, 2005 to the 2002 Senior Unsecured Note Documents or 2005 Senior Unsecured Note Documents;

(v)	a certificate of status in respect of the Borrower and each Borrowing Base Subsidiary issued under the laws of the provinces in which any of them carries on any material business;

(vi)

a certified copy of the constating documents and by-laws of the Borrower and each Borrowing Base Subsidiary that is a corporation, and a certified copy of the partnership agreement of any Borrowing Base Subsidiary that is a partnership, in each case reflecting all amendments up to the Effective Date;

(vii)

a certified copy of a directors' resolution of the Borrower and each Borrowing Base Subsidiary that is a corporation with respect to each of the Loan Documents, certified as of the Effective Date; and a certified copy of a resolution of the partners of each Borrowing Base Subsidiary that is a partnership, with respect to the Loan Documents to which it is a party;

(viii)	a certified copy of the Acquisition Documents;
(ix)	a duly executed copy of any consent or approvals required in respect of the Acquisition, including without limitation, a copy of the Competition Act Approval as contemplated in the Offer;
(x)

evidence that on the Effective Date the Acquired Assets are not, and will not be, subject to any Security Interests, other than Permitted Encumbrances, and a release and discharge of any Security Interests in respect of the Acquired Assets which are not Permitted Encumbrances;

(xi)	confirmation from an officer of Acquireco that there have been no changes or waivers to any material term of any Acquisition Document, without the prior written consent of the Lenders;
(xii)	evidence that the closing of the Acquisition pursuant to the Acquisition Documents has been completed without waiver or amendment of any material terms or conditions of the Acquisition Documents;
(xiii)	confirmation of receipt by the Agent from the Borrower of an environmental review checklist based on the inclusion of the Acquired Assets;
(xiv)

an irrevocable direction from the Borrower addressed to the Agent directing sufficient monies from a Drawdown hereunder to be paid to Canadian Imperial Bank of Commerce to discharge in full the Stylus Existing Debt;

(xv)

a confirmation from Messrs. Stikeman Elliot LLP as counsel to the Borrower and Acquireco, and addressed to the Agent confirming the closing of the Acquisition and that Stylus is a directly wholly owned subsidiary of Acquireco;

(xvi)

a Compliance Certificate prepared on a proforma basis taking into account the Acquisition and the advance of the Total Commitment, confirming, inter alia, compliance with the provisions of the 2002 Senior Unsecured Note Agreement and the 2005 Senior Unsecured Note Agreement and certifying the amount of "Permitted Debt" and the calculation of "Adjusted Consolidated Net Tangible Assets" thereunder;

(xvii)

a certificate of an officer of the Borrower confirming that no circumstance or event has occurred which may have, either individually or in the aggregate, a Material Adverse Effect on the business, property, assets or financial condition of the Obligors taken as a whole;

(xviii)	an opinion of Fraser Milner Casgrain LLP, counsel to the Borrower, addressed to the Agent and each Lender, relating to, inter alia, existence of the Borrower and each Borrowing Base Subsidiary,

and the authorization, execution, delivery and enforceability of the Loan Documents to which each is a party;

(xix)	an opinion of Burnet, Duckworth & Palmer LLP, counsel to the Lenders, addressed to the Agent and each Lender; and
(xx)	such other documents and documentation which the Agent may reasonably request;
(d)	Fees: payment of all agency, increased commitment, arrangement and legal fees of the Agent, each Lender and their counsel; and
(e)	Lenders Due Diligence: completion of all business, legal and environmental due diligence by the Lenders and its counsel, with respect to Stylus and the Acquisition.

Each Lender hereby authorizes the Agent to confirm to the Borrower, and the Agent shall confirm in writing to the Borrower, when the conditions precedent set forth in this Section 8.1 have been satisfied provided such Lender has not advised the Agent prior to this Agreement becoming effective pursuant to this Section 8.1 that such Lender is not satisfied that the Borrower has complied with such conditions precedent.

8.2	Continuing Conditions Precedent

The obligation of the Lenders to make available any Accommodations pursuant to Section 3.5 or 3.6 or to make any conversion of Accommodations pursuant to Section 3.14 or to make a Rollover pursuant to Section 3.15, is subject to and conditional upon:

(a)	the satisfaction of the conditions set forth in Section 8.1; and
(b)

that, on each Drawdown Date, Conversion Date and Rollover Date (i) there exists no Default or Event of Default and that on each Drawdown Date the representations and warranties referred to in Section 2.1 are true and correct on each Drawdown Date with the same effect as if made as of that Drawdown Date and, after giving effect to the Drawdown, Conversion or Rollover, the aggregate Outstandings under the Production Facility and the Working Capital Facility will not exceed the Net Borrowing Base.

8.3	Waiver of a Condition Precedent

The terms and conditions of Sections 8.1 and 8.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Majority Lenders in whole or in part with or without terms or conditions, in respect of all or any portion of the Accommodations, without affecting the right of the Lenders to assert such terms and conditions in whole or in part in respect of any other Accommodations.

ARTICLE 9

COVENANTS OF THE BORROWER

9.1	Positive Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a)	Payment and Performance of Indebtedness: the Borrower shall, and shall cause each Borrowing Base Subsidiary to, pay duly and punctually all Indebtedness as and when due by it under the Loan Documents and shall perform all other obligations on its part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b)

Corporate Existence: the Borrower shall maintain its corporate existence in good standing under the laws of the Province of Alberta and register and qualify and remain registered and qualified as an extra-provincial corporation under the laws of the Provinces of British Columbia, Saskatchewan and Manitoba and in each other jurisdiction in which the nature of any material business conducted by it or the character of any material properties and assets owned or leased by it requires such registration and qualification, except to the extent that failure to maintain such registration or qualification does not have a Material Adverse Effect;

(c)

Existence of Borrowing Base Subsidiaries: the Borrower shall cause each Borrowing Base Subsidiary which is a corporation to maintain its corporate existence, and each Borrowing Base Subsidiary which is a partnership to maintain its partnership existence, in good standing under the laws of its jurisdiction of incorporation or creation, as the case may be and shall cause each to duly register and qualify and remain duly registered and qualified as an extra provincial corporation or partnership, as applicable, under the laws of each jurisdiction in Canada in which the nature of any material business transacted by it or the character of any material properties and assets owned or leased by it requires such registration and qualification, except to the extent that failure to maintain such registration or qualification does not have a Material Adverse Effect;

(d)

Annual Financial Statements: the Borrower shall furnish to the Agent as soon as available and in any event within 90 days after the end of each Fiscal Year of the Borrower, the annual audited consolidated financial statements of the Borrower, and (if requested by any Lender) its unaudited unconsolidated annual financial statements as at the close of such Fiscal Year, setting forth in comparative form the corresponding figures of the preceding Fiscal Year together with an auditor's report confirming that its examinations of such consolidated financial statements were made in accordance with generally accepted auditing standards and accordingly included such tests and other procedures as it considered necessary in the circumstances and that such consolidated financial statements present fairly in all material respects the consolidated financial position of the Borrower and its Subsidiaries as of the close of such Fiscal Year and the results of their operations and the changes in their financial position for the Fiscal Year then ended, in accordance with Generally Accepted Accounting Principles;

(e)

Quarterly Financial Statements: the Borrower shall furnish to the Agent as soon as available and in any event within 60 days after the end of each of the first three (3) Fiscal Quarters of each Fiscal Year of the Borrower, its quarterly unaudited consolidated financial statements including unaudited consolidated statements of income, changes in financial position and balance sheet prepared in accordance with Generally Accepted Accounting Principles consistently applied;

(f)

Quarterly Compliance Certificate: the Borrower shall furnish to the Agent, concurrently with the provision of the financial statements pursuant to Sections 9.1(d) and 9.1(e), and effective as of the last day of each Fiscal Quarter, a duly executed and completed Compliance Certificate;

(g)

Production Reports: the Borrower shall furnish to the Agent upon its request, acting reasonably, within 60 days from the end of each month, production reports (the same to include information as to volumes produced and sold and the amount received by the Borrower and any Borrowing Base Subsidiary) in respect of the Borrowing Base Assets;

(h)

Inspection and Audit: the Borrower shall, and shall cause each Borrowing Base Subsidiary to, at reasonable times and on reasonable notice and subject to observance of applicable safety rules and procedures, allow or enable the Agent or its representatives, visit and inspect the assets or properties of the Borrower or any Borrowing Base Subsidiary during normal business hours and afford to any Lender and its representatives such access as may be required by any Lender to arrange for any environmental audit of all or a part of the assets or properties of the Borrower or any Borrowing Base Subsidiary, including access by any environmental engineer or consultant; provided however that such Person or Persons representing the Agent or any Lender shall hold all information obtained as a result of such visit or visits in confidence for the use of the Agent and the Lenders in the conduct of their business related to the transactions contemplated by this Agreement;

(i)

Payment of Taxes: the Borrower shall and shall cause each Subsidiary to file all income tax returns which are required to be filed, pay or make provision for payment (in accordance with Generally Accepted Accounting Principles) of all Taxes which are due and payable, and provide adequate reserves (in accordance with Generally Accepted Accounting Principles) for the payment of any Tax, the payment of which is being contested, and shall provide the Agent upon request with evidence, in form and substance satisfactory to the Agent, of such payment;

(j)

Insurance: the Borrower shall and shall cause each Subsidiary to maintain in full force and effect such policies of insurance issued by insurers of recognized standing insuring such properties and operations of the Borrower and the Subsidiaries, including business interruption insurance and replacement cost insurance, and providing such coverages as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where such properties and operations are located, including the Agent as additional insured and first loss payee, and shall, if required, furnish the Agent with certificates or other evidence satisfactory to the Agent of compliance with the foregoing provisions;

(k)

Defend Title to Assets: the Borrower shall, and shall cause each Borrowing Base Subsidiary to, maintain, protect and defend title to the Borrowing Base Assets and take all such acts and steps as are necessary or advisable at any time and from time to time to retain its ownership and that of any Borrowing Base Subsidiary in the Borrowing Base Assets in good standing (other than such lease surrenders as the Borrower or any Borrowing Base Subsidiary makes, or such lease expiration as the Borrower or any Borrowing Base Subsidiary allows to occur, in the ordinary course of business and other than Permitted Title Defects);

(l)

Books and Records: the Borrower shall and shall cause each Subsidiary to keep proper and adequate records and books of account (including lists of accounts receivable showing amounts owing on each account) in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with Generally Accepted Accounting Principles as consistently applied to the Borrower and, upon request of the Agent, make the same available for confidential inspection by the Agent and the Lenders and their respective employees at all reasonable times;

(m)	Notice of Certain Events: the Borrower shall provide the Agent with prompt written notice of:
(i)	any Default or Event of Default;
(ii)

any material actions, suits, litigation or other proceedings of which the Borrower has knowledge which are commenced or threatened against or adversely affect the Borrower or any Borrowing Base Subsidiary;

(iii)

the discovery of any contaminant or of any material Release from or upon the land or property of the Borrower or any Borrowing Base Subsidiary which could reasonably be expected to include liability to the Borrower or any Borrowing Base Subsidiary in excess of Cdn. $1,000,000 in the aggregate;

(iv)	any Governmental Action that has been issued or made by any Governmental Authority to the effect that the Borrower, any Borrowing Base Subsidiary, or any operator of a property in which the Borrower or any Borrowing Base Subsidiary has an interest, has failed to comply in any material respect with any Environmental Laws or requiring any remediation, stop work, cleanup or otherwise;

(v)	any circumstance or event which becomes known which would render any representation or warranty in Section 2.1 incorrect or untrue if then made hereunder;
(vi)

any default by the Borrower or any Subsidiary under any term or provision of any agreement (including any 2002 Senior Unsecured Note Document or 2005 Senior Unsecured Note Document) between itself and any Person which provides for recourse against it of an amount in excess of $1,000,000, and if as a result of such default (and assuming any requirement for notice or lapse of time or other condition precedent has been satisfied) such Person could have the right to accelerate any obligations or indebtedness in excess of $1,000,000 or if such Person shall demand payment of any indebtedness in excess of $1,000,000 it owes to such Person as a result thereof;

(vii)	any requirement of the Borrower to make a "Change of Control Offer" (as defined in the 2005 Senior Unsecured Note Agreement) promptly upon any such obligation arising;
(viii)

the occurrence of any "Asset Sale" (as defined in the 2005 Senior Unsecured Note Agreement), "Net Proceeds" (as defined in the 2005 Senior Unsecured Note Agreement) arising therefrom and, from time to time thereafter (and in any event at the time of each Compliance Certificate), confirmation as to the application of such Net Proceeds in accordance with the requirements of the 2005 Senior Unsecured Note Agreement;

(ix)

any proposed redemption of any 2002 Senior Unsecured Notes or 2005 Senior Unsecured Notes permitted by the provisions of Section 9.2(n) or 9.2(o) hereof, such notice to be provided at least 30 days before the mailing of any such notice of redemption and to include reasonable details thereof including the proposed redemption date, redemption price, the maximum amount of the redemption which would be effected thereby and such other details as the Agent may reasonably request;

(x)

the receipt of any material notice received from The Bank of Nova Scotia Trust Company of New York, in its capacity as trustee under the 2002 Senior Unsecured Note Agreement or under the 2005 Senior Unsecured Note Agreement, or any replacement trustee, including a copy thereof, any notice given to the Borrower under the 2002 Senior Unsecured Note Agreement or the 2005 Senior Unsecured Note Agreement on behalf of 25% or more in principal amount of the outstanding 2002 Senior Unsecured Notes or 2005 Senior Unsecured Notes, as applicable, including a copy thereof, and any notices given by the Borrower to such trustee under the 2002 Senior Unsecured Note Documents or 2005 Senior Unsecured Note Documents, including a copy thereof;

(xi)

any proposed amendment, modification or waiver in respect of any of the terms of any of the Processing Documents in a reasonable time (and in any event not less than 10 Business Days) prior to any such amendment, modification or waiver to allow the Majority Lenders to adequately review and assess same;

(xii)	any matter, circumstance or event that either individually or in the aggregate has had, or could reasonably be expected to have, a Material Adverse Effect; and
(xiii)	the Stylus Reorganization at least 10 days prior to effecting same.
(n)

Information Respecting 2005 Senior Unsecured Note Agreement: the Borrower shall furnish to the Agent upon its request and in any event concurrent with the provision of the financial statements pursuant to

Sections 9.1(d) and 9.1(e), and effective as of the last day of each Fiscal Quarter, an officer's certificate in form and substance satisfactory to the Agent, acting reasonably, certifying the amount of "Permitted Debt" under the 2005 Senior Unsecured Note Agreement and the calculation of "Adjusted Consolidated Net Tangible Assets" thereunder;

(o)

Additional Information: the Borrower shall, and shall cause each Borrowing Base Subsidiary to, furnish to the Agent any additional information regarding the business affairs, operations and financial condition of the Borrower and its Subsidiaries as the Agent shall reasonably request;

(p)

Maintenance of Borrowing Base Assets: the Borrower shall, and shall cause each Borrowing Base Subsidiary to, maintain all Borrowing Base Assets in accordance with good oilfield practice and shall pay or cause to be paid all rents, royalties and other obligations to pay money validly imposed upon it, or upon its Borrowing Base Assets or any part thereof as required to maintain such Borrowing Base Assets;

(q)

Environmental Reports: within 120 days after the end of each Fiscal Year, the Borrower shall provide a report to the Agent, in form and substance satisfactory to the Agent, acting reasonably, describing the Borrower's environmental policies and the implementation of such policies and other significant environmental activities of the Borrower and each Borrowing Base Subsidiary during the previous Fiscal Year and confirming compliance with all Environmental Laws;

(r)	Compliance with Laws and Regulations: the Borrower shall and shall cause each Borrowing Base Subsidiary to:
(i)	comply with all Applicable Laws; and
(ii)

observe and conform in all material respects to all valid requirements of any governmental or municipal authority relative to any of its material assets and all material covenants, terms and conditions of all material agreements upon or under which any of its assets are held,

(s)

Additional Environmental Information: the Borrower shall, and the Borrower shall cause each Borrowing Base Subsidiary to, upon the request of the Agent (acting reasonably), make available for discussion with the Lenders at all reasonable times the senior officers of such Borrower and any Borrowing Base Subsidiary primarily responsible for the environmental activities and affairs of such Borrower or Borrowing Base Subsidiary;

(t)

Regulatory Filings: the Borrower shall furnish to the Agent all financial statements, proxy statements, notices and reports as it sends to its shareholders, together with any annual information forms filed with any regulatory body;

(u)

Subsidiary Ownership: the Borrower shall ensure at all times that it beneficially owns either directly or indirectly through one or more Borrowing Base Subsidiaries, all of the issued and outstanding shares in the capital stock of each Borrowing Base Subsidiary that is a corporation, all Voting Shares in any other Borrowing Base Subsidiary and all equity or any other form of partnership or participating interest in the Partnership;

(v)

Subsidiary Guarantee: if a Subsidiary becomes a Borrowing Base Subsidiary, or provides a 2002 Senior Unsecured Guarantee or a 2005 Senior Unsecured Guarantee (or agreement or instrument constituting a Guarantee) pursuant to the provisions of the 2002 Senior Unsecured Note Agreement or the 2005 Senior Unsecured Note Agreement for the benefit of the 2002 Senior Unsecured Noteholders or the 2005 Senior Unsecured Noteholders, as applicable, the Borrower shall concurrently cause such Subsidiary to provide to the Agent a Subsidiary Guarantee and the other security documents referred to in Section 6.1(b), and, in addition thereto, shall provide, or cause to be provided, to the Agent and the Lenders a favourable opinion of counsel satisfactory to the Agent, acting reasonably, as to the legality, validity and enforceability of the Subsidiary Guarantee, such security documents and as to such other matters as the Agent may reasonably require together with such other documents, such as certified resolutions and constating documents of the Subsidiary, as the Lenders may reasonably require;

(w)

Further Assurances: the Borrower shall, within thirty (30) days after notice thereof from the Agent, to do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by the Agent in order to ensure the terms and provisions of the Loan Documents are fully performed and carried out; and

(x)

Reserve Tail Certificate: the Borrower shall contemporaneously deliver to the Agent a copy of the Reserve Tail Certificate (as defined in the Processing Documents) it annually receives from Alberta Treasury Branches pursuant to the terms of the Processing Documents.

9.2	Negative Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that it shall not, and shall ensure that each Borrowing Base Subsidiary shall not:

(a)

Debt Incurrence and Financial Assistance: issue, create, incur or assume any Indebtedness for Borrowed Money to any Person nor provide any Financial Assistance to any Person other than (i) as required to be provided to the Lenders pursuant to the Loan Documents, (ii) by any Borrowing Base Subsidiary to the Borrower or by the Borrower to any Borrowing Base Subsidiary (exclusive of Finco) or by any Borrowing Base Subsidiary in favour of any other Borrowing Base Subsidiary (but restricted in the case of Finco, to Financial Assistance to Finco pursuant to the 2005 Senior Unsecured Guarantees) provided that the Borrower may provide a Permitted Capital Distribution to Finco the proceeds of which are to be used by Finco for the payment of regularly scheduled payments of interest and, on the 2005 Senior Unsecured Note Maturity Date, the payment of principal on the 2005 Senior Unsecured Notes, provided there is no Default or Event of Default hereunder immediately before such payment of interest or principal, nor could reasonably be expected to result from any such payment of interest or principal (iii) unsecured guarantees provided by the Borrower or Borrowing Base Subsidiaries of 2002 Senior Unsecured Debt (but excluding Holdco and Finco) or 2005 Senior Unsecured Debt as permitted hereunder, or (iv) Permitted Indebtedness;

(b)

Negative Pledge: except for Permitted Encumbrances, create, incur, assume or suffer to exist any Security Interest upon or with respect to any of its undertaking, properties, rights or assets, whether now owned or hereafter acquired and including, without limitation, its P&NG Rights and related Tangibles;

(c)

Mergers, Etc.: enter into or become party to any transaction of merger, amalgamation (other than any amalgamation of the Borrower with a Borrowing Base Subsidiary), consolidation, reorganization, winding up (other than the the Stylus Reorganization), plan of arrangement, or reconstruction with any Person or take any corporate action in pursuance of any of the foregoing;

(d)	Restriction on Sale: except for Permitted Dispositions, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of its assets to any Person;
(e)	Change of Fiscal Year: change its Fiscal Year or the basis on which its financial records are now maintained;
(f)	Capital Distributions: make or give effect to any Capital Distribution or in any manner, directly or indirectly, reduce stated capital or surplus accounts, other than Permitted Capital Distributions;

(g)

Limit Activities: make any material change in the nature of its business as presently conducted and will not make investments or enter into ventures which are outside the scope of its normal course of business.

(h)

Restrictions on Swaps: enter into any Swap, other than a Lender Swap entered into in the ordinary course of its business and not for speculative purposes (determined, where relevant, by reference to GAAP); provided, without limiting the generality of the foregoing, the following shall be considered to be Swaps entered into outside of the ordinary course of business or entered into for speculative purposes:

(i)

any Commodity Swap if, at the time of entering into a Commodity Swap, the amount of Petroleum Substances subject to such Commodity Swap, together with all other Commodity Swaps then in place, would exceed in the aggregate, on a barrels per day basis (expressed with respect to natural gas and natural gas liquids on a barrel of oil equivalent basis in accordance with the Agent's usual practice acting reasonably) 50% of the aggregate barrel per day production of the Borrower and the Borrowing Base Subsidiaries for the Fiscal Quarter most recently ended, as adjusted for acquisitions, such adjustment to be approved by the Agent, acting reasonably;

(ii)

any Interest Swap having a term to maturity exceeding 3 years or if, at the time of entering into an Interest Swap, the aggregate amounts hedged under all Interest Swaps (and taking such Interest Swap into account) exceeds 50% of the Total Commitment;

(iii)	any Currency Swap having a term to maturity exceeding 2 years or any Commodity Swap having a term to maturity exceeding 3 years;
(iv)

Currency Swaps which are not entered into contemporaneously with and which are not ancillary to Commodity Swaps as permitted hereunder and entered into by the Borrower or a Borrowing Base Subsidiary (with the exception of currency exchange contracts which were entered into by the Borrower with the Lenders to effect the conversion of the proceeds of the issuance of the 2002 Senior Unsecured Notes to Canadian dollars and effected on May 8, 2002 and with the exception of any Currency Swap entered into by the Borrower with one or more Lenders to fix the exchange rate for principal and interest amounts due in respect of the 2005 Senior Unsecured Notes to the extent such exchange rate is not already fixed pursuant to a Senior Unsecured Note Cross Currency Swap; or

(v)	any Swap in respect of which a Security Interest is granted, except for the Security.

Notwithstanding the foregoing, the Borrower acknowledges that entering into a Swap by a Lender with the Borrower shall be at the sole discretion of such Lender and any Senior Unsecured Note Cross Currency Swap shall be a Permitted Swap for so long as it is also Permitted Debt;

(i)	Restriction on Investments: make any Investments, other than Permitted Investments unless any such Investment is consented to by the Majority Lenders (acting reasonably);
(j)	Net Borrowing Base Shortfall: permit Outstandings under the Production Facility and Working Capital Facility to at any time (except as provided in Section 3.3(h)) exceed the Net Borrowing Base;
(k)

Partnership: make any material changes, amendments or supplements to the Partnership Agreement, add any Person as a partner thereto which is not a Borrowing Base Subsidiary or allow any Person other than the Borrower to be the managing partner thereof;

(l)	Restrictions on Finco: permit, cause or allow Finco to:

(i)	hold any assets other than the Finco Loan and the proceeds thereof and the Hornet Shares;
(ii)	carry on any business other than the issuance of the 2005 Senior Unsecured Notes and performing its obligations under the Finco Loan;
(iii)	incur any Indebtedness other than: (A) to the 2005 Senior Unsecured Noteholders under the 2005 Senior Unsecured Notes; or (B) to the Lenders under the Loan Documents; or
(iv)

use the proceeds of the Finco Loan for any purpose other than regularly scheduled payments of interest and, on the 2005 Senior Unsecured Note Maturity Date, the payment of principal on the 2005 Senior Unsecured Notes, provided there is no Default or Event of Default hereunder immediately before such payment of interest or principal, nor could reasonably be expected to result from any such payment of interest or principal;

(m)	Restrictions on Holdco: permit, cause or allow Holdco to:
(i)	hold any assets other than the 2002 Senior Unsecured Notes acquired pursuant to the Purchase Offer or pursuant to any subsequent purchase of Residual Notes permitted by Section 9.2(n);
(ii)	carry on any business other than holding the 2002 Senior Unsecured Notes and performing its obligations under the Holdco Loan;
(iii)

incur any Indebtedness other than: (A) to the Borrower under Holdco Loan; (B) to the 2005 Senior Unsecured Noteholders pursuant to its 2005 Senior Unsecured Guarantee; or(C) to the Lenders under the Loan Documents; or

(iv)	use the proceeds of the Holdco Loan for any purpose other than purchasing 2002 Senior Unsecured Notes;
(n)	2002 Senior Unsecured Notes:
(i)

make any payment of principal under, or otherwise purchase or acquire (including by, through or under any Subsidiary), any of the 2002 Senior Unsecured Notes prior to the 2002 Senior Unsecured Note Maturity Date including, without limitation, any redemption of, offer to purchase or prepayment on account of the 2002 Senior Unsecured Notes, except for:

(A)	purchase of the 2002 Senior Unsecured Notes pursuant to the Purchase Offer;
(B)	optional redemptions effected pursuant to the provisions of Section 3.07 of the 2002 Senior Unsecured Note Agreement; or
(C)	purchase of Residual Notes by Holdco (other than pursuant to the Purchase Offer) and on terms no less favourable to Holdco than the terms of the Purchase Offer;

in each case, at a time when there is no Default or Event of Default and provided further that any such optional redemption or purchase will not result in, nor will there be outstanding immediately after any such optional redemption, any Default or Event of Default;

(ii)

issue any further 2002 Senior Unsecured Notes other than those issued in the aggregate principal amount of US $165,000,000 on May 8, 2002, except solely for purposes of exchange or transfer as provided by the 2002 Senior Unsecured Note Agreement November 22, 2005, and only in respect of the Residual Notes, and which in all events do not result in any increase in the aggregate outstanding principal amount of 2002 Senior Unsecured Notes;

(iii)

make any payment of principal, interest or any other amounts on the 2002 Senior Unsecured Debt at any time when there is a Default or Event of Default outstanding, if any Default or Event of Default would result from any such payment or if any Default or Event of Default would be outstanding immediately after any such payment;

(iv)

amend, modify, vary, restate or replace any of the 2002 Senior Unsecured Note Documents if any such amendments could either individually or in the aggregate, in the opinion of the Majority Lenders, acting reasonably, be expected to adversely affect the rights or interests of the Lenders or Swap Lenders in any material respect. Notwithstanding, and without limiting the generality of, the foregoing, the Borrower shall not in any event, without the prior written consent of the Majority Lenders, amend, vary, modify, restate or replace any provision relating to:

(A)	the principal amount of the 2002 Senior Unsecured Debt or the 2002 Senior Unsecured Notes;
(B)	interest rates, redemption premiums or fees (other than reductions thereof);
(C)	principal payment dates, or dates for any redemption of, or offer to purchase, any 2002 Senior Unsecured Notes; or
(D)	events of default thereunder;

provided that a copy of all proposed amendments and waivers with respect to the 2002 Senior Unsecured Note Agreement, the 2002 Senior Unsecured Notes and the 2002 Senior Unsecured Guarantees shall be provided to the Agent in a reasonable time (and in any event not less than 10 Business Days) prior to any such amendment or waiver to allow the Majority Lenders to review and assess same; or

(v)

cause or permit any Subsidiary to provide to any 2002 Senior Unsecured Noteholder, or to the trustee under the 2002 Senior Unsecured Note Agreement, any Guarantee in any form other than substantially in the form constituted in the 2002 Senior Unsecured Note Agreement on November 22, 2005, and only if concurrently therewith or prior thereto such Subsidiary provides a Subsidiary Guarantee, the Security referred to in Section 6.1(b) and an opinion thereon in the manner required by Section 6.1 as applicable to a Borrowing Base Subsidiary;

(o)	2005 Senior Unsecured Notes:
(i)

make any payment of principal under, or otherwise purchase or acquire (including by, through or under any Subsidiary), any of the 2005 Senior Unsecured Notes prior to the 2005 Senior Unsecured Note Maturity Date including, without limitation, any redemption of, offer to purchase or prepayment on account of the 2005 Senior Unsecured Notes as a result of a "Change of Control" or "Asset Sale" (each as defined in the Senior Unsecured Note Agreement), except for optional redemptions effected pursuant to the provisions of Section 3.08 of the 2005 Senior Unsecured Note Agreement at a time when there is no Default or Event of Default and provided further that any such optional redemption will not result in, nor will there be outstanding immediately after any such optional redemption, any Default or Event of Default;

(ii)

issue any Additional Notes, except solely for purposes of exchange or transfer as provided by the 2005 Senior Unsecured Note Agreement on November 22, 2005, or for similar purposes of the 2005 Registration Rights Agreement or 2006 Registration Rights Agreement, and which in all events do not result in any increase in the aggregate outstanding principal amount of notes issued by Finco under the 2005 Senior Unsecured Note Documents;

(iii)

make any payment of principal, interest or any other amounts on the 2005 Senior Unsecured Debt at any time when there is a Default or Event of Default outstanding, if any Default or Event of Default would result from any such payment or if any Default or Event of Default would be outstanding immediately after any such payment;

(iv)

amend, modify, vary, restate or replace any of the 2005 Senior Unsecured Note Documents other than supplements to the 2005 Senior Unsecured Note Agreement to provide that successors are obligated or, subject to Section 9.2(o)(v), to add a 2005 Senior Unsecured Guarantee, if any such amendments could either individually or in the aggregate, in the opinion of the Majority Lenders, acting reasonably, be expected to adversely affect the rights or interests of the Lenders or Swap Lenders in any material respect. Notwithstanding, and without limiting the generality of, the foregoing, the Borrower shall not in any event, without the prior written consent of the Majority Lenders, amend, vary, modify, restate or replace any provision relating to:

(A)	the principal amount of the 2005 Senior Unsecured Debt or the 2005 Senior Unsecured Notes;
(B)	interest rates, redemption premiums, fees or the Fixed Charge Coverage Ratio (other than reductions thereof);
(C)	principal payment dates, or dates for any redemption of, or offer to purchase, any 2005 Senior Unsecured Notes;
(D)	events of default thereunder; or
(E)

the definitions of Adjusted Consolidated Net Tangible Assets, Permitted Debt, Consolidated Cash Flow, Credit Agreement, Credit Facilities, Fixed Charge Coverage Ratio, Hedging Obligations, Oil and Gas Hedging Contracts, Permitted Liens, or other material defined terms used therein;

provided that a copy of all proposed amendments and waivers with respect to the 2005 Senior Unsecured Note Agreement, the 2005 Senior Unsecured Notes or the 2005 Senior Unsecured Guarantees shall be provided to the Agent in a reasonable time (and in any event not less than 10 Business Days) prior to any such amendment or waiver to allow the Majority Lenders to review and assess same; or

(v)

cause or permit any Subsidiary to provide to any 2005 Senior Unsecured Noteholder, or to the trustee under the 2005 Senior Unsecured Note Agreement, any Guarantee in any form other than substantially in the form constituted in the 2005 Senior Unsecured Note Agreement on November 22, 2005, and only if concurrently therewith or prior thereto such Subsidiary provides a Subsidiary Guarantee, the Security referred to in Section 6.1(b) and an opinion thereon in the manner required by Section 6.1 as applicable to a Borrowing Base Subsidiary;

for the purposes of the 2005 Senior Unsecured Note Agreement, allocate to the category of Permitted Debt under Clause (1) of Section 4.09(b) of the 2005 Senior Unsecured Note Agreement any Indebtedness other than the Outstandings, or allocate under Clauses (7) or (10) of Section 4.09(b) any Indebtedness other than under the Lender Swaps;

(p)

Subsidiaries: hold directly or indirectly, any material assets or Investments in any Subsidiary other than a Borrowing Base Subsidiary, or an Unrestricted Subsidiary, and in respect of Unrestricted Subsidiaries shall ensure that at all times:

(i)

no part of the business or assets of such Unrestricted Subsidiary shall be included in the Borrowing Base or used in connection with the exploration, exploitation, development, production, transportation or marketing of Petroleum Substances;

(ii)

the aggregate of all Investments by the Borrower in Unrestricted Subsidiaries, together with (without duplication) the value of all properties, rights and assets from time to time held by such Unrestricted Subsidiaries, shall not at any time exceed 2.5% of the Net Borrowing Base; and

(iii)	no such Unrestricted Subsidiary shall be owed any Indebtedness by the Borrower or any Borrowing Base Subsidiary,

provided that any cash dividends received by the Borrower or Borrowing Base Subsidiary from an Unrestricted Subsidiary, up to the amount of the Investments in such Unrestricted Subsidiary, shall reduce pro-tanto the aggregate amount of Investments made in Unrestricted Subsidiaries for the purposes of compliance with the limitation in paragraph (ii) above.

(q)	Processing Documents: amend, modify, vary, waive, restate or replace any terms of the Processing Documents without the prior written consent of the Majority Lenders.
9.3	Environmental Audit

Upon the occurrence of any circumstance or event or series of circumstances or events which, in the opinion of the Majority Lenders, acting reasonably, may result in any material Environmental Liability to the Borrower or any Borrowing Base Subsidiary, the Agent may, upon the request of the Majority Lenders, arrange for an environmental audit of the Borrower and any Borrowing Base Subsidiary to be conducted by an independent environmental engineer or other environmental consultant, at the expense of the Borrower. The Borrower shall and shall cause each such Borrowing Base Subsidiary to, upon reasonable notice and so long as any such engineer or consultant agrees to comply with the health and safety standards then generally applicable to the property or assets to be audited, provide access to its property and assets to any such environmental engineer or consultant in order for such engineer or consultant to conduct such environmental and other inspections as it may deem advisable and in that connection to examine the records, books, assets, affairs and business operations of the Borrower and such Borrowing Base Subsidiaries and to make inquiries of government offices concerning compliance by the Borrower and such Subsidiaries with Environmental Laws.

ARTICLE 10

EVENTS OF DEFAULT

10.1	Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(a)

Payments: the failure of the Borrower to pay or otherwise reduce the Accommodations or any portion thereof when due for payment or other reduction hereunder, the failure to pay any other amount due hereunder or the failure to pay any principal, indemnity or other amount payable under any other Credit Agreement on the date upon which the same is due and payable, which failure to pay or reduce continues for 2 Business Days after the date such amount is due;

(b)

Covenants: if there is a breach or failure of due performance by the Borrower or any Borrowing Base Subsidiary of any covenant or provision of any of the Loan Documents (other than those otherwise dealt with in this Section 10.1), unless such breach or failure is cured to the reasonable satisfaction of the Majority Lenders within ten (10) Business Days after written notice thereof by the Agent to the Borrower; or a breach or failure of due performance by the Borrower of any covenant or provision of any other Credit Agreement which is not cured within any applicable cure period and in any event within ten (10) Business Days after written notice to the Borrower;

(c)

Representations and Warranties: if any representation or warranty made by the Borrower in Article 2 or any other Loan Document or certificate or document shall prove to have been incorrect in any material respect when made hereunder, or would be incorrect in any material particular if then made hereunder, and (if capable of being corrected, but without changing same) such representation or warranty continues to be incorrect for a period of 30 days after the Agent gives written notice of such incorrect representation and warranty to the Borrower;

(d)

Cross Default: if the Borrower or a Borrowing Base Subsidiary is in default under any term or provision of any agreement evidencing Indebtedness for Borrowed Money (other than this Agreement, but including, without limitation, any Capital Lease, the 2002 Senior Unsecured Note Agreement and the 2005 Senior Unsecured Note Agreement), or of any Lender Swap, or if any Person shall demand repayment of any Indebtedness which is repayable on demand and is owing to it by the Borrower or any Borrowing Base Subsidiary and such Indebtedness shall not be paid within the time required by law, and the aggregate amount of all such Indebtedness outstanding at any one time to which all such defaults or demands relate is in excess of Cdn. $1,000,000 or the Equivalent Amount in any other currencies;

(e)	Cease to Carry on Business: if the Borrower or any Borrowing Base Subsidiary ceases or threatens to cease to carry on business;
(f)	Voluntary Insolvency: if the Borrower or any Borrowing Base Subsidiary shall:
(i)	apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets;
(ii)	be unable, or admit in writing its inability or failure, to pay its debts generally as they become due;
(iii)	make a general assignment for the benefit of creditors;
(iv)	commit or threaten to commit an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) or any statute passed in substitution therefor, as amended from time to time;
(v)

commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(vi)	take corporate or partnership action for the purpose of effecting any of the foregoing;
(g)

Involuntary Insolvency: if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against the Borrower or any Borrowing Base Subsidiary seeking in respect of the Borrower or such Borrowing Base Subsidiary an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of the Borrower or any Borrowing Base Subsidiary or of all or any substantial part of its assets, or any other like relief in respect of the Borrower or any Borrowing Base Subsidiary under any bankruptcy or insolvency law, and if such cause, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment, or if such case, proceeding or other action is being contested by the Borrower or such Borrowing Base Subsidiary in good faith, the same shall continue undismissed or unstayed and in effect, for any period of fifteen (15) consecutive days;

(h)	Change of Control: if:
(i)	there is a change of effective control of the Borrower, including, without limitation:
(A)	the acquisition by any Person or Persons acting jointly or in concert of beneficial ownership of, or control or direction over, 20% or more of the outstanding Voting Shares of the Borrower;
(B)	the acquisition by any Person or Persons of the ability to elect a majority of its or his nominees to the board of directors of the Borrower;
(C)	any change in, or the effective control of, management of the Borrower,
(ii)	pursuant to the 2005 Senior Unsecured Note Agreement, the Borrower is required to make a "Change of Control Offer"; or
(iii)	any Borrowing Base Subsidiary ceases to be a wholly owned Subsidiary;

or the Borrower, or Borrowing Base Subsidiary, as applicable, takes any actions to effect any of the foregoing;

(i)

Material Adverse Effect: if an event, circumstance or condition shall occur which either individually or in the aggregate, in the opinion of the Majority Lenders, on reasonable grounds and in good faith, has had, or could reasonably be expected to have, a Material Adverse Effect and, if capable of remedy, such event shall not be remedied within a period of 30 days from the date of written notice by the Agent to the Borrower of such event;

(j)

Judgments: if a final judgment or judgments for the payment of money aggregating in excess of Cdn. $2,000,000 shall be rendered against the Borrower or any Borrowing Base Subsidiary or any Borrowing Base Subsidiary and the same shall remain undischarged for a period of 30 Business Days during which such judgment or judgments shall not be on appeal or execution thereof shall not be effectively stayed;

(k)

Writs: if a writ, execution, attachment or similar process is issued or levied against any part of the property of the Borrower or any Borrowing Base Subsidiary in connection with any judgment or judgments against the Borrower or any Borrowing Base Subsidiary or in connection with any judgment for non-payment of any Tax, aggregating in excess of Cdn. $2,000,000;

(l)

Encumbrancers: if an encumbrancer or lienor lawfully takes possession of any property of the Borrower or any Borrowing Base Subsidiary having a net book value in excess of Cdn. $2,000,000 and such possession continues for a period of 30 consecutive days;

(m)

Actions: if there shall be commenced in any court or with or before any Governmental Authority any material action, suit or proceeding against or affecting the Borrower or any Borrowing Base Subsidiary or any material portion of its assets, unless the action, suit or proceeding is being diligently contested in good faith by appropriate proceedings and in respect of which adequate reserves have been established in accordance with Generally Accepted Accounting Principles on the books of the Borrower, provided however that such reserves shall not be required if the Agent has been provided with an opinion of an independent counsel to the Borrower, satisfactory to the Majority Lenders, and which opinion is in form and substance satisfactory to the Majority Lenders and confirms that, inter alia, the Borrower has a valid defence to such action, suit or proceeding which should be successful;

(n)

Prohibited Payments: if, without the prior written consent of the Lenders, the Borrower makes any payment prohibited by Section 9.2(n) or 9.2(o), or exercises any right, makes any payment or makes any deposit to effect either a "Legal Defeasance" (as defined in the 2002 Senior Unsecured Note Agreement or the 2005 Senior Unsecured Note Agreement, as applicable), or a "Covenant Defeasance" (as defined in the 2002 Senior Unsecured Note Agreement or the 2005 Senior Unsecured Note Agreement, as applicable); or.

(o)	Processing Documents: if the Borrower is in default under any term or provision of any Processing Document.
10.2	Acceleration and Demand

Upon the occurrence of any Event of Default which has not been remedied, or waived, the Agent may if so required by the Majority Lenders:

(a)

Terminate Commitment: by written notice to the Borrower, declare the Total Commitment and each Lender's Commitment in respect thereof and the right of the Borrower to apply for further Accommodations thereunder to be terminated; and

(b)

Acceleration Notice: by written notice to the Borrower (an "Acceleration Notice"), declare all Indebtedness (whether matured or unmatured) of the Borrower outstanding to the Lenders (including the face amount of all Bankers' Acceptances) to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

provided that upon the occurrence of an Event of Default specified in Section 10.1(f) or 10.1(g), the Total Commitment and each Lender's Commitment in respect thereof shall automatically terminate and all Indebtedness under the Loan Documents shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower. Immediately upon the occurrence of an Event of Default specified in Section 10.1(f) or 10.1(g), within any period of time as may be specified in any Demand for Repayment, or within three (3) days of the date of receipt by the Borrower of an Acceleration Notice in relation to any other Event of Default, the Borrower shall pay to the Agent on behalf of each Lender all amounts owing or payable in respect of all Indebtedness hereunder failing which all rights and remedies of the Lenders and the Agent under the Loan Documents in respect thereof shall thereupon become enforceable.

10.3	Demands for Repayment
(a)

Lender Demands: If the Agent, on behalf of the Majority Lenders, delivers an Acceleration Notice, each Swap Lender may, within 3 Business Days, deliver (to the extent applicable to it) a Swap Demand for Repayment, and BMO may, within 3 Business Days, effect a demand for repayment in respect of the MasterCard Facility;

(b)

Termination Event: If a Termination Event has occurred and all the Lender Outstandings are not thereafter due and payable, each Lender shall and each Swap Lender may, within 3 Business Days, deliver such Demands for Repayment as may be necessary to ensure that all Lender Outstandings are thereafter due and payable under the Credit Agreements, and BMO may, within 3 Business Days, effect a demand for repayment in respect of the MasterCard Facility;

(c)

Swap Demand: If any Swap Lender proposes to deliver a Swap Demand for Repayment, such Lender shall notify the Agent of its determination, and the Agent, within a further five (5) Business Days after receipt of the aforesaid notice shall notify all Swap Lenders whether the Agent, on behalf of the Majority Lenders, proposes to deliver an Acceleration Notice hereunder. If the Agent does not so advise the Swap Lenders within such five (5) Business Day period it shall be deemed to have advised that the Majority Lenders do not propose to deliver an Acceleration Notice. If the Agent does notify the Swap Lenders that the Majority Lenders propose to deliver an Acceleration Notice, all Demands for Repayment shall be delivered concurrently by the Agent and any Swap Lenders wishing to participate in any subsequent enforcement of the Security. If the Agent does notify the Swap Lenders that the Majority Lenders do not propose, or the Agent is deemed to have advised that the Majority Lenders do not propose, to deliver an Acceleration Notice, the Swap Lender which delivered the notice to the Agent may at any time within thirty (30) Business Days thereafter deliver the Swap Demand for Repayment. If the Swap Lender delivering any such Demand for Repayment does not receive the amount so demanded on or prior to the time stated in such Swap Demand for Repayment, such Swap Lender shall so notify the Agent and the Agent and each other Lender and Swap Lender wishing to participate in any subsequent enforcement of the Security shall forthwith concurrently deliver such Demands for Repayment as may be necessary to ensure that all Lender Outstandings to such Lenders and Swap Lenders are thereafter due and payable under the Credit Agreements, and BMO shall, within 3 Business Days if it wishes to so participate, effect a demand for repayment in respect of the MasterCard Facility;

(d)

No Sharing: Any amounts which are lawfully received by any Swap Lender under a Swap prior to the earlier of the delivery by the Agent of a Demand for Repayment or the occurrence of a Termination Event hereunder are not required to be shared pursuant to the provisions of Section 10.7.

(e)

Lender Affiliates: If a Lender Swap is entered into with an Affiliate of a Lender, that Lender shall cause such Affiliate to deliver all Swap Demands for Repayment as required by this Section 10.3 and such obligations shall survive such Lender (at any time after any such Lender Swap was entered into) ceasing to be a Lender hereunder.

10.4	Cash Collateral Accounts
(a)

Exchange Rate Fluctuations: Upon the receipt of cash cover by the Agent pursuant to Section 4.2 and in addition to any other rights or remedies of the Lenders hereunder, the Agent, for the benefit of the Lenders hereunder, shall thereafter be entitled to deposit and retain in a Cash Collateral Account, bearing interest at the Agent's prevailing rates for demand deposits of comparable amounts which are received by the Agent from the Borrower until the next Business Day on which there has been no such excess under Section 4.2 for a period of 5 consecutive Business Days whereupon all such amounts shall be immediately credited to the

Borrower's Prime Loans outstanding under the Working Capital Facility, or if such amounts exceed those Outstandings, then on account of Prime Loans under the Production Facility.

(b)

Bankers' Acceptances, Libor Loans, Letters of Credit: Upon the occurrence of an Event of Default or delivery of a Demand for Repayment, the Borrower shall forthwith pay to the Agent, for deposit into a Cash Collateral Account, an amount equal to the Lenders' maximum potential liability under the Borrower's then outstanding Bankers' Acceptances, Letters of Credit and (unless the Borrower makes payment of the amount required pursuant to Section 11.5) Libor Loans (collectively, the "Escrow Funds"). The Escrow Funds shall be held by the Agent for set-off against future Indebtedness owing by the Borrower to the Lenders in respect of such Bankers' Acceptances, Libor Loans and Letters of Credit and shall be held until repayment of such Outstandings in full, except to apply the amount represented thereby to the Outstandings or a portion thereof. Escrow Funds shall bear interest at the Agent's prevailing rates for demand deposits of comparable amounts.

10.5	Remedies on Default

After an Event of Default:

(a)

Majority Lenders Instructions: If the Majority Lenders do provide directions or instructions to the Agent, the Agent, on behalf of all Lenders and Participating Swap Lenders shall, take such actions and commence such proceedings as the Majority Lenders in their sole discretion may determine and may enforce or otherwise realize upon any Security, all without any obligation to marshall any Security Interests and without additional notice, presentation, demand or protest, all of which the Borrower hereby expressly waives (to the extent such rights may be waived under Applicable Law).

(b)

General Remedies: The rights and remedies of the Agent and each Lender and Swap Lender under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Agent may on behalf of all Lenders and Participating Swap Lenders and shall if so required by the Majority Lenders, to the extent permitted by Applicable Law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(i)	Specific Performance: the specific performance of any covenant or agreement contained in the Loan Documents;
(ii)	Injunction: enjoining a violation of any of the terms of the Loan Documents;
(iii)	Assistance: aiding in the exercise of any power granted by the Loan Documents or by law; or
(iv)	Judgment: obtaining and recovering judgment for any and all amounts due in respect of the Accommodation or amounts otherwise due hereunder or under the Loan Documents.
10.6	Right of Set-Off

Upon the occurrence and during the continuance of any Event of Default, and in addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, the Agent and the Lenders are authorized at any time and from time to time thereafter, without notice to the Borrower or to any other Person, (any such notice being expressly waived by the Borrower) to set-off and to appropriate and to apply any and all deposits (general or special, time or demand, provisional or final) and any other indebtedness (other than Swap Indebtedness which is not Permitted Swap Indebtedness) at any time held by or owing by the Agent or such Lender to or for the credit of or the account of the Borrower against and on account of the obligations and Indebtedness of the Borrower to the Agent or such Lender under this Agreement including without limitation, all claims of the Agent or any Lender of any nature or description arising out of or connected with this Agreement, irrespective of whether or not the Agent or any Lender has made any demand under this Agreement and although such obligations, liabilities or claims of the Borrower or any of them are contingent or unmatured. Notwithstanding the provisions of any Swap, the Lenders and Swap Lenders shall not effect or purport to effect any set-off of Swap Indebtedness that is not Permitted Swap Indebtedness against or on account of any Lender Obligations owed to it.

10.7	Application and Sharing of Payments Following Acceleration

Except as otherwise agreed to by all the Lenders in their sole discretion, all monies and property received by the Lenders (in their capacity as Lenders and, if applicable, Swap Lenders) for application in respect of the Lender Outstandings or any other Swap Indebtedness subsequent to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Sections 10.1(f) or 10.1(g), and all monies received as a result of a realization upon the Security, shall be applied and distributed to the Lenders (in their capacity as Lenders and, if applicable, Swap Lenders) in the manner set forth below, each such application to be made in the following order with any balance remaining after application in respect of each category to be applied to the next succeeding category:

(a)	firstly, in or towards payment of any fees or expenses then due and payable to the Agent hereunder or under any other Loan Document;
(b)

secondly, Rateably among the Production Lenders and the Working Capital Lender in respect of amounts due and payable to such Lenders as and by way of recoverable expenses hereunder or under any of the Security;

(c)

thirdly, Rateably among the Production Lenders and the Working Capital Lender in respect of amounts due and payable to such Lenders by way of interest pursuant to Sections 5.1, 5.2 and 5.3, acceptance fees pursuant to Section 5.4, Letter of Credit fees pursuant to Section 5.5, interest on overdue amounts pursuant to Section 5.6 and standby fees pursuant to Section 5.7;

(d)

fourthly, Rateably among the Production Lenders and Working Capital Lender in respect of any other amount (other than Principal Outstandings) not hereinbefore referred to in this Section 10.7 which are then due and payable to any of them by the Borrower hereunder or under any other Loan Document (other than a Swap);

(e)

fifthly, Rateably among the Production Lenders, BMO, the Working Capital Lender and the Participating Swap Lenders in or towards repayment of the Principal Outstandings (other than Excess Overdraft Indebtedness to the extent in an amount exceeding 2% of the Principal Outstandings hereunder at that time), MasterCard Indebtedness and the Permitted Swap Indebtedness of such Participating Swap Lenders then outstanding in accordance with the provisions of Section 12.11;

(f)	sixthly, to the Working Capital Lender on account of any other Excess Overdraft Indebtedness; and
(g)	seventhly, pro rata in or towards repayment to the Participating Swap Lenders of all Swap Indebtedness in excess of the Permitted Swap Indebtedness.

To the extent that a Lender Swap is entered into by an Affiliate of a Lender, that Lender shall cause such Affiliate to comply with the provisions of this Section 10.7 and such obligation shall survive such Lender (at any time after any such Lender was entered into) ceasing to be a Lender hereunder.

10.8	Adjustments

In the event that:

(a)

Contingent Liabilities: at the Adjustment Time, a portion of the Working Capital Indebtedness is outstanding as Letters of Credit and it is subsequently determined that the Working Capital Lender is not required to make payment under any one or more such instruments; or

(b)

Notice Periods: any of the Lenders are required by Applicable Law to continue to make advances or other amounts available to the Borrower subsequent to the Adjustment Time by reason of a requirement in Applicable Law to give the Borrower a reasonable period of notice prior to terminating such Lender's obligation to make such advances or other amounts available;

then, whenever and so often as that occurs:

(c)

Sharing Adjustment: the terms "Rateable" and "Rateably" shall, ipso facto, as at the Adjustment Time be redetermined by excluding from the determination of the amount of Lender Outstandings, any payments not required to be made as a result of the occurrence of an event described in Section 10.8(a) and, by including in the determination of amount of Lender Outstandings, any amount required to be made available pursuant to Section 10.8(b); and

(d)

Lender Outstandings: Lender Outstandings shall be redetermined by excluding from the determination of the amount of Lender Outstandings, any payments not required to be made as a result of the occurrence of an event described in Section 10.8(a) and, by including in the determination of Lender Outstandings, any amount required to be made available pursuant to Section 10.8(b);

and the Lenders and Swap Lenders shall thereupon make all such payments and adjustments as may be necessary to ensure amounts outstanding to the Lenders are thereafter outstanding in accordance with the provisions of Section 12.11.

10.9	Calculations as at the Adjustment Time

For the purposes of this Agreement, if:

(a)	Swap Demand: a Swap Demand for Repayment has been delivered by a Participating Swap Lender; or
(b)	Termination Event: a Termination Event has occurred under any Credit Agreement evidencing a Swap of the Borrower with a Participating Swap Lender;

then, for the purposes of calculations to be made at the Adjustment Time, any Termination Amount which is payable by the Borrower under such Swap in settlement of obligations arising thereunder as a result of the early termination of the Swap shall be deemed to have become payable at the time of delivery of such Swap Demand for Repayment or the time of occurrence of such Termination Event as the case may be, notwithstanding that the amount payable by the Borrower is to be subsequently calculated and notice thereof given to the Borrower in accordance with such Swap. For the purposes of the foregoing, the Agent shall make all determinations of the applicable Termination Amounts in accordance with its usual practices, acting reasonably, and for such purposes each Lender shall provide details to the Agent of its own calculations of the applicable Termination Amounts.

10.10	Lenders May Perform Covenants

If the Borrower shall fail to perform any of its obligations under any covenant contained in any of the Loan Documents within the time permitted for the performance of any such covenant or for the cure of any default thereof, the Agent may on behalf of the Lenders, on the instructions of the Majority Lenders, perform any such covenant capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds on behalf of the Lenders. If the Majority Lenders elect to effect such observance or performance, neither the Agent nor the Majority Lenders shall be liable for any failure or deficiency, apart from fraud, in effecting such observance or performance, nor for the payment of any bills, invoices or accounts incurred or rendered in connection therewith. All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 5.6 from and including the date paid by the Agent hereunder to but excluding the date such amounts are repaid in full by the Borrower.

10.11	Waiver of Default

Any single or partial exercise by any Lender, the Agent or by the Agent on behalf of any Lender or Swap Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender or Swap Lender may be lawfully entitled for the same default or breach, and any waiver by any Lender or Swap Lender, the Agent or by the Agent on behalf of any Lender or Swap Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by Applicable Law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which are inconsistent with the Agent's or a Lender's or Swap Lender's rights or remedies under the Loan Documents.

ARTICLE 11

EXPENSES AND INDEMNITIES

11.1	Reimbursement of Expenses

All statements, reports (including Engineering Reports and environmental reports), certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by the Borrower under this Agreement shall be supplied by the Borrower without cost to the Agent or the Lenders. In addition, the Borrower agrees to pay promptly to the Agent on demand, all reasonable legal fees and other reasonable out-of-pocket expenses (including travel, publicity and syndication expenses) incurred or which may hereafter be incurred from time to time by the Agent or the Lenders in respect of the documentation, preparation, registration, negotiation, execution and administration of the Loan Documents (including any stamp taxes or other Taxes payable in connection with the execution, delivery or enforcement of the Loan Documents) and all reasonable legal fees and other out-of-pocket expenses (on a solicitor and his own client basis) which are incurred from time to time by the Agent or the Lenders in respect of the enforcement of the Loan Documents.

The Borrower acknowledges that the Agent's fees payable pursuant to Section 5.8 do not include any activities which the Agent may undertake hereunder in respect of any restructuring of the Facilities that may be required in the event of any adverse developments or circumstances affecting the Borrower and that in all such circumstances additional fees may be required by the Agent in respect of any such restructuring and in addition to any fees otherwise payable hereunder.

11.2	Increased Cost

If the introduction of, any change in or the implementation of any Applicable Law, (including any capital adequacy requirement but excluding any taxes on the overall net income of a Lender or upon the overall capital of a Lender), regulation, treaty or official directive now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) (individually, a "Circumstance"):

(a)

subjects a Lender to any Tax, or changes the basis of taxation of payments due to a Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by the Borrower to a Lender under this Agreement;

(b)

imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by a Lender, or deposits of or for the account of a Lender, or loans by a Lender, or any other acquisition of funds for loans by a Lender or commitments by a Lender to fund loans or obligations of a Lender in respect of bankers' acceptances accepted by such Lender; or

(c)	imposes on a Lender any other condition with respect to this Agreement;

and the result of (a), (b) or (c) is, in the sole determination of such Lender acting reasonably and in good faith, to increase the cost to such Lender or to reduce the income receivable by such Lender in respect of an Accommodation or standby fees payable pursuant to Section 5.7, such Lender shall promptly notify the Agent. The Agent shall promptly notify the Borrower and the Borrower shall pay to the Agent for the benefit of such Lender that amount which compensates such Lender for such additional cost or reduction in income (except to the extent such increase in costs or reduction in income is reflected in or recovered by an increase in the Prime Rate or the US Base Rate) ("Additional Compensation") on the next Libor Interest Date in the case of a Libor Loan, on the next date on which standby fees are payable under Section 5.7 in the case of standby fees and the date of issuance of any Bankers' Acceptances or on the next Interest Date in any other case (and each successive Libor Interest Date, or Interest Date, if applicable) unless such Lender knew, on the date of execution of this Agreement, of such Circumstance and the likely result thereof. The Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 11.2 for any period prior to the date which is three (3) months prior to the date on which the Agent, on behalf of such Lender, gives notice to the Borrower that such Additional Compensation is so accruing. A photocopy of the relevant law, regulation, treaty, official directive or regulatory requirement (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate by a duly authorized officer of such Lender (prepared in good faith) setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Agent to the Borrower and is conclusive evidence, in the absence of manifest error, of the amount of the Additional Compensation. If the Agent notifies the Borrower that Additional Compensation is owed, the Borrower shall pay such Additional Compensation to the Agent for the account of such Lender and the Borrower shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Agent at the Agent's Branch of Account, to make payment in full to the Agent for the account of such Lender in respect of the applicable Accommodation on the date specified in such notice together with accrued but unpaid interest and fees in respect of such Accommodation or to convert such Accommodation into another basis of Accommodation available under this Agreement.

11.3	Illegality

If the introduction of or any change in Applicable Law, regulation, treaty, official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, makes it unlawful or prohibited for a Lender (in its sole opinion acting reasonably and in good faith) to make, to fund or to maintain the Accommodations or a portion of the Accommodations or to perform its obligations under this Agreement, such Lender may by written notice to the

Borrower through the Agent terminate its obligations under this Agreement to make such Accommodations or perform such obligations and the Borrower shall prepay such Accommodations within two (2) Business Days together with all accrued but unpaid interest and fees as may be applicable to the date of payment or convert by notice to the Agent such Accommodation forthwith into another basis of Borrowing available under this Agreement.

11.4	Substitute Basis of Accommodation

If, on or prior to any Interest Determination Date in respect of a Libor Loan, a Lender determines acting reasonably and in good faith (which determination is final, conclusive and binding upon the Borrower) that:

(a)	adequate and fair means do not exist for ascertaining the rate of interest on such Libor Loan;
(b)

the cost to such Lender of making, funding or maintaining such Libor Loan does not accurately reflect the effective cost to such Lender thereof and the costs to such Lender are increased or the income receivable by such Lender is reduced in respect of such Libor Loan;

(c)

the making or the continuation of such Libor Loan or a portion of such Libor Loan by such Lender has become impracticable by reason of circumstances which materially and adversely affect the London interbank market; or

(d)

deposits in US Dollars are not available to such Lender in the London interbank market in sufficient amounts in the ordinary course of business for the applicable Libor Interest Period to make, fund or maintain such Libor Loan during such Libor Interest Period;

then, such Lender shall promptly notify the Agent, and the Agent shall promptly notify the Borrower in writing of such determination setting forth the basis of such determination and such Lender shall not thereafter be obligated to provide such Libor Loan. The Borrower shall thereupon forthwith notify the Agent as to the substitute basis of Accommodation available under this Agreement which it has selected for such Libor Loan. If the Borrower has not so notified the Agent, such Libor Loan shall automatically be converted to a US Base Rate Loan for all purposes under this Agreement on the date falling two (2) Banking Days subsequent to such Interest Determination Date.

11.5	Funding Indemnity

If, for any reason whatsoever and whether or not required or permitted pursuant to the provisions of this Agreement, the Borrower repays, prepays, converts or cancels a Libor Loan other than on the last day of a Libor Interest Period applicable to such Libor Loan, or fails for any reason to borrow, convert, rollover or otherwise act in accordance with a notice given hereunder pursuant to Schedules "A", "B" or "C", the Borrower shall indemnify the Applicable Lender for any loss or expense incurred by such Lender including without limitation, any loss of profit or expenses such Lender incurs by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to maintain the Libor Loan or any increased interest or other charges payable to lenders of funds borrowed in order to maintain such Libor Loan together with any other out-of-pocket charges, costs or expenses incurred by such Lender relative thereto. A certificate of such Lender (acting reasonably and prepared in good faith) submitted by the Agent setting out the basis for the determination of the amount necessary to indemnify such Lender shall be, in the absence of manifest error, prima facie evidence thereof.

11.6	General Indemnity

The Borrower hereby covenants with the Agent and each Lender that it shall at all times hereafter keep the Agent and such Lender indemnified and held harmless from and against all suits (whether founded or unfounded), actions, proceedings, judgments, demands or claims instituted or made against the Agent or such

Lender, and all costs, losses, liabilities, damages and expenses (including all legal fees on a solicitor and his own client basis) incurred by the Agent or such Lender in any way relating to, arising out of, or incidental to any Environmental Laws insofar as they relate to the Borrower, any Borrowing Base Subsidiary or any of their respective properties or assets or any default by the Borrower or any Borrowing Base Subsidiary under any provision of any of the Loan Documents. Provided the Borrower is not in default hereunder and for so long as the Borrower is not in default hereunder, the Borrower, at its option, shall be entitled to conduct the defence of such suit, action or proceeding with the participation of and taking into account the best interests of the Agent and such Lender. If the Agent or such Lender shall determine in good faith that the defence of any such suit, action or proceeding is not being conducted in the best interests of the Agent or such Lender, the Agent or such Lender shall on notice to the Borrower be entitled to take over the sole conduct of the defence of such suit, action or proceeding and the Borrower shall not be obligated to indemnify the Agent or such Lender in respect of any legal fees and disbursements thereafter incurred in respect of such suit, action or proceeding. This indemnity shall extend to the officers, directors, employees, agents, shareholders and assignees of the Agent and each Lender.

ARTICLE 12

THE AGENT AND THE LENDERS

12.1	Authorization of Agent

Each Lender and Swap Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under the Loan Documents as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder or under any other agreement between the Lenders (including, if applicable, Swap Lenders), together with all powers reasonably incidental thereto. As to any matters not expressly required by this Agreement, the other Loan Documents or by any other agreement between the Lenders (including, if applicable, Swap Lenders) to be carried out by the Agent, the Agent is not required to exercise any discretion or take or to refrain from taking any action except upon the written instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement between the Lenders (including, if applicable, Swap Lenders) or to Applicable Law.

12.2	Responsibility of Agent

The Agent makes no representation or warranty and accepts no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or priority of any of the Loan Documents nor with respect to the due execution, legality, validity, sufficiency, enforceability, accuracy or authenticity of any documents, papers, materials or other information furnished by the Borrower (or any other person, including the Agent or any Borrowing Base Subsidiary) in connection with the Loan Documents, whether provided before or after the date of this Agreement. The Agent shall incur no liability to the Lenders or Swap Lenders under or in respect of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Agent assumes no responsibility for the payment of any of the Accommodations or other amounts outstanding hereunder by the Borrower.

12.3	Acknowledgment of Lenders

Each Lender and Swap Lender acknowledges to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, environmental soundness, affairs, status and nature of the Borrower and accordingly each Lender and Swap Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a)

Information: to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any Borrowing Base Subsidiary or in connection with the Loan Documents or any Credit Agreement (whether or not such information has been or is hereafter circulated to such Lender or Swap Lender by the Agent);

(b)	Performance: to inquire as to the performance by the Borrower or any Borrowing Base Subsidiary of its obligations under the Loan Documents or any Credit Agreement; or
(c)

Credit Review: to assess or keep under review on its behalf the financial condition, creditworthiness, environmental soundness, affairs, status or nature of the Borrower or any Borrowing Base Subsidiary.

12.4	Rights and Obligations of Each Lender and Swap Lender

The rights and obligations of each Lender under this Agreement are several and no Lender shall be obligated to make Accommodations available to the Borrower in excess of the amount of such Lender's Commitment. The failure of a Lender to perform its obligations under this Agreement shall neither:

(a)

No Liability to Other Lenders: result in any other Lender incurring any liability whatsoever, provided however that a Lender shall remain liable at all times for the performance of the obligations of its Affiliate that is a Swap Lender; nor

(b)	No Relief from Obligations: relieve the Borrower or any other Lender or Swap Lender from their respective obligations under any Loan Document.

Nothing contained herein or in any other Loan Document or Credit Agreement nor any action taken pursuant hereto or thereto shall be deemed to constitute the Lenders or Swap Lenders a partnership, joint venture or any other similar entity.

12.5	Notice to Lenders

Unless otherwise specifically dealt with in this Agreement, in the event the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter:

(a)

where a time period is specified hereunder for the Agent or the Majority Lenders to provide any response, notice or other communication, not less than one (1) Business Day prior to the end of such period; or

(b)	where no such time period is specified hereunder, then within fifteen (15) Business Days of the delivery of such written notice by the Agent to such Lender or Swap Lender;

such Lender or Swap Lender shall be deemed not to have consented thereto.

12.6	Notices between the Lenders or Swap Lenders, the Agent and the Borrower

All notices by the Lenders or Swap Lenders to the Agent shall be through the Agent's Branch of Account and all notices by the Agent to a Lender or Swap Lender shall be through such Lender's or Swap Lender's

Branch of Account. All notices or communications between the Borrower and the Lenders or Swap Lenders which are required or contemplated pursuant to the Loan Documents shall be given or made through the Agent at the Agent's Branch of Account.

12.7	Agent's Duty to Deliver Documents Obtained from the Borrower

The Agent shall promptly deliver to each Lender, at its Branch of Account, such documents, papers, materials and other information as are furnished by the Borrower to the Agent on behalf of such Lender pursuant to this Agreement, and the Borrower shall provide the Agent with sufficient copies of all such information for such purpose.

12.8	Arrangements for Accommodations

The Agent shall promptly give written notice to each Applicable Lender at its Branch of Account upon receipt by the Agent of any notice given pursuant to Article 3 or Section 4.4. The Agent shall advise each Applicable Lender of the amount, date and details of each Accommodation and of such Lender's share in each Accommodation. At or before 1:00 p.m. (Toronto time) on each Drawdown Date, Conversion Date or Rollover Date:

(a)

Loans: each Applicable Lender will make available to the Borrower its share of Accommodations by way of Loans by forwarding to the Agent at the Agent's Account for Payments the amount of Loans required to be made available by such Lender; and

(b)

Bankers' Acceptances: each Applicable Lender will make available to the Borrower its share of Accommodations by way of Bankers' Acceptances by forwarding to the Agent at the Agent's Account for Payments the amount of the Discount Proceeds (less the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 5.4).

12.9	Arrangements for Repayment of Accommodations
(a)

Prior to Demand or Acceleration: Prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 10.1(f) and 10.1(g), upon receipt by the Agent of payments from the Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Lenders, the Agent shall pay over to each Lender at its Branch of Account the amount to which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent. If the Agent does not remit any such payment to a Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent.

(b)

Subsequent to Acceleration: Following delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 10.1(f) and 10.1(g), the Lenders and Participating Swap Lenders shall share any payments subsequently received in accordance with Section 10.7 of this Agreement.

12.10	Repayment by Lenders to Agent
(a)

Where Borrower Fails to Pay: Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any payment to be made by the Borrower hereunder is due that the Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that the Borrower has remitted such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Applicable Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this Agreement. If the Borrower does not in fact remit such payment to the Agent, the Agent shall promptly notify each Applicable Lender and each such Lender shall forthwith on demand repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

(b)

Where a Lender Fails to Pay: Unless the Agent has been notified in writing by an Applicable Lender at least one (1) Business Day prior to a Drawdown Date or Conversion Date that such Lender does not intend to make available the amount required to be made available by such Lender pursuant to this Agreement on such Drawdown Date or Conversion Date, the Agent may, in its discretion, assume that such Lender has remitted funds to the Agent in an amount equal to the amount required to be made available by such Lender pursuant to this Agreement and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on such Drawdown Date or Conversion Date an amount equal to the amount required to be made available by such Lender pursuant to this Agreement. If an Applicable Lender does not in fact remit such funds to the Agent, the Agent shall promptly notify such Lender and such Lender shall forthwith remit such funds to the Agent, failing which the Borrower shall forthwith on demand repay to the Agent (without prejudice to the Borrower's rights against such Lender) the amount made available by the Agent on behalf of such Lender, in each case together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower, as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

12.11	Adjustments Among Lenders
(a)

Adjustments to Outstanding Accommodations: Each Lender agrees that, subsequent to the Adjustment Time, it will at any time and from time to time upon the request of the Agent purchase portions of the Lender Outstandings (with the exception of Swap Indebtedness and MasterCard Indebtedness) and make any other adjustments which may be necessary or appropriate, in order that amounts which remain outstanding under this Agreement to each Lender are thereafter outstanding, as adjusted pursuant to this Section 12.11, will be in the same proportion as the Lender's Proportion of the Total Commitment. The Borrower agrees to do all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments by and between the Lenders pursuant to this Section 12.11.

(b)

Application of Payments: The Lenders and Participating Swap Lenders agree that, after the Adjustment Time, the amount of any repayment made by the Borrower under, and the amount of any proceeds from the exercise of any rights or remedies of the Lenders and Participating Swap Lenders under the Loan Documents or any Permitted Swaps will, subject to Section 10.7, be applied in a manner so that to the extent possible the amount of Lender Outstandings of each Lender and Participating Swap Lender which remain outstanding after giving effect to such application will be in the same proportion as its Lender's Proportion of the aggregate Lender Outstandings of all Lenders and Participating Swap Lenders and, after repayment of all Production Indebtedness, Working Capital Indebtedness, MasterCard Indebtedness and Permitted Swap Indebtedness of Participating Swap Lenders, will be applied on account of any remaining Swap Indebtedness of Participating Swap Lenders.

(c)

After the Adjustment Time: Each Lender and Participating Swap Lender agrees that if it exercises any right of counter-claim, set-off, banker's lien or similar right with respect to any property of the Borrower or if under Applicable Law it receives a secured claim, the security for which is a debt owed by it to the Borrower, any amounts received by it after the Adjustment Time will be distributed or redistributed in accordance with Section 10.7. To the extent that a Lender Swap is entered into by an Affiliate of a Lender, that Lender shall cause such Affiliate to comply with the provisions of this Section 12.11(c), and such obligation shall survive such Lender (at any time after any such Lender Swap was entered into) ceasing to be a Lender hereunder.

(d)

Further Assurances: The Borrower agrees to be bound by and, at the request of the Agent, to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders and Swap Lenders pursuant to this Section 12.11 but shall incur no increased Indebtedness, in aggregate, by reason thereof.

12.12	Lenders' Consents to Waivers, Amendments, etc.
(a)	Unanimous Consent of Lenders: Any waiver of, consent to or any amendment to any provision of the Loan Documents which relates to:
(i)

a change in the types of Accommodations, interest rates, standby fees, the Margin, the Standby Fee Rate, the Discount Rate, notice periods or the amount of any payments payable by the Borrower to any Lender under this Agreement including any waiver of the time of payment thereof;

(ii)	an increase or decrease in the Commitment of any Lender other than as provided for herein;
(iii)	an increase to the Borrowing Base or Net Borrowing Base;
(iv)	a change in the definition of "Borrowing Base", "Net Borrowing Base", "CDOR Rate", "Discount Rate", "Majority Lenders", "Maturity Date", "Senior Unsecured Note Debt Service", "Term" or "Term Date";
(v)

any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders, or a specified percentage of Lenders, rather than the consent or agreement of "the Lenders" or the "Majority Lenders" or the "Agent";

(vi)	the provisions of this Section 12.12(a);
(vii)	an Event of Default under Section 10.1; or
(viii)	any release or modification of the Security, except as provided by Section 6.3;

shall bind the Swap Lenders, Production Lenders and Working Capital Lender only if such waiver or amendment is agreed to in writing by all of the Production Lenders and the Working Capital Lender.

(b)

Majority Consent: Subject to Section 12.12(a) and except as otherwise provided in the Loan Documents, any waiver, consent to or any amendment to any provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents shall bind all of the Production Lenders, Swap Lenders and the Working Capital Lender if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c)

Agent's Consent: Any waiver, consent to or any amendment to any provision of the Loan Documents which relates to the rights or obligations of the Agent shall require the agreement of the Agent thereto.

12.13	Reimbursement of Agent's Expenses or Lender's Costs

Each Lender agrees that it will indemnify the Agent for its Lender's Proportion of the Total Commitment of any and all costs, expenses and disbursements (including, without limitation, those costs and expenses referred to in Section 11.1) which may be incurred or made by the Agent in good faith in connection with the Loan Documents, and agrees that it will, on written demand detailing such costs, expenses and disbursements, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not promptly reimbursed at any time by the Borrower. The Agent may refrain from exercising any right, power or discretion or taking any action to protect or enforce the rights of any Lender under the Loan Documents until it has been so reimbursed.

Each Swap Lender that is not a Lender agrees that it will indemnify the Agent for any and all costs, expenses and disbursements which may be incurred or made by the Agent in good faith in connection with the enforcement of the Loan Documents or Security on behalf of such Swap Lender and agrees that it will, on written demand detailing such costs, expenses and disbursements, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not properly reimbursed at any time by the Borrower. The Agent may refrain from exercising any right, power, discretion or taking any action to protect or enforce the rights of any such Swap Lender under the Loan Documents or Security until it has been so reimbursed.

12.14	Reliance by Agent on Notices, etc.

The Agent shall be entitled:

(a)

Reliance on Written Documents: to rely upon any writing, letter, written notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper person or persons; and

(b)

Reliance on Legal Advice: with respect to legal matters, to act upon advice of legal advisors selected by the Agent concerning all matters pertaining to the Loan Documents and the Agent's duties thereunder;

and the Agent shall assume no responsibility and shall incur no liability to the Borrower or any Lender or Swap Lender by reason of relying on any such document or acting on any such advice.

12.15	Relations with Borrower

Except for the transactions provided for in this Agreement, each Lender may deal with the Borrower in all transactions and generally do any banking business with or provide any financial services to the Borrower without having any liability to account to the other Lenders therefor. With respect to its Commitment and Lender's Proportion, BMO shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.

12.16	Successor Agent

The Agent shall resign if at any time it is no longer a Lender hereunder by reason of an assignment of its rights and obligations under this Agreement and the Loan Documents pursuant to Section 13.1 and, in such event, it shall provide thirty (30) days prior written notice of any such intended assignment to each of the Lenders and the Borrower. The Agent may resign at any time by giving thirty (30) days prior written notice thereof to each of the Lenders and the Borrower. Upon any such resignation, the remaining Lenders, or Swap Lenders if there are then no Lenders, (the "Remaining Lenders") shall have the right to appoint a successor agent. Any successor agent appointed under this Section 12.16 shall be a Lender which has offices in Calgary, Alberta and Toronto, Ontario. If no successor agent shall have been appointed by the Remaining Lenders and shall have accepted such appointment within thirty (30) days after the retiring agent's giving of notice of resignation, then the retiring agent may, on behalf of the Lenders, or Swap Lenders if there are then no Lenders, appoint a successor agent. Upon the acceptance of any appointment as Agent by a successor agent, such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent as Agent, and the retiring agent shall be discharged from its duties and obligations under this Agreement as Agent. After any retiring agent's resignation hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders, or Swap Lenders if there are then no Lenders, in respect of any actions taken or omitted to be taken by the retiring agent while it was acting as the Agent.

12.17	Indemnity of Agent

Each Lender hereby agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), as to its Lender's Proportion of the Total Commitment from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Loan Documents or any action taken or omitted by Agent under or in respect of the Loan Documents; provided that the Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Lender's Proportion of the Total Commitment of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Loan Documents, but only to the extent that the Agent is not reimbursed for such expenses by the Borrower.

12.18	Sharing of Information

The Borrower authorizes the Agent and each Lender and Swap Lender to share among each other and with any successor, assignee, or any potential assignee, any information possessed by it regarding the Borrower, any Borrowing Base Subsidiary or the Loan Documents. The Agent and each Lender and Swap Lender agrees to keep all information provided by the Borrower or any Borrowing Base Subsidiary confidential and shall not disclose such information other than as provided for herein and other than to employees and professional advisors in the necessary course of business.

12.19	Amendment to this Article 12

Save and except for the provisions of Sections 12.16 and 12.17, the provisions of this Article 12 may be amended or added to, from time to time, without the agreement of the Borrower provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in the aggregate, the liabilities of the Borrower hereunder. A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof; provided that after an Event of Default a failure to do so by the Agent shall not render it liable in damages to the Borrower.

ARTICLE 13

SUCCESSORS AND ASSIGNS AND JUDGMENT CURRENCY

13.1	Successors and Assigns

The Borrower shall not assign its rights or obligations hereunder without the prior written consent of all of the Lenders. A Lender may, at the Borrower's cost and expense, with the prior consent of the Agent but without the Borrower's consent, sell, assign or otherwise transfer in whole or in part, or grant participation in, its rights and obligations under this Agreement and the other Loan Documents to a Person resident in Canada within the meaning of the Income Tax Act (Canada) where any such assignment is for a minimum Commitment of Cdn. $10,000,000. Upon any assignment by a Lender to an assignee in accordance with the foregoing provisions of this Section 13.1 (a "Permitted Assignee"), the Permitted Assignee shall, to the fullest extent permitted by law, have the same rights and benefits hereunder and under the other Loan Documents and the same continuing obligations as it would have if it were such Lender hereunder; provided, however that the Agent and the Borrower shall be entitled to continue to deal solely and directly with the assignor Lender in connection with the interests so assigned unless and until such assignee becomes a Lender pursuant to a Lender Transfer Agreement executed by such assignee, the relevant assignor Lender and the Agent. Upon (i) such execution of such Lender Transfer Agreement, (ii) delivery of an executed copy thereof to the Borrower and the Agent, (iii) payment by such assignee Lender to such assignor Lender of an amount equal to the purchase price agreed between such assignor Lender and such assignee Lender, and (iv) payment by the transferor Lender of Cdn. $5,000 to the Agent, such assignor Lender shall be released from its obligations hereunder to the extent of such assignment and such assignee Lender shall for all purposes be a Lender party to this Agreement and shall have all the rights and obligations of the Lender under this Agreement to the same extent as if it were an original party hereto, and no further consent or action by the Borrower, the Lenders or the Agent shall be required. Such Lender Transfer Agreement shall be deemed to amend this Agreement to the extent, and only to the extent, necessary to reflect the addition of such assignee Lender as a Lender and the resulting adjustment of the Commitments arising form the purchase by such assignee Lender of all or a portion of the Loans, the face amount of Bankers' Acceptances and commitment of such assignor Lender.

13.2	Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "Judgment Currency") any amount due hereunder in any currency other than the Judgment Currency, then such conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For such purpose "rate of exchange" means the spot rate at which the Agent, on the relevant date at or about 12:00 o'clock noon (Toronto time), would be prepared to sell a similar amount of such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due from the Borrower under this Section 13.2 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

13.3	Swap Lender

If any Swap Lender for any reason ceases to be a Lender, such Swap Lender shall continue to be entitled to the benefit of the Security, until such time as it is no longer a party to any Lender Swap with the Borrower, and with the exception of any indemnities of, or in favour of, such Swap Lender hereunder existing at that time and which shall survive such termination.

ARTICLE 14

MISCELLANEOUS

14.1	Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

14.2	Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrower incurred pursuant to the Loan Documents and the termination of this Agreement.

14.3	Failure to Act

No failure, omission or delay on the part of the Agent or any Lender or any Swap Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

14.4	Waivers

No breach of any of the provisions of any of the Loan Documents may be waived or discharged verbally; any such waiver or discharge may only be made by way of an instrument in writing signed by either the Agent on behalf of the Lenders or the Majority Lenders, as applicable, or by the Lenders and, if required by the Agent, the Borrower, and such waiver or discharge will then be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given. Any such waiver or discharge which affects the rights of the Agent may only be made by way of an instrument in writing signed by the Agent.

14.5	Amendments

No provision of the Loan Documents may be amended verbally and any such amendment may only be made by way of an instrument in writing signed by the Borrower and the Agent, the Majority Lenders or all of the Lenders required by Section 12.12.

14.6	Notice

Except as otherwise expressly provided herein, all notices, advices, requests and demands hereunder shall be in writing (including facsimile transmissions) or, if by telephone, immediately confirmed in writing, and shall be given to or made upon the respective parties hereto at the address set forth opposite their names on the signature pages hereto or at such other address as any party shall designate for itself. All notices shall be effective upon actual receipt. In the event of any discrepancy between any telephone notice, advice, request or demand and the written confirmation thereof, the telephone version shall govern with respect to actions taken by the recipient thereof before such recipient has had a reasonable time to act after its receipt of the written confirmation.

14.7	Whole Agreement

This Agreement together with the other Loan Documents, constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

14.8	Governing Law

This Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein. There shall be no application of any conflict of law or rules which would result in any laws other than internal laws in force in the Province of Alberta applying to this Agreement. The parties hereto do hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to this Agreement or any other Loan Document, or any of the transactions contemplated hereby or by any thereof, without prejudice to the rights of the Agent or any Lender to take proceedings in other jurisdictions in which any assets, property or undertakings secured by the Security may be situate.

14.9	Term of Agreement and Security

This Agreement shall continue and survive until the Total Commitment has been cancelled by the Borrower in accordance with the provisions of this Agreement and there is not nor can be any Production Indebtedness or Working Capital Indebtedness arising under any Loan Document. If, at the time that all of the Production Indebtedness and Working Capital Indebtedness is repaid in full and the Total Commitment has been cancelled by the Borrower in accordance with the provisions of this Agreement, there is any outstanding Lender Swaps, and the Borrower has entered into a replacement credit facility to provide the funds required to effect such repayment and cancellation, then provided that:

(a)

there are no amounts for which the Borrower or any Subsidiary would then be obliged to make payment to the Agent or any Lender under any of the indemnity provisions of the Loan Documents which has not been secured in favour of the Agent or such Lender in a manner satisfactory to it, acting reasonably;

(b)

the replacement credit facility provides for Security Interests to be granted that substantially and in all material respects provide comparable Security Interests to the Security provided to the Agent under the Loan Documents; and

(c)

the Security Interests so granted under the replacement credit facility will be held on behalf of the Swap Lenders on a pari passu basis on terms and conditions so as to substantially preserve for the Swap Lenders the equivalent rights and benefits for the Swap Lender as provided under the Security Interests constituted under the Loan Documents, then the Borrower shall be entitled to a release by the Swap Lenders of any interest in any Security.

If the Borrower enters into a replacement credit facility to provide the funds required to effect the repayment and cancellation of the Facilities, but such replacement credit facility is obtained on the basis that no Security Interests are required to be provided to the lenders or any agents thereunder, then, notwithstanding the repayment and cancellation of the Facilities, the Security shall continue to be outstanding and shall continue to secure all Swap Indebtedness on the basis provided for by this Agreement and for the purpose of the administration of the Security thereafter, the "Majority Lenders" shall be determined by deleting paragraphs (a) and (c) of the definition of "Majority Lenders" and revising paragraph (b) of the definition of Majority Lenders to read: "those

Swap Lenders to whom there is owing 66 2/3% or more of the Permitted Swap Indebtedness (and calculated using the Termination Amounts if not then actually due and owing)."

14.10	Time of Essence

Time shall be of the essence of this Agreement.

14.11	Conflict with Loan Documents

In the event there is a conflict or inconsistency as to any matter between the provisions hereof and the provisions of any other Loan Document, the provisions of this Agreement shall prevail to the extent of such conflict or inconsistency; provided, however, that for the purposes of this Section 14.11 there shall not be considered to be a conflict or inconsistency between any provision hereof and any provision of any other Loan Document merely because one of such Loan Documents does, and the other does not, deal with the particular matter.

14.12	Dealings with Agent

Subject to Section 12.12, the Borrower shall be entitled to accept the written advice, instruction or direction of the Agent on behalf of the Majority Lenders or the Lenders without further inquiry. Each Lender hereby agrees to be bound by any advice, instruction or direction in writing given to the Borrower by the Agent on behalf of the Majority Lenders or the Lenders, where it is authorized to do so in accordance with the terms and conditions hereof or under any other Loan Document, and each Lender hereby waives any right to contest or disaffirm any such advice, instruction, or direction in writing of the Agent, in the absence of manifest error.

14.13	Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of the Loan Documents.

14.14	Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

COMMITMENTS AND ADDRESSES

FOR NOTICES:

Borrower:	COMPTON PETROLEUM CORPORATION
3300, 425 – 1st Street SW Calgary, Alberta	By:
T2P 3L8 Attention: Chief Financial Officer Telefax: (403) 266-4529		Norm Knecht Vice President, Finance and Chief Financial Officer

Agent:	BANK OF MONTREAL, as Agent
Agent's Branch of Account Global Distribution Services	By:
19th Floor, First Canadian Place		John M. Cook
100 King Street West		Director
Toronto, Ontario M5X 1A1 Attention: Director Telefax: (416) 867-5718

Lender:	BANK OF MONTREAL, as Lender and Swap Lender
Bank of Montreal Investment and Corporate Banking	By:
2200, 333 – 7th Avenue SW Calgary, Alberta TZP 2Z1 Attention: Director Telefax: (416) 515-3650		John M. Cook Director
Commitment:	Cdn $163,000,000

Production Facility Commitment:

$133,000,000

Working Capital Facility

Commitment: $30,000,000

Lender:	THE BANK OF NOVA SCOTIA, as Lender and Swap Lender
2000, 700 - 2nd Street SW Calgary, Alberta	By:
T2P 2W1		Stacey Strike
Director
Attention: Director Telecopier: (403) 221-6497

Commitment: Cdn $135,000,000 Production Facility Commitment:	By:
$135,000,000		Andrew Kellock
Working Capital Facility		Associate Director
Commitment: $0

Lender:	THE TORONTO-DOMINION BANK, as Lender and Swap Lender
800 Home Oil Tower 324 - 8th Avenue SW	By:
T2P 2W1		Loretta Palandri
Calgary, Alberta		Vice President and Director, Corporate Credit
T2P 2Z2 Attention: Vice President and Director Telecopier: (403) 292-2772

Commitment: Cdn $135,000,000	By:
Production Facility Commitment: $135,000,000 Working Capital Facility Commitment: $0		Glen Cameron Vice President

Lender:	SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), as Lender
1501 Avenue, McGill College, Suite 1800	By:
Montreal, Quebec
H3A 3M8
Attention: Loan Servicing Group Telecopier: (514) 841-6250

Commitment: Cdn $56,000,000	By:
Production Facility Commitment: $56,000,000 Working Capital Facility Commitment: $0

Lender:	JPMORGAN CHASE BANK, N.A. TORONTO BRANCH, as Lender
Royal Bank Plaza, South Tower 200 Bay Street, Suite 1800	By:
Toronto, Ontario
M5J 2J2
Attention: Indrani Lazarus Telecopier: (416) 981-9174

Commitment: Cdn $56,000,000	By:
Production Facility Commitment: $56,000,000 Working Capital Facility Commitment: $0

Lender:	MORGAN STANLEY SENIOR FUNDING (NOVA SCOTIA) CO., as Lender
One Pierrepont Plaza, 7th Floor 300 Cadman Plaza West	By:
Brooklyn, NY
11201
Attention: Brad Dudley/Jonathan Rehm Telecopier: (718) 754-7249 / 7250

Commitment: Cdn $23,000,000	By:
Production Facility Commitment: $23,000,000 Working Capital Facility Commitment: $0

Lender:	CREDIT SUISSE, TORONTO BRANCH, as Lender
1 First Canadian Place Suite 3000	By:
PO Box 301
Toronto, Ontario
M5X 1C9 Attention: Alain Daoust Telecopier: (416) 352-4576

Commitment: Cdn $23,000,000	By:
Production Facility Commitment: $23,000,000 Working Capital Facility Commitment: $0

Schedule "A" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

NOTICE OF ACCOMMODATION, REPAYMENT, PREPAYMENT OR

CANCELLATION OF COMMITMENTS

Date: ________________________

Agent's Branch of Account

Global Distribution Services

19th Floor, First Canadian Place

100 King Street West

Toronto, Ontario

M5X 1A1

Attention: Director

Dear Sirs:

We refer to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION, as Borrower, and a consortium of Lenders with BANK OF MONTREAL, as Agent (as supplemented, amended, restated or replaced from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request for an [Accommodation, repayment, prepayment and/or cancellation of a Commitment] pursuant to Section [3.5, 3.6, 3.12 or 4.3] of the Credit Agreement as follows:

1.	Amount of [Accommodation , repayment, prepayment and/or cancellation] [Cdn. $ or US $] ______________________.
2.	Date of [Accommodation, repayment, prepayment and/or cancellation of Commitment] is ______________________.
3.	[If applicable]. Nature of [Accommodation, repayment or prepayment] is by way of a [Prime Loan, US Base Rate Loan, Libor Loan or Bankers' Acceptance, Letter of Credit].
4.	Facility under which the Accommodation is to be drawn [Production Facility] [Working Capital Facility].
5.

[If applicable]. The amount of the [Total Commitment] to be cancelled is Cdn. $ _____________________________________. Accordingly, the amount of the Commitment of each Lender and the amount of the [Total Commitment] after giving effect to the cancellation request shall be as follows:

[specify particulars]

6.	[If applicable]. The Libor Interest Period for the Libor Loan is _____________ months.

A-2

7.	[If applicable]. The details with respect to the Letter of Credit are _______________________________.
8.	[If applicable]. The term of each Bankers' Acceptance shall be for a Standard Term of ______ days, maturing on _____________________.
9.	[If applicable - Borrowing Notice only] We hereby certify that:
(a)

except as disclosed to the Agent in writing, the representation and warranties contained in Section 2.1 of the Credit Agreement are and will be true and correct on the date hereof and on the Drawdown Date, as applicable, with the same effect as if such representations and warranties were made on the date hereof;

(b)	on the date hereof and on the Drawdown Date, as of the last day of the Fiscal Quarter most recently ended for which internal financial statements are available:
(i)	the "Fixed Charge Coverage Ratio" was not less than 2.5 to 1.0, determined on a pro forma basis as required under the 2005 Senior Unsecured Note Agreement;
(ii)	the sum of CDN $150,000,000 plus 25% of "Adjusted Consolidated Net Tangible Assets" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than Cdn$ ________; and
(iii)	any Accommodations requested hereunder will constitute "Permitted Debt" as defined in and for the purposes of the 2002 Senior Unsecured Note Agreement and the 2005 Senior Unsecured Note Agreement; and
(c)	there exists no Default or Event of Default.

Yours very truly,
COMPTON PETROLEUM CORPORATION
By:
Title:

Schedule "B" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

NOTICE OF CONVERSION

Date: ________________________

Agent's Branch of Account

Global Distribution Services

19th Floor, First Canadian Place

100 King Street West

Toronto, Ontario

M5X 1A1

Attention: Director

Dear Sirs:

We refer to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION, as Borrower, and a consortium of Lenders with BANK OF MONTREAL, as Agent (as supplemented, amended, restated or replaced from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a conversion of Accommodations pursuant to Section 3.14 of the Credit Agreement.

We have outstanding [Cdn. $ or US $] __________ by way of [Prime Loan, US Base Rate Loan, Libor Loan or Bankers' Acceptance]. Please convert [Cdn. $ or US $] ___________________ outstanding by way of _________________________ [Prime Loan, US Base Rate Loan, Libor Loan or Bankers' Acceptance] into a ______ [Prime Loan, US Base Rate Loan, Libor Loan or Bankers' Acceptance] in the same currency on the ______ day of ______________199___.

[If Applicable] The Libor Interest Period for the Libor Loan is ____ months.

[If Applicable] The term of each such Banker's Acceptance shall be for a Standard Term of ______ _______ days, maturing on _______________________.

We hereby certify that:

(a)

except as disclosed to the Agent in writing, the representation and warranties contained in Section 2.1 of the Credit Agreement are and will be true and correct on the date hereof and on the Conversion Date, as applicable, with the same effect as if such representations and warranties were made on the date hereof;

(b)	on the date hereof and on the Conversion Date, as of the last day of the Fiscal Quarter most recently ended for which internal financial statements are available:
(i)	the "Fixed Charge Coverage Ratio" was not less than 2.5 to 1.0, determined on a pro forma basis as required under the 2005 Senior Unsecured Note Agreement;

B-2

(ii)	the sum of CDN $150,000,000 plus 25% of "Adjusted Consolidated Net Tangible Assets" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than Cdn$ ________; and
(iii)	any Accommodations requested hereunder will constitute "Permitted Debt" as defined in and for the purposes of the 2002 Senior Unsecured Note Agreement and the 2005 Senior Unsecured Note Agreement; and
(c)	There exists no Default or Event of Default.

Yours very truly,
COMPTON PETROLEUM CORPORATION
By:
Title:

Schedule "C" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

NOTICE OF ROLLOVER

Date: ________________________

Agent's Branch of Account

Global Distribution Services

19th Floor, First Canadian Place

100 King Street West

Toronto, Ontario

M5X 1A1

Attention: Director

Dear Sirs:

We refer to the Fifth Amended and Restated Credit Agreement dated as of the 15thday of August, 2007 between COMPTON PETROLEUM CORPORATION, as Borrower, and a consortium of Lenders with BANK OF MONTREAL, as Agent (as supplemented, amended, restated or replaced from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of a [Libor Loan/Bankers' Acceptance] pursuant to Section 3.15 or 3.9(b)(ii), respectively, of the Credit Agreement.

We have outstanding US $ _______________ by way of Libor Loan. The Libor Interest Period in respect of such Libor Loan expires on _____________________, ____. Please rollover such Libor Loan such that the subsequent Libor Interest Period is _____ months.

We have outstanding Cdn. $______________ by way of Bankers' Acceptance which matures on __________________. Please Rollover Cdn. $______________ of such Bankers' Acceptance. We will forward a Notice of Accommodation by way of Bankers' Acceptance in the form of Schedule "A" to the Credit Agreement on the date of Rollover.

The term of each such Bankers' Acceptance shall be Standard Term of ______ days maturing on ______________________.

We hereby certify that:

(a)

except as disclosed to the Agent in writing, the representation and warranties contained in Section 2.1 of the Credit Agreement are and will be true and correct on the date hereof and on the Rollover Date, as applicable, with the same effect as if such representations and warranties were made on the date hereof;

(b)	on the date hereof and on the Rollover Date, as of the last day of the Fiscal Quarter most recently ended for which internal financial statements are available:

C-2

(i)	the "Fixed Charge Coverage Ratio" was not less than 2.5 to 1.0, determined on a pro forma basis as required under the 2005 Senior Unsecured Note Agreement;
(ii)	the sum of CDN $150,000,000 plus 25% of "Adjusted Consolidated Net Tangible Assets" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than Cdn$ ________; and
(iii)	any Accommodations requested hereunder will constitute "Permitted Debt" as defined in and for the purposes of the 2002 Senior Unsecured Note Agreement and the 2005 Senior Unsecured Note Agreement; and
(c)	There exists no Default or Event of Default.

Yours very truly,
COMPTON PETROLEUM CORPORATION
By:
Title:

Schedule "D" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

COMPLIANCE CERTIFICATE

We, _______________________, and _________________________, both of the City of Calgary, in the Province of Alberta, hereby certify as follows:

1.	We are respectively the [any 2 of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President or Treasurer] of COMPTON PETROLEUM CORPORATION (the "Borrower");
2.	This Certificate applies to the Fiscal [Quarter/Year] ending _______________, _____;
3.

We are familiar with and have examined the provisions of the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 (as supplemented, amended, restated or replaced from time to time, the "Credit Agreement") between the Borrower and a consortium of Lenders with Bank of Montreal as Agent, and we have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and each Subsidiary as we have deemed necessary for purposes of this Certificate;

4.

Based on the foregoing, the Borrower is not in breach of nor has it breached any provision of the Loan Documents (other than as previously disclosed in writing to the Agent) and no event or circumstance has occurred which, with the giving of notice, lapse of time, or both, would constitute an Event of Default thereunder;

5.

Except as disclosed to the Agent in writing, each of the representations and warranties made in the Credit Agreement were true and correct as at the _____ day of _______________, _____, being the last day of the [Fiscal Quarter/Year] most recently ended;

6.

The Borrower has made available to the independent petroleum engineer that prepared the Engineering Report [provided concurrently herewith] [most recently provided to the Agent] all relevant information relating to the petroleum or natural gas reserves and related facilities of the Borrower and each Borrowing Base Subsidiary and any material royalties, overriding royalties, carried interests, reversionary interests, net profits interest and other burdens related thereto and there is not, to the best of the knowledge of the Borrower, any material error in such Engineering Report or material omission therefrom nor is the Borrower and each Borrowing Base Subsidiary aware of any subsequent event or circumstance (excluding matters in respect of which the independent petroleum engineer has made pricing, discount rate or other similar assumptions) which would affect, in any material manner, the information, conclusion, or calculations contained in such Engineering Report;

7.	The Swap Indebtedness of the Borrower and the Borrowing Base Subsidiaries to the Swap Lenders, in the aggregate, as at the last day of the [Fiscal Quarter/Year] most recently ended is as follows:
(a)	Currency Swaps - CDN $____________ and the notional amount swapped thereunder is CDN$___________;

(b)	Interests Swaps - CDN $____________ and the notional amount thereof is CDN $___________ which represents ____% of the Total Commitment; and
(c)

Commodity Swaps - CDN $_____________ and the quantity of Petroleum Substances subject to such Swaps is (______ MMCF or barrels) which represents ______% of the aggregate barrel per day production of the Borrower and the Borrowing Base Subsidiaries for the Fiscal Quarter most recently ended, as adjusted for acquisitions;

The foregoing amounts of Swap Indebtedness were calculated by the Borrower on a Mark-to-Market basis (separately for each Swap Lender and then aggregating amounts so calculated) as at the end of the [Fiscal Quarter/Year] most recently ended, and by converting all amounts in U.S. Dollars at such date based on the Bank of Canada noon spot exchange rate on such date.

8.

For the purposes of this Compliance Certificate, the following defined terms have been determined in accordance with the provisions of the Credit Agreement as follows as at the end of the above Fiscal Quarter:

Consolidated Debt		Cdn $ _______________

Production Indebtedness		Cdn $ _______________
plus:	Working Capital Indebtedness	Cdn $ _______________
plus:	Capitalized Lease Obligation	Cdn $ _______________
plus:	Swaps, including Swap Indebtedness	Cdn $ _______________
plus:	prepaid obligations	Cdn $ _______________
plus:	Asset Acquisition or Service Obligations Payable in 6 months or more	Cdn $ _______________
plus:	Contingent Liabilities	Cdn $ _______________
plus:	Guarantees	Cdn $ _______________

Indebtedness for Borrowed Money (A)		Cdn $ _______________

Consolidated Current Liabilities		Cdn $ _______________
less:	Consolidated Current Assets
Cdn $ _________________

Consolidated Working Capital Deficit (B)		Cdn $ _______________

Consolidated Debt (A + B)		Cdn $ _______________

Consolidated Cash Flow (for 6 months ended)

Net Income (excluding extra-ordinary items)		Cdn $ _______________
plus:	Non-Cash Items Deducted:
deferred income taxes		Cdn $ _______________
depletion		Cdn $ _______________
depreciation		Cdn $ _______________
amortization		Cdn $ _______________
site restorations		Cdn $ _______________
minority interests in Subsidiaries		Cdn $ _______________
other non-cash items deducted		Cdn $ _______________
less:	Non-Cash Items Added	Cdn $ _______________

Consolidated Cash Flow		Cdn $ _______________

9.	The Consolidated Cash Flow for the 6 month period ended as at the end of this Fiscal Quarter is ________________________ and multiplied by 2 is ____________________.
10.	The Consolidated Debt to Cash Flow Ratio as of the end of this Fiscal Quarter is ___________ :1.0.
11.

As of the last day of the [Fiscal Quarter / Year] ending __________ (being the most recently ended Fiscal Quarter for which internal financial statements are available preceding the date of this Certificate):

(a)	the Fixed Charge Coverage Ratio (as defined in the 2005 Senior Unsecured Note Agreement) was • to 1, in accordance with the calculations set forth in Schedule "A" to this Compliance Certificate; and
(b)

the sum of Cdn $150,000,000 plus 25% of "Adjusted Consolidated Net Tangible Assets" (as defined in the 2005 Senior Unsecured Note Agreement), in accordance with the calculations set forth in Schedule "A" to this Compliance Certificate, was not less than Cdn $__________.

12.	Since the date of the last Compliance Certificate delivered to the Agent, "Asset Sales" and "Net Proceeds" (in each case as defined in the 2005 Senior Unsecured Note Agreement) are as follows:

[list dates and details of all "Asset Sales" and "Net Proceeds"] and the application made or to be made of such "Net Proceeds" and any Net Proceeds disclosed in any prior Compliance Certificates delivered hereunder is as follows:

[list applications made or proposed to be made]

and on the date hereof there are no "Excess Proceeds" (as defined in the 2005 Senior Unsecured Note Agreement).

13.	Since the date of the last Compliance Certificate delivered to the Agent:
(a)	no amendments have been made to any of the 2002 Senior Unsecured Note Documents or the 2005 Senior Unsecured Note Documents;
(b)

There have been no additional Guarantees provided to any of the 2002 Senior Unsecured Noteholders or to the trustee under the 2002 Senior Unsecured Note Agreement, or to any of the 2005 Senior Unsecured Noteholders or to the trustee under the 2005 Senior Unsecured Note Agreement [alternatively, the following Guarantees have been provided to the 2002 Senior Unsecured Noteholders, the trustee under the 2002 Senior Unsecured Note Agreement, the 2005 Senior Unsecured Noteholders and/or the trustee under the 2005 Senior Unsecured Note Agreement].

14.	Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement;
15.	[Annual Only] Attached herewith, in compliance with Section 6.7 of the Credit Agreement is an updated asset report in digital copy form in read-only format, date-stamped and locked.
16.	This Certificate is given by the undersigned officers in their capacity as officers of the Borrower without any personal liability on the part of such officers.

WITNESS OUR HANDS on behalf of COMPTON PETROLEUM CORPORATION at the City of Calgary, in the Province of Alberta, this _____ day of _____________, _____.

COMPTON PETROLEUM CORPORATION
By:
Title:

By:
Title:

Schedule "A" to Compliance Certificate

Calculations as at the [Fixed Quarter/Year] ending _________________________

Calculation of Fixed Charge Ratio

(a)	Calculation of Consolidated Cash Flow (as defined in, and as calculated in accordance with, the 2005 Senior Unsecured Note Agreement)

Net Income:		Cdn $ _______________

plus:	provisions for taxes	Cdn $ _______________
plus:	depreciation, depletion and amortization	Cdn $ _______________
less:	non cash items increasing net income	Cdn $ _______________
plus:	consolidated interest expense	Cdn $ _______________

Consolidated Cash Flow		Cdn $ _______________

Fixed Charges (as defined in and as calculated in accordance with the 2005 Senior Unsecured Note Agreement)		Cdn $ _______________

Fixed Charge Coverage Ratio (as defined in and as calculated in accordance with the 2005 Senior Unsecured Note Agreement)

Pro Forma Fixed Charge Coverage Ratio

USD Loan Amount (MM) of 2005 Senior Unsecured Notes US $ ________

Interest Rate for 2005 Senior Unsecured Notes •%

Exchange Rate as at •

(b)	Calculation of Adjusted Consolidated Net Tangible Assets (as defined in, and as calculated in accordance with, the 2005 Senior Unsecured Note Agreement)
Discounted future net revenues, proved reserves, before tax as at [most recent year end] – provided by [name of independent engineer] constant dollar reserves		Cdn $ _______________
plus:	reserves acquired since [year end] (using [prior year end] pricing)	Cdn $ _______________
	extensions, discoveries and revisions since [prior year end] (using [prior year end] pricing)	Cdn $ _______________
less:	reserves sold since [prior year end] (using [prior year end] pricing)	Cdn $ _______________
	reserves produced since [prior year end] (using [prior year end] pricing)	Cdn $ _______________
	estimate of net reserve deletions since [prior year end]	Cdn $ _______________

Discounted future net revenues, proved reserves as [prior year end]		Cdn $ _______________

plus:	capital with no proved oil and gas reserves attributable	Cdn $ _______________
	Consolidated Net Working Capital (as defined in the 2005 Senior Unsecured Note Agreement) as at [prior year end]	Cdn $ _______________
	other tangible assets (G&G)	Cdn $ _______________
	other tangible assets (undeveloped land [name of engineer] report at [prior year end])	Cdn $ _______________
	other tangible assets (freehold and Crown acquisitions since [prior year end])	Cdn $ _______________
less:	minority interests	Cdn $ _______________
	net gas balancing liabilities	Cdn $ _______________
	reserves required to be delivered to third parties	Cdn $ _______________
	Dollar Denominated Production Payments	Cdn $ _______________

Adjusted Consolidated Net Tangible Assets (in 000s)		Cdn $ _______________

25% of Adjusted Consolidated Net Tangible Asset		Cdn $ _______________
Plus: Cdn $150,000,000		Cdn $ 150,000,000

Total:		Cdn $ _______________

Schedule "E" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

REQUEST FOR AN OFFER OF EXTENSION

Date:__________________________

Agent's Branch of Account

Global Distribution Services

19th Floor, First Canadian Place

100 King Street West

Toronto, Ontario

M5X 1A1

Attention: Director

Dear Sirs:

We refer to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION, as Borrower, and a consortium of Lenders with BANK OF MONTREAL, as Agent (as supplemented, amended, restated or replaced from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.17 of the Credit Agreement, we hereby request that the Lenders each provide an offer to extend its Term Date and Maturity Date for a period of 364 days.

We hereby certify that:

1.

except as disclosed to the Agent in writing, the representations and warranties contained in Section 2.1 of the Credit Agreement are and will be true and correct on the date hereof and on the date of extension, as applicable, with the same effect as if such representations and warranties were made on the date hereof;

2.

as at the end of the Fiscal Quarter most recently ended, the "Fixed Charge Coverage Ratio" was not less than 2.5 to 1.0, determined on a pro forma basis as required under the 2005 Senior Unsecured Note Agreement;

3.

as at the end of the Fiscal Quarter most recently ended, the sum of CDN $150,000,000 plus 25% of "Adjusted Consolidated Net Tangible Assets" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than Cdn$ ________; and

4.	there exists no Default or Event of Default.

E-2

If you are in agreement with this extension on the existing terms and conditions, please execute the counterpart of this Request for an Offer of Extension and return it to us.

Yours very truly,
COMPTON PETROLEUM CORPORATION
By:
Title:

Agreed to by:

BANK OF MONTREAL, as Agent

By:_____________________________

Title: ___________________________

Date:____________________________

Schedule "F" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

LENDER TRANSFER AGREEMENT

TO:	Bank of Montreal, as Agent
AND TO:	Compton Petroleum Corporation (the "Borrower")
RE:

Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 (as supplemented, amended, restated or replaced from time to time, the "Credit Agreement") between the Borrower, the Lenders and the Agent and each of the financial institutions which have entered into or shall enter into a Lender Transfer Agreement

Capitalized terms in this Lender Transfer Agreement shall have the meanings set out in the Credit Agreement.

1.	[name of new lender] (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.
2.

The Assignee desires to become a Lender under the Credit Agreement; [name of selling Lender] (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee an undivided ___% interest in the Total Commitment equal to the Commitment as calculated in paragraph 4 below; and, accordingly, the Assignee has agreed to execute this Lender Transfer Agreement.

3.

The Assignee, by its execution and delivery of this Lender Agreement, agrees that from and after the date hereof it shall be a Lender under the Credit Agreement and agrees to be bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender including, without limitation, the liability to make available its Lender's Proportion of Accommodations made on or after the date hereof in accordance with its Commitment identified in paragraph 4 of this Lender Transfer Agreement.

4.	The Assignee confirms that its Production Facility Commitment under the Credit Agreement shall be $__________ [and its Working Capital Facility Commitment shall be $_______].
5.

The Assignee agrees to assume, without recourse to the Assignor, all liabilities and obligations of the Assignor as Lender under the Credit Agreement arising after the date hereof to the extent of the Assignee's Commitment as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent; provided that if any Bankers' Acceptances accepted by the Assignor remain outstanding on such date, such Bankers' Acceptances shall remain the liability and obligation of the Assignor and [the Assignor shall be entitled to all of the rights, titles and benefits arising out of the Credit Agreement and the other Loan Documents with respect to such Bankers' Acceptances (including reimbursement rights); and shall indemnify the Assignor and hold the Assignor harmless from and against any losses or costs paid or incurred by the Assignor in connection with such Bankers' Acceptances (other than losses or costs which arise out of the negligence or wilful misconduct of the Assignor) to the extent of the Assignee's Commitment provided for herein, and shall be entitled to that percentage (as agreed to between the Assignee and the Assignor) of a proportionate amount of the fees

F-2

paid in respect of such Bankers' Acceptances based upon the relative proportions of the Production Facility Commitments of the Assignor and Assignee and the number of days remaining in the term of any such Bankers' Acceptances] or [the assignment contained herein shall exclude the obligation of the Borrower to repay or reimburse the Assignor the face amounts of outstanding Bankers' Acceptances which have been accepted by the Assignor prior to the date hereof ("Outstanding BAs") and if an Event of Default occurs prior to the Assignor being repaid or reimbursed in respect of Outstanding BAs, then until such repayment or reimbursement is made, for the purposes of voting under the Credit Agreement the Assignor shall be considered to have a Commitment increased by, and the Commitment of the Assignee shall be considered to be reduced by, the face amount of such Outstanding BAs].

6.

The Assignee acknowledges and confirms that it has not relied upon and that the Assignor or the Agent or any of their respective directors, officers, employees or agents have not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrower or any Borrowing Base Subsidiary. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

7.

The Assignee represents and warrants that it is not a non-resident within the meaning of the Income Tax Act (Canada) and that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower or any Borrowing Base Subsidiary and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower or any Borrowing Base Subsidiary.

8.

Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent and the Lenders that it has the capacity and power to enter into this Lender Transfer Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

9.	This Lender Transfer Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada.
10.	Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

Branch of Account:

[•]

[•]

Attention: [•]

Telecopier: [•]

11.	This Lender Transfer Agreement shall be binding upon the Assignee and its successors and permitted assigns.

F-3

12.

This Lender Transfer Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile execution, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same document.

DATED this _____ day of __________, _____.

[Name of Assignee]

By:
Name: Title:

The Assignor hereby acknowledges the above Lender Transfer Agreement and agrees that its Commitment is reduced by an amount equal to the Commitment assigned to the undersigned hereby and confirms that its Production Facility Commitment as so reduced is Cdn $•.

[Name of Assignor

By:
Name: Title:

The Borrower hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming [continuing as] a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

COMPTON PETROLEUM CORPORATION

By:
Name: Title:

Bank of Montreal, as Agent, hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming [continuing as] a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

BANK OF MONTREAL, as Agent

By:
Name: Title:

Schedule "G" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

SUBSIDIARY GUARANTEE - FORM

This Guarantee made as of [date of designation of new Borrowing Base Subsidiary]

TO:      Bank of Montreal, in its capacity as agent for and on behalf of the Lenders (as defined herein) (the "Agent")

For valuable consideration, receipt whereof is hereby acknowledged, [name of Borrowing Base Subsidiary] (the "Guarantor") hereby irrevocably, absolutely and unconditionally;

(a)	guarantees to the Agent and the Lenders (as hereinafter defined) the full, prompt and punctual payment and performance of the Obligations (as hereinafter defined) on demand; and
(b)

indemnifies and saves harmless the Agent and the Lenders (as hereinafter defined) from and against any and all losses, damages, costs, expenses or liabilities suffered or incurred by the Agent or any Lender (as hereinafter defined) resulting or arising from or relating to any failure of the Borrower or any Other Borrowing Base Subsidiary to pay in full or fully perform the Obligations as and when due, provided that the amount of such indemnification shall not exceed the amount of such Obligations together with any and all other amounts due and owing hereunder from time to time.

And the Guarantor agrees with the Agent and the Lenders (as hereinafter defined)as follows:

1.

Definitions: In this Guarantee, including any preamble and recitals and the guarantee provision set forth above, unless there is something in the subject matter or context inconsistent therewith, the following terms and expressions (including the singular and plural form and derivatives thereof) shall have the following meanings:

(a)	"Borrower" means Compton Petroleum Corporation, a corporation incorporated under the laws of Alberta and having its principal place of business in Calgary, Alberta;
(b)

"Credit Agreement" means the Fifth Amended and Restated Credit Agreement dated as of August 15, 2007 between the Borrower and a syndicate of Canadian chartered banks and other financial institutions, as lenders, and Bank of Montreal, as Agent, providing for, inter alia, an extendible revolving credit facility and a working capital facility, as such Credit Agreement may be amended, amended and restated, modified, replaced or supplemented from time to time;

(c)	"Guarantee" means this Subsidiary Guarantee;
(d)	"Lenders" means each of the Lenders from time to time under the Credit Agreement and shall, for the purposes of this Guarantee, include the Swap Lenders;
(e)

"Loan Documents" shall have the meaning ascribed thereto from time to time in the Credit Agreement, in each case as the same may be amended, amended and restated, modified, replaced or supplemented from time to time;

(f)

"Obligations" means all Lender Outstandings, including under or in respect of or in connection with Lender Swaps entered into with the Borrower or any Other Borrowing Base Subsidiary and all obligations, indebtedness, liabilities, covenants, agreements and undertakings of the Borrower or any Other Borrowing Base Subsidiary to the Agent and/or any of the Lenders or Swap Lenders (including fees, expenses, costs and indemnities) present or future, direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re-advances, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether the Borrower or any such Other Borrowing Base Subsidiary be bound alone or with others and whether as principal or surety, including under or in any way connected with, arising out of or contemplated by the Credit Agreement, Lender Swaps or any other Loan Documents; and

(g)	"Other Borrowing Base Subsidiary" means each Borrowing Base Subsidiary from time to time as contemplated under the Credit Agreement, excluding the Guarantor,

Capitalized terms which are not otherwise defined herein shall have the meanings assigned to them under the Credit Agreement.

2.

Evidence of Accounts: Absent manifest error, any account settled or stated between the Agent and the Lenders, on the one hand, and the Borrower or any Other Borrowing Base Subsidiary, on the other hand, shall be accepted by the Guarantor as prima facie evidence that the amount thereby appearing due by the Borrower or any Other Borrowing Base Subsidiary to the Lenders or any of them is so due.

3.

Waiver of Defences: The liability of the Guarantor under this Guarantee shall be irrevocable, unconditional and absolute, and, without limiting the generality of the foregoing, the obligations of the Guarantor shall not be released, discharged, limited or otherwise affected by, and the Guarantor hereby waives as against the Agent and the Lenders to the fullest extent permitted by Applicable Law, any defence relating to:

(a)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation or otherwise;
(b)	any modification or amendment of or supplement to the Obligations, including any increase or decrease in the principal, the rates of interest or other amounts payable in respect thereof;
(c)	whether the Lender Swaps shall be in respect of commodity risk, interest rate risk, currency risk or otherwise and whether on a financial or physical basis, and whether speculative or not;
(d)

any defence based upon any incapacity, disability or lack or limitation of status or power of the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person or of the directors, officers, employees, partners or agents thereof, or that the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person may not be a legal entity, or any irregularity, defect or informality in the borrowing or obtaining of moneys or credits in respect of the Obligations;

(e)	any change in the existence, structure, constitution, name, control or ownership of the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person;

(f)

any insolvency, bankruptcy, amalgamation, merger, reorganization, arrangement or other similar proceeding affecting the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person or the assets of the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person;

(g)

the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Borrower, any Other Borrowing Base Subsidiary, any of the Lenders, the Agent or any other person, whether in connection with the Obligations or any unrelated transactions;

(h)

any release or non-perfection or any invalidity, illegality or unenforceability relating to or against the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person, whether relating to any instrument evidencing the Obligations or any other agreement or instrument relating thereto or any part thereof or any provision of Applicable Law or regulation purporting to prohibit the payment by the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person of any of the Obligations;

(i)	any limitation, postponement, prohibition, subordination or other restriction on the rights of the Agent or any of the Lenders to payment of the Obligations or to take any steps in respect thereof;
(j)	any release, substitution or addition of any co-signer, endorser, other guarantor or any other person in respect of the Obligations;
(k)

any defence arising by reason of any failure of the Agent or any of the Lenders to make any presentment, demand for performance, notice of non-performance, protest, and any other notice, including notice of (i) acceptance of this Guarantee, (ii) partial payment or non-payment of all or any part of the Obligations, and (iii) the existence, creation, or incurring of new or additional Obligations;

(l)

any defence arising by reason of any failure of the Agent or any of the Lenders to proceed against the Borrower, any Other Borrowing Base Subsidiary or any other person, to proceed against, apply or exhaust any security held from the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person for the Obligations, or to proceed against or to pursue any other remedy in the power of the Agent or any Lender whatsoever;

(m)

the benefit of any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor's obligation in proportion to the principal obligations;

(n)

any defence arising by reason of any incapacity, lack of authority, or other defence of the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person, or by reason of the cessation from any cause whatsoever of the liability of the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person with respect to all or any part of the Obligations, or by reason of any act or omission of the Agent or any Lender or others which directly or indirectly results in the discharge or release of the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or all or any part of the Obligations or any security, or guarantee therefor, whether by operation of law or otherwise;

(o)

any defence arising by reason of any failure by the Agent or any Lender to obtain, perfect or maintain a perfected (or any) security interest in or lien or encumbrance upon any property of the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person or by reason of any interest of the Agent or any Lender in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by the Agent or any Lender of any right to recourse or collateral;

(p)	any defence arising by reason of the failure of the Agent or any Lender to marshall any assets;
(q)

any defence based upon any failure of the Agent or any Lender to give to the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or any other person notice of any sale or other disposition of any property securing any or all of the Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of the Agent or any Lender to comply with any provision of Applicable Law in enforcing any security interest in or lien upon any such property, including any failure by the Agent or any Lender to dispose of any such property in a commercially reasonable manner;

(r)	any dealing whatsoever with the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or other person or any security, whether negligently or not, or any failure to do so;
(s)	any extinguishment of all or any of the Obligations for any reason whatsoever (other than the actual satisfaction thereof); or
(t)

any other circumstances which might otherwise constitute a defence available to, or a discharge of the Guarantor, any other act or omission to act or delay of any kind by the Borrower, any Other Borrowing Base Subsidiary, the Agent or any Lender, the Guarantor or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 3, constitute a legal or equitable discharge, limitation or reduction of the obligations of the Guarantor hereunder (other than the payment or satisfaction in full of all of the Obligations).

The foregoing provisions apply (and the foregoing waivers shall be effective) even if the effect is to destroy or diminish the Guarantor's subrogation rights, the Guarantor's right to proceed against the Borrower or any Other Borrowing Base Subsidiary for reimbursement, the Guarantor's right to recover contribution from any other guarantor or any other right or remedy.

4.

Postponement: All indebtedness and liability, present and future, of the Borrower or any Other Borrowing Base Subsidiary to the Guarantor is hereby postponed to the Obligations. All payments received by the Guarantor from the Borrower or any Other Borrowing Base Subsidiary in respect of such indebtedness and liability subsequent to delivery of an Acceleration Notice or the occurrence of an Event of Default described in Section 10.1(f) or Section 10.1(g) of the Credit Agreement shall be received by the Guarantor in trust for the Agent for itself and the rateable benefit of the Lenders in accordance with the Credit Agreement and shall be paid over to the Agent forthwith upon receipt thereof by the Guarantor to be applied against the Obligations in such manner as the Agent sees fit, the whole without in any way limiting or lessening the liability of the Guarantor under this Guarantee. This postponement is independent of this Guarantee and shall remain in full effect notwithstanding that the liability of the Guarantor under this Guarantee may be extinct. The term "Obligations", previously defined, for purposes of the postponement feature provided by this Guarantee, and this Section 4 in particular, shall include any funds advanced or held at the disposal of the Borrower under any lines of credit.

5.

No Waiver: No delay on the part of the Agent or the Lenders in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof. No amendment or waiver of any of the rights of the Agent or any of the Lenders hereunder shall be deemed to be made by the Agent or any of the Lenders unless the same shall be in writing, duly signed on behalf of the Agent and the Lenders and each such waiver, if any, shall apply only with respect to the specific instance involved and for the specific purpose for which given, and shall in no way impair the rights or liabilities of the Agent or any Lender or the Guarantor hereunder in any other respect at any other time.

6.

Deemed Existence: If at any time, all or any part of any payment previously applied by the Agent or any Lender to any Obligation is or must be rescinded or returned by the Agent or any Lender for any reason whatsoever (including, without limitation, the insolvency, bankruptcy, or reorganization of the Borrower or any Other Borrowing Base Subsidiary) such Obligation shall, for the purpose of this Guarantee, to the extent that such payment is rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Agent or any Lender, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation, all as though such application by the Agent or any Lender had not been made.

7.

Other Securities: This Guarantee is in addition to and not in substitution for any other guarantee or any other securities by whomsoever given at any time held by the Agent or any Lender for any present or future Obligations and the Agent or any Lender shall at all times have the right to proceed against or realize upon all or any portion of any other guarantees or securities or any other money or assets to which the Agent or any Lender may become entitled or have a claim in such order and in such manner as the Agent or any Lender in its sole and unfettered discretion may deem fit.

8.

Continuing Guarantee: This Guarantee is a continuing guarantee and: (i) shall remain in full force and effect in accordance with its terms until payment in full of all amounts payable under this Guarantee; and (ii) shall be binding upon the Guarantor, its successors and permitted assigns.

9.

Enforcement of Guarantee: The obligations of the Guarantor under this Guarantee shall be enforceable by the Agent or any of the Lenders upon demand by the Agent for payment of the Obligations without the necessity of any action or recourse whatsoever against the Borrower or any Other Borrowing Base Subsidiary, any security or any other guarantor. The remedies provided in this Guarantee are cumulative and not exclusive of any remedies provided by Applicable Law, the Loan Documents or otherwise.

10.

Subrogation: This Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or times of any sum or sums of money for the time being due or remaining unpaid to the Agent or any Lender, and all dividends, compensations, proceeds of security valued and payments received by the Agent or any Lender from the Borrower, any Other Borrowing Base Subsidiary, the Guarantor or from others or from any estate shall be regarded for all purposes as payments in gross without right on the part of any Guarantor to claim in reduction of the liability under this Guarantee the benefit of any such dividends, compositions, proceeds or payments or any securities held by the Agent or any Lender or proceeds thereof, and the Guarantor shall have no right to be subrogated in any rights of the Agent or any Lender until the Agent and the Lenders shall have received full, final and indefeasible payment and performance of the Obligations and the Lenders have no further obligation to extend credit or advance monies to or for the benefit of the Borrower.

11.

Guarantee of Payment and Performance: This Guarantee is a guarantee of payment and performance and not of collection and is in addition and without prejudice to any securities of any kind now or hereafter held by the Agent or any Lender.

12.

Costs: The Guarantor shall reimburse the Agent and the Lenders for all expenses (including the fees and disbursements of its counsel on a solicitor and client basis) incurred by the Agent and any of the Lenders in collecting or compromising any of the Obligations and in enforcing this Guarantee or any other guarantee of the Obligations, and the term "Obligations" herein shall include all such expenses.

13.

Payment: All payments hereunder with respect to any Obligations shall be made to the Agent and the Lenders at the Agent's branch in Toronto, Ontario at 19th Floor, First Canadian Place, 100 King Street West, Toronto, Ontario , M5X 1A1 or at such other branch or agency of the Agent as the Agent shall designate from time to time by notice in writing to the Guarantor.

14.

Payment on Stay: If: (i) the Borrower or any Other Borrowing Base Subsidiary is prevented from making payment of any of the Obligations when it would otherwise be required to do so; or (ii) the Agent or any Lender is prevented from demanding payment of the Obligations because of a stay or other judicial proceeding or any other legal impediment, all Obligations or other amounts otherwise subject to demand, acceleration or payment shall be payable by the Guarantor as provided for hereunder.

15.	Waiver of Notice: The Guarantor waives all notices which may be required by any statute, rule of law, contract or otherwise to preserve any rights to the Agent or any Lender against the Guarantor.
16.

Taxes: Any and all payments by the Guarantor hereunder shall be made free and clear of and without deduction for any and all present and future taxes, liens, imposts, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto and any interest, additions to tax and penalties imposed with respect thereto, but excluding, with respect to the Agent or any Lender, taxes imposed on their income or capital and franchise taxes imposed on them by any taxation authority (hereinafter referred to as "Taxes"). If the Guarantor shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to the Agent or any Lender:

(a)

the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 16) the Agent and any applicable Lenders receive an amount equal to the sum they would have received had no such deductions been made; and

(b)	the Guarantor shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with Applicable Law.
17.

Covenants: The Guarantor acknowledges receipt of a copy of the Credit Agreement and the other Loan Documents and understands the Obligations of the Borrower and each Other Borrowing Base Subsidiary thereunder. The Guarantor consents and agrees to be bound by any provision in the Credit Agreement which relate to the Guarantor. In addition, the Guarantor covenants and agrees that it shall perform each and every term, covenant, condition and agreement which the Borrower has covenanted in the Credit Agreement to cause the Guarantor to perform, and the

Guarantor will comply with each and every term, covenant, condition and agreement which the Borrower has covenanted under the Credit Agreement to cause the Guarantor to comply with, when and as provided for by the terms of the Credit Agreement and the Guarantor will not do anything which would result in a breach of the Credit Agreement.

The Guarantor confirms and makes and repeats on its own behalf in favour of the Agent each of the representations and warranties set forth in the Credit Agreement to the extent such representations and warranties relate to the Guarantor or any matter in respect thereof, and shall be deemed to make, repeat and re-affirm each such representation and warranty on each date on which such representations and warranties are made or deemed to be made or re-made by the Borrower under the Credit Agreement, all to the same extent as if the Guarantor was a party to the Credit Agreement, and all as though such representations and warranties were set out at length herein.

18.	Governing Law: This Guarantee shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein.
19.

Severability: If any provision or paragraph of this Guarantee shall be invalid, illegal or unenforceable in any respect or in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision or paragraph in any other jurisdiction or the validity, legality or enforceability of any other provision of this Guarantee.

20.

Notices: Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by telex, telecopy, rapifax or other electronic means of communication addressed to the respective parties as follows:

the Guarantor in care of Compton Petroleum Corporation at:

Suite 3300, 425 – 1st Street SW

Calgary, Alberta

T2P 3L8

Attention:	Chief Financial Officer
Fax:	(403) 237-4529

the Agent and any Lender at:

Bank of Montreal

Global Distribution Services

19th Floor, First Canadian Place

100 King Street West

Toronto, Ontario

M5X 1B1

Attention:	Director
Fax:	(416) 867-5718

or to such other address or telex number, telecopy number or rapifax number as any party may from time to time notify the others in accordance with this Section 20. Any demand, notice or communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof, or, if made or given by telex or other electronic means of communication, on the first Business Day following the transmittal thereof.

21.	Amendment: No amendment or any change to, or waiver of, any provision of this Guarantee shall be effective unless in writing and signed by the Agent and the Lenders.
22.

Enurement: The provisions hereof shall enure to the benefit of the Agent, each Lender and their respective successors and assigns and shall be binding upon the Guarantor and its successors and permitted assigns.

IN WITNESS WHEREOF the Guarantor has caused this Guarantee to be signed by its proper officers duly authorized in that behalf as of the date and year first above written.

[NAME OF BORROWING BASE SUBSIDIARY]

Per:
Per:

Schedule "H" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

POWER OF ATTORNEY TERMS - BANKERS ACCEPTANCE

In order to facilitate the acceptance of Bankers' Acceptances pursuant to the terms of the Fifth Amended and Restated Credit Agreement dated as of August 15, 2007 between Compton Petroleum Corporation, as Borrower, and a consortium of Lenders with Bank of Montreal, as Agent (as amended, supplemented and restated from time to time, the "Credit Agreement") the Borrower hereby appoints each Lender (hereinafter individually called the "Bank"), acting by an authorized signing officer (the "Attorney") for the time being of the Bank's Branch of Account, the attorney of the Borrower:

(a)

to sign for and on behalf and in the name of the Borrower as drawer, drafts in the Bank's standard form which are "depository bills" under and as defined in the Depository Bills and Notes Act (the "DBNA") ("Drafts") drawn on the Bank payable to a "clearing house" under the DBNA or its nominee for deposit by the Bank with the "clearing house" after acceptance thereof by the Bank; and

(b)	to fill in the amount, date and maturity date of such Drafts;

provided that such acts in each case are to be undertaken by the Bank in accordance with instructions given to the Bank by the Borrower as provided in this power of attorney.

Instructions to the Bank relating to the execution, completion, endorsement, discount, purchase and/or delivery by the Bank on behalf of the Borrower of Drafts which the Borrower wishes to submit to the Bank for acceptance by the Bank shall be communicated by the Agent in writing to the Attorney at the Bank's Branch of Account concurrently with delivery by the Borrower, pursuant to the provisions of (i) Section 3.9 of the Credit Agreement, a notice of Accommodation by way of Bankers' Acceptances in the form of Schedule "A" to the Credit Agreement, or (ii) Section 3.14 of the Credit Agreement, a notice of Conversion in the form of Schedule "B" to the Credit Agreement; or (iii) Section 3.15 of the Credit Agreement, a notice of Rollover in the form of Schedule "C" to the Credit Agreement The instructions to the Bank shall specify the following information:

(c)	a Canadian Dollar amount, which shall be the aggregate face amount of the Drafts to be accepted by the Bank in respect of a particular Borrowing, Conversion or Rollover; and
(d)

a specified period of time, as provided in the Credit Agreement, which shall be the number of days after the date of such Drafts that such Drafts are to be payable, and the dates of issue and maturity of such Drafts; and

(e)	payment instructions specifying the account number of the Borrower and the financial institution at which proceeds from the sale of such Drafts are to be credited.

The communication in writing to the Bank of the instructions referred to above shall constitute (a) the authorization and instruction of the Borrower to the Bank to complete and endorse Drafts in accordance with such information as set out above and (b) the request of the Borrower to the Bank to accept such Drafts and deposit the same with the "clearing house" against payment as set out in the instructions. The Borrower acknowledges that the Bank shall not be obligated to accept any such Drafts except in accordance with the provisions of the Credit Agreement.

H-2

The Bank shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to the Bank as provided herein if the Bank reasonably believes them to be genuine. If the Bank accepts Drafts pursuant to any such instructions, the Bank shall confirm particulars of such instructions and advise the Borrower that the Bank has complied therewith by notice in writing addressed to the Borrower in accordance with the Credit Agreement. The Bank's actions confirmed and advised to the Borrower by such notice shall be conclusively deemed to have been in accordance with the instructions of the Borrower.

The Borrower agrees to indemnify the Bank and its directors, officers, employees, Subsidiaries and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any Draft with the "clearing house"; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the negligence or wilful misconduct of the Bank or any of its directors, officers, employees, Subsidiaries or agents.

This power of attorney may be revoked at any time upon not less than 5 Business Days' written notice served upon the Bank at its Branch of Account, provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of Section 3.9 of the Credit Agreement; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Draft executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective. This power of attorney may be terminated by the Bank at any time upon not less than 5 Business Days written notice to the Borrower in accordance with Section 14.6 of the Credit Agreement. Any revocation or termination of this power of attorney shall not affect the rights of the Bank and the obligations of the Borrower with respect to the indemnities of the Borrower above stated with respect to all matters arising prior in time to any such revocation or termination.

This power of attorney is in addition to and not in substitution for any agreement to which the Bank and the Borrower are parties.

This power of attorney shall be governed in all respects by the laws of the Province of Alberta and the laws of Canada applicable therein and each of the Borrower and the Bank hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of such jurisdiction in respect of all matters arising out of this power of attorney.

In the event of a conflict between the provisions of this Power of Attorney and the Credit Agreement, the Credit Agreement shall prevail. Capitalized terms used and not defined herein shall have the meanings given to them in the Credit Agreement.

Schedule "I" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

OUTSTANDING LETTERS OF GUARANTEE

AND LETTERS OF CREDIT

BENEFICIARY	AMOUNT($)	EXPIRY	RELATED A/M	IMDC/TOR/S
Ceridan Canada Ltd.	$850,000	December 31, 2007	J. Cook	BMTO 8243 OS
Mazeppa Processing Partnership	$1,000,000	August 18, 2007	J. Cook	BMTO108484 OS

Schedule "J" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007 between COMPTON PETROLEUM CORPORATION as borrower and a consortium of Lenders with the BANK OF MONTREAL as Agent

FORM OF DISCOUNT NOTE

Cdn.	$	Date:

FOR VALUE RECEIVED, the undersigned unconditionally promises to pay on ____________________, 200___, to or to the order of [NAME OF NON-BA LENDER] ("Holder"), the sum of Cdn. $___________________________ with no interest thereon.

The undersigned hereby waives presentment, protest and notice of every kind and waives any defences based upon indulgences which may be granted by the holder hereof to any party liable hereon and any days of grace.

This promissory note evidences a BA Equivalent Advance, as defined in the Credit Agreement dated August 15, 2007 among Compton Petroleum Corporation as borrower, Bank of Montreal, as agent (the "Agent") and the persons party thereto as lenders (as it may be amended, supplemented, modified or restated from time to time, referred to as the "Credit Agreement") and constitutes evidence of indebtedness to the holder arising from such BA Equivalent Advance. Payment of this note shall be made at the account designated by the Agent pursuant to the Credit Agreement.

COMPTON PETROLEUM CORPORATION
By:
Name: Title